 Exhibit 99.1
NOTICE OF ANNUAL AND SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR
WITH RESPECT TO THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS OF
MIND MEDICINE (MINDMED) INC.
TO BE HELD ON MAY 27, 2021
These materials are important and require your immediate attention. If you have any questions or require assistance in voting your shares, please contact the proxy solicitation agent, Gryphon Advisors Inc. by telephone at 1.833.335.6118 toll-free in North America (1.416.902.5565 by collect call) or by email at inquiries@gryphonadvisors.ca.

MIND MEDICINE (MINDMED) INC.
Management Information Circular for the Annual and Special Meeting of
Shareholders to be held on Thursday, May 27, 2021
This Management Information Circular the “Circular”) is provided in connection with the solicitation of proxies by management of Mind Medicine (MindMed) Inc. (“MindMed” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of the holders (“Shareholders”) of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares”, and together with the Subordinate Voting Shares, the “Shares”) of MindMed. The Meeting will be held on Thursday, May 27, 2021 at 2:00 p.m. (Eastern time) in a virtual only format which will be conducted via live audio webcast at https://web.lumiagm.com/299193020, or at such other time or place to which the Meeting may be postponed or adjourned, for the purposes set forth in the Notice of Meeting (the “Notice”) accompanying this Circular. The Corporation has also retained Gryphon Advisors Inc. to assist in connection with MindMed’s communications with Shareholders and solicitation of proxies. In connection with these services, Gryphon Advisors Inc. is expected to receive a fee of up to C$75,000, plus reasonable out-of-pocket expenses.
Information in this Circular is given as of April 16, 2021, except as otherwise indicated herein. Unless otherwise indicated, dollar amounts are expressed in United States dollars. “C$” means Canadian dollars.
MEETING ATTENDANCE AND PARTICIPATION INFORMATION
Virtual Only Meeting
Out of an abundance of caution, to proactively deal with the unprecedented public health impact of a novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Corporation will hold the Meeting in a virtual only format, which will be conducted via live audio webcast. All Shareholders, regardless of their geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with directors and management of the Corporation as well as with other Shareholders.
Attending and Participating at the Meeting
The Meeting will be hosted online by way of live audio webcast. It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is each Shareholder’s responsibility to ensure connectivity for the duration of the Meeting. In order to participate online, shareholders must have a valid 12-digit control number and proxyholders must have received an email from Odyssey Trust Company containing a Username. A summary of the information Shareholders will need to attend and participate in the Meeting is provided below.
Attending the Meeting
Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/299193020.
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Registered Shareholders and duly appointed proxyholder, including Non-Registered Holders (as defined below) who have duly appointed themselves as proxyholders, can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.

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Registered Shareholders — The 12-digit control number located on the form of proxy or in the email notification you received is the Username, and the Password is “mindmed2021”.

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Duly appointed proxyholders — Odyssey Trust Company will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is “mindmed2021”.

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Voting at the meeting will only be available for registered Shareholders and duly appointed proxyholders. Non-Registered Holders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Participating in the Meeting
Registered Shareholders that have a 12-digit control number, along with duly appointed proxyholders who were assigned a Username by Odyssey Trust Company (please see the information under the heading “Appointment of a Proxy and Proxy Registration” below)will be able to vote and submit questions during the Meeting. To do so, please go to https://web.lumiagm.com/299193020 prior to the start of the Meeting to login. Click on “I have a login” and enter your 12-digit control number or Username along with the password “mindmed2021”. Non-Registered Holders who have not appointed themselves to vote at the Meeting may login as a guest, by clicking on “I am a Guest” and completing the online form.

Non-Registered Holders who do not have a 12-digit control number or Username will only be able to attend as a guest to allow them listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Voting By Non-Registered Holders” for an explanation of why certain shareholders may not receive a form of proxy.
Please see the information under the headings “Appointment of a Proxy and Proxy Registration” below for important details regarding voting at the Meeting.
PROXY RELATED INFORMATION
Appointment of a Proxy and Proxy Registration
The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A Shareholder wishing to appoint some other person or entity (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person or entity’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by Odyssey Trust Company (“Odyssey”), Odyssey Transfer Inc., Trader’s Bank Building, Suite 702 — 67 Yonge St., Toronto ON M5E 1J8, or by facsimile to 1-800-517-4553 on or before 2:00 p.m. (Eastern time) on Tuesday, May 25, 2021, or at least 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting at which the proxy is to be used. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.
Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering a proxyholder. Registering a proxyholder is an additional step to be completed once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST contact Odyssey Trust Company by emailing MindMed@Odysseytrust.com and providing Odyssey Trust Company with their proxyholder’s contact information, amount of Shares appointed, and name in which the Shares are registered by no later than 2:00 p.m. (Eastern time) on Tuesday, May 25, 2021 or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting. Odyssey Trust Company will provide the proxyholder with a Username via email.
As noted in the Notice of Meeting accompanying this Circular, Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested Shareholders are asked to go to the website shown on the form of proxy and follow the instructions provided. Please note that each Shareholder exercising the electronic voting option will need to refer to the control number indicated on their form of proxy to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the form of proxy for information regarding the deadline for voting Shares electronically. Shareholders who vote electronically are also asked to not return the paper form of proxy by mail. Please note that voting electronically by proxy is separate and apart from voting electronically through the LUMI meeting platform during the Meeting, which is discussed further below.
Voting by Non-Registered Holders
The information set forth in this section is of significant importance to many shareholders as a substantial number of Shareholders do not hold Shares in their own name and thus are considered non-registered beneficial shareholders. Only registered holders of Shares or the persons they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans) that the Non-Registered Holder deals with in respect of the Shares; or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Holders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Shares can be recognized and acted upon at the Meeting. In accordance with the requirements of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the enclosed instrument of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. If you are a Non-Registered Holder, your Intermediary will be the entity legally entitled to vote your Shares at the Meeting. Shares held by an Intermediary can only be voted upon the instructions of the Non-Registered Holder. Without specific instructions, Intermediaries are prohibited from voting Shares.
Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Holders in advance of the Meeting. Often, the form of proxy supplied to a Non-Registered Holder by its Intermediary is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Non-Registered Holder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Non-Registered Holder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Non-Registered Holder may call a toll-free telephone number or access the internet to provide instructions regarding the voting of Shares held by the Non-Registered Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions with respect to the voting of Shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form cannot use that voting instruction form to vote Shares directly at the Meeting, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have such Shares voted.
Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary or Broadridge, as applicable. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their Shares are voted at the Meeting.
Although a Non-Registered Holder may not be recognized directly at the Meeting for the purpose of voting Shares registered in the name of their Intermediary, a Non-Registered Holder may attend the Meeting as proxyholder for the Intermediary and vote the Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Shares as a proxyholder, should enter their own names in the blank space on the form of proxy or voting instruction form provided to them by their Intermediary or Broadridge, as applicable, and return the same in accordance with the instructions provided by their Intermediary or Broadridge, as applicable, well in advance of the Meeting. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Odyssey Trust Company by emailing MindMed@Odysseytrust.com after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of a Proxy and Proxy Registration” above for details).
The purpose of the above-noted procedures is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions and procedures of their Intermediary or Broadridge, as applicable, including those regarding when and where the form of proxy or voting instruction form is to be delivered.
The Corporation does not intend to pay for intermediaries to forward Meeting Materials to objecting beneficial owners and an objecting beneficial owner will not receive Meeting Materials unless such objecting beneficial owner’s Intermediary assumes the cost of delivery. An objecting beneficial owner is a Non-Registered Holder that objects to their Intermediary disclosing their ownership information.
If you have any questions or require further information with regard to voting your Shares, please contact Gryphon Advisors Inc. toll-free in North America at 1-833-335-6118 or email at inquiries@gryphonadvisors.ca.
Legal Proxy — US Non-Registered Holders
If you are a Non-Registered Holder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from Non-Registered Holders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to MindMed@Odysseytrust.com and received by 2:00 p.m. (Eastern time) on May 25, 2021.
Voting of Proxies
Each Shareholder may instruct his, her or its proxyholder on how to vote his, her or its Shares by completing the blanks on the enclosed instrument of proxy. Shares represented by the enclosed instrument of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, the management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.
Unless otherwise stated, Shares represented by a valid instrument of proxy will be voted: (i) in favour of fixing the number of directors at six; (ii) in favour of the election of nominees set forth in this Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Shares may be voted in favour of another nominee in the proxyholder’s discretion; (iii) in favour of the appointment of RSM Canada LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration; (iv) in favour of the Alteration Resolution (as hereinafter defined); and (v) in favour of the Compensation Plans Increase Resolution (as hereinafter defined).
All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.
A registered Shareholder, or a Non-Registered Holder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Odyssey Trust Company, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or Username provided by Odyssey Trust Company at https://web.lumiagm.com/299193020 prior to the start of the Meeting. In order to vote, Non-Registered Holders who appoint themselves as a proxyholder MUST register with Odyssey Trust Company by emailing MindMed@Odysseytrust.com after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of a Proxy and Proxy Registration” above for details).
Revocation of Proxies
A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed in the proxy. If a Shareholder who has submitted a proxy attends the Meeting via the webcast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. Such notice may be delivered to the head office of the Corporation, One World Trade Center, Suite 8500, New York, New York 10007, at any time up to 5:00 p.m. (Eastern time) on May 26, 2021, the last business day preceding the day of the Meeting, or if adjourned, the last business day preceding any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting, prior to any vote in respect of which the proxy is to be used has been taken. As well, a Shareholder who has given a proxy may attend the Meeting virtually (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the Chair of the Meeting before the proxy is exercised) and vote at the Meeting (or withhold from voting). If a Shareholder has voted on the internet or by telephone and wishes to change such vote, such Shareholder may vote again through such means before 2:00 p.m. (Eastern time) on Tuesday, May 25, 2021 or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before any adjournment or postponement of the Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.
Notice and Access
The Corporation has elected to use the “notice-and-access” provisions under National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the Meeting. The Corporation has elected to deliver the proxy-related materials to Shareholders by posting the proxy-related materials for the Meeting on Odyssey’s website at https://odysseytrust.com/client/mindmedicine. The proxy materials will be available on Odyssey’s website as of April 27, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Corporation’s profile on SEDAR at www.sedar.com as of April 27, 2021.
All Shareholders will receive a notice and access notification containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders wishing to receive paper copies of the Meeting Materials can request them from the Corporation by calling Odyssey Trust Company toll-free in North America at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America). The Corporation will mail paper copies of the Meeting Materials to requesting Shareholders at no cost to them within three business days of their request, if such requests are made before the Meeting.
The Corporation will not employ what is known as “stratification.” Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of their information circular with the notice to certain groups of Shareholders. For the Meeting, all shareholders will receive the proxy-related materials under the Notice-and-Access Provisions. The Corporation will only mail paper copies of the proxy-related materials for the Meeting to those registered and beneficial shareholders who have previously elected to receive or otherwise request paper copies thereof. All other shareholders of the Corporation will receive a notification containing information on how to obtain electronic and paper copies of the proxy-related materials in advance of the Meeting.
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The authorized capital of MindMed consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate

Voting Share held at all meetings of Shareholders. The holders of Multiple Voting Shares are entitled to 100 votes in respect of each Multiple Voting Share held at all meetings of Shareholders.
As at the date of this Circular, MindMed had 340,672,479 issued and outstanding Subordinate Voting Shares (having 83.6% of the total votes attached to all Shares) and 666,497 Multiple Voting Shares (having 16.4% of the total votes attached to all Shares). Only those holders of outstanding Shares of record at the close of business on April 12, 2021 (the “Record Date”) are entitled to receive the Notice and to attend and vote at the Meeting or any adjournment(s) thereof. The failure of any Shareholder to receive a copy of the Notice does not deprive the Shareholder of the right to vote at the Meeting.
The following table sets forth, as of the date of this Circular, the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over 10% or more of the issued and outstanding Subordinate Voting Shares or Multiple Voting Shares, the approximate number of Subordinate Voting Shares and Multiple Voting Shares beneficially owned, or controlled or directed, directly or indirectly, by such persons and the percentage of the outstanding Subordinate Voting Shares and Multiple Voting Shares and votes represented by the number of Subordinate Voting Shares or Multiple Voting Shares so owned or controlled or directed:
	Number of Shares Owned or Controlled or Directed		Percentage of		Percentage of
	Subordinate Voting Shares	Multiple Voting Shares	Subordinate Voting Shares	Multiple Voting Shares	Total Shares	Total Votes
Stephen Hurst	0	488,424.38(1)	0	73.3%	0.1%(2)	12.0%
Notes:
(1)
Mr. Hurst holds 445,000 Multiple Voting Shares through Savant Addiction Medicine, LLC, of which he is the managing member, 206 Multiple Voting Shares through Savant HWP Holdings, LLC, of which he is the managing member, 10,999.99 Multiple Voting Shares through Savant HWP, Inc., of which he is co-founder, director, President and CEO, and 32,218.39 Multiple Voting Shares through Sunray Asset Management, of which he is the managing director.

(2)
Represents the number of total shares (Multiple Voting plus Subordinate Voting Shares) held directly or indirectly by Mr. Hurst, divided by the aggregate number of issued and outstanding Multiple Voting and Subordinate Voting Shares. If all Multiple Voting Shares were converted to Subordinate Voting Shares, including those held directly or indirectly by Mr. Hurst, he would hold 12.0% of the total number of issued and outstanding shares.

ARRANGEMENT TRANSACTION
On February 27, 2020, the Corporation completed a statutory arrangement (the “Arrangement”) carried out under Section 288 of the Business Corporations Act (British Columbia), as amended (the “BCBCA”) as part of a series of transactions. Pursuant to the arrangement, the Corporation, formerly known as Broadway Gold Mining Ltd., indirectly acquired all of the issued and outstanding common shares of Mind Medicine, Inc. and changed its name to Mind Medicine (MindMed) Inc.
In connection with the completion of the Arrangement, the Corporation elected a new board of directors. The Corporation also approved the creation of a class of multiple voting shares and approved the change of name of the Corporation’s common shares to “subordinate voting shares”. A stock option plan (the “Option Plan”) and a performance share unit and restricted share unit plan (the “PR Plan”) was also approved, summaries of which are provided below.
Upon completion of the Arrangement, the Corporation implemented certain changes to its corporate governance and executive compensation practice, as further described herein.
MATTERS TO BE ACTED UPON AT THE MEETING
To the knowledge of the Board, the only matters to be brought before the Meeting are set forth in the accompanying Notice. These matters are described in turn under the headings below.
Receipt of Financial Statements
The audited consolidated financial statements of MindMed for the financial year ended December 31, 2020 and the report of the auditors’ thereon will be presented at the Meeting.
Fixing Number of Directors
The Board currently consists of six directors. The term of office for each of the present directors of the Corporation expires at the Meeting. It is proposed that the number of directors to be elected at the Meeting for the ensuing year be fixed at six directors. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to fix the number of directors of the Corporation at six. In the absence of contrary instructions, the persons named in the enclosed form of proxy will vote FOR fixing the number of directors to be elected at six.

Election of Directors
The Board is currently composed of six directors, all of whom are elected annually. At the Meeting, management of the Corporation proposes to nominate the persons named below for election as directors to hold office until the next meeting of Shareholders at which the election of directors is considered, or until his/her successor is duly elected or appointed, unless he/she resigns, is removed or becomes disqualified in accordance with the articles of the Corporation or the BCBCA.
In the absence of contrary instructions, the persons named in the accompanying instrument of proxy intend to vote FOR the election of the nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite his or her name. Management of MindMed does not contemplate that any of the proposed nominees will be unable to serve as a director, but if, for any reason, at the time of the Meeting, any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.
The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Shares beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Circular. The information as to Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of MindMed, has been furnished by the respective nominees individually or obtained from the System for Electronic Disclosure by Insiders.
Name and Place of Residence	Position with MindMed and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Shares Beneficially Owned or Controlled(1)
Jamon Alexander Rahn Florida, USA	Director and Chief Executive Officer (February 27, 2020)	Chief Executive Officer of the Corporation (2021 – Present); Co-Chief Executive Officer of the Corporation (2020 – 2021); Chief Executive Officer of Upgraded Technologies Inc. (2016 – 2017); Operations Manager at Uber Technologies Inc. (2015 – 2016)	4,506,100 Subordinate Voting Shares 35,000 Multiple Voting Shares (2%)
Miriam Halperin Wernli Baar, Switzerland	Director and President (February 27, 2020)	Co-founder and Group Chief Executive Officer of Creso Pharma Ltd. (2016 – 2020); Vice President, Deputy Head Global Clinical Development, Global Head Business & Science Affairs of Actelion Pharmaceuticals (2007 – 2016)	450,000 Subordinate Voting Shares (0.1%)
Stephen L. Hurst Nevada, USA	Director (February 27, 2020)	Co-Chief Executive Officer of MindMed (2020 – 2021), Co-founder, Director, President& CEO of Savant HWP, Inc. (2009 – Present)	488,424.4 Multiple Voting Shares(1) (12.0%)
Bruce Linton(2)(3) Ontario, Canada	Director (February 27, 2020)	Director, Co-Chairman and former Chief Executive Officer of Martello Technologies Group Inc. (2007 – Present); Chief Executive Officer of Canopy Growth Corporation (2014 – 2019); Executive Chairman of Vireo Health International (November 2019 – June 2020); Executive Chairman of Gage Cannabis (November 2019 – Present); CEO and Chairman of the Board of Collective Growth Corporation (May 2020 to April 2021)	10,200,000 Subordinate Voting Shares(4) (2.5%)
Perry Dellelce(2)(3) Ontario, Canada	Chairman of the Board and Director (February 27, 2020)	Managing Partner of Wildeboer Dellelce LLP (1993 – Present)	6,395,744 Subordinate Voting Shares(5) (1.6%)

Name and Place of Residence	Position with MindMed and Date First Appointed to the Board	Principal Occupation	Number and Percentage of Shares Beneficially Owned or Controlled(1)
Brigid A. Makes(2)(3) California, USA	Director (February 27, 2020)	Consultant (2017 – Present); Senior Vice President and Chief Financial Officer of Miramar Labs (2011 – 2017) Director and Chair of Audit Committee and the Nominating & Corporate Governance Committee of Aziyo Biologics (2020 – Present)	172 Multiple Voting Shares (0.0%)
Notes:
(1)
Mr. Hurst owns or has direction over 445,000 Multiple Voting Shares through Savant Addiction Medicine, LLC, of which he is the managing member, 206 Multiple Voting Shares through Savant HWP Holdings, LLC, of which he is the managing member, 10,999.99 Multiple Voting Shares through Savant HWP, Inc., of which he is co-founder, director, President and CEO, and 32,218.39 Multiple Voting Shares through Sunray Asset Management, of which he is the managing director.

(2)
Member of the Audit Committee. Ms. Makes is the Chair.

(3)
Member of the Compensation, Nomination and Governance Committee. Mr. Linton is the Chair.

(4)
Mr. Linton controls 5,000,000 Subordinate Voting Shares through The Linton Family Trust.

(5)
Mr. Dellelce controls 6,121,041 Subordinate Voting Shares through Perry N. Dellelce Professional Corporation.

Majority Voting for Election of Directors
The Board has adopted a “majority voting” policy, pursuant to which if a nominee for election as director does not receive a greater number of votes “for” than votes “withheld” at a meeting of shareholders, such nominee shall offer his or her resignation as a director in writing to the Board promptly following the meeting of Shareholders at which the director was elected. This director’s resignation is conditional on, and will be effective following, its acceptance by the Board.
Upon receiving such offer of resignation, the Board will determine whether or not to accept the resignation within 90 days following the meeting of Shareholders. The Board shall accept that director’s resignation unless it decides that there are exceptional circumstances that prevent the Board from accepting it. The resignation will be effective when accepted by the Board, if applicable.
MindMed will announce the decision of the Board in a press release with respect to whether the Board has decided to accept such director’s resignation and provide a copy of the press release to the NEO Exchange. If the Board determines not to accept the resignation, the press release will state the reasons for that decision.
The director who tendered such resignation will not be part of any deliberations of any Board committee (including the Compensation, Nomination and Governance Committee if such director is a member thereof) or of the Board pertaining to the resignation offer.
The “majority voting” policy only applies in circumstances involving an uncontested election of directors. For the purposes of the policy, an “uncontested election of directors” means that the number of nominees for election as a director is not more than the number of directors proposed to be elected to the Board. Following each meeting of Shareholders at which there is a vote on the election of directors at an uncontested meeting, the Corporation will promptly disclose by press release the detailed voting results for the election of each director.

Biographies of Directors
Biographical information regarding the foregoing is set forth below:
Jamon Alexander “J.R.” Rahn:   J.R. is a former Silicon Valley tech executive who believed that transformational solutions to mental illness and addiction might lie in developing psychedelic medicines through FDA clinical trials. J.R. partnered with drug development veteran Stephen Hurst to start MindMed in 2019, assembling a leading clinical drug discovery and development team with vast experience conducting clinical trials and research on drug candidates derived from psychedelics. Before starting MindMed, J.R. worked in market expansion and operations at Uber. After leaving Uber, he was backed by the Silicon Valley tech accelerator Y Combinator for his company Upgraded. Upgraded partnered with Apple to provide device financing for Apple customers in Europe.
Miriam Halperin Wernli:   Dr. Halperin Wernli is a senior pharmaceutical and biomedical executive with over 30 years of strategic and operational leadership in the biopharmaceutical industry. Dr. Halperin Wernli previously worked in clinical psychiatry in Swiss academic hospital settings and then held various global senior leadership positions in the pharma and biotech industries in Switzerland and in the US (Merck, Sharp and Dohme, Roche and Actelion pharmaceuticals) covering Product Development, R&D, and Strategic Marketing. Dr. Halperin Wernli is a skilled clinician in child and adult psychiatry and an experienced Pharmaceutical leader with skills and broad expertise in Drug Development, Regulatory Affairs, Project & Portfolio Management, Development Finance & Controlling, and Corporate Strategy and Governance. Dr. Halperin Wernli most recently served as CEO of Creso Pharma, a listed cannabis company focused on the development and commercialization of cannabis and hemp derived therapeutic and nutraceutical products for human and animal health.
Stephen Hurst:   Steve has more than thirty-five years’ experience in the biopharmaceutical industry and is an advisor to non-profits furthering the research of psychedelics. Prior to co-founding MindMed, he was co-founder, director, President & CEO of Savant HWP, Inc. (2009 - present) a biopharmaceutical company developing new medicines for particularly challenging diseases including drug addiction and neglected infectious diseases. He served as Senior Vice President of Operations and General Counsel at Inhale Therapeutic Systems, Inc. (now Nektar Therapeutics, Inc.) (1994-2002), helping to raise more than $700 million in investment capital and out-license multiple clinical development projects, generating revenues in excess of $100 million annually. He has also served as a consultant to The World Bank and BIO Ventures for Global Health (2005-2009), advancing the Pneumo AMC program which has vaccinated approximately 100 million children in the developing world. Steve is a graduate of Golden Gate University School of Law and the University of California, Berkeley.
Bruce Linton:   Bruce has a passion for entrepreneurship and making a positive difference in the world. He brings a wealth of experience in building strong technology driven companies, developing world-class teams, and positioning his companies in sectors driven by waves of public policy change. In September 2019 Mr. Linton joined as Executive Chairman of Gage Growth Corp. (CSE:GAGE), a Michigan-based vertically integrated cannabis company that is innovating and curating the highest quality cannabis experiences possible for patients in the state of Michigan and bringing internationally renowned brands to market. He is also currently the Chairman of the Advisory Board for Red Light Holland Corp. (CSE: TRIP), Non-Executive Chairman of Óskare Capital, on the Board of Directors of the Canadian Olympic Foundation, Co-founder, Chairman and acting CEO of Ruckify Inc., Co-Chairman and former Chief Executive Officer of Martello Technologies Group Inc. (TSXV: MTLO) and an active investor with Slang Worldwide Inc. (CSE:SLNG) and with OG DNA Genetics Inc. Bruce is the Founder and former Chairman and Chief Executive Officer of Canopy Growth Corporation (TSX: WEED; NASDAQ: CGC). Bruce was also Chairman and Chief Executive Officer of Collective Growth Corporation; a special acquisition purpose company which went public on NASDAQ on May 1, 2020 and completed its business combination transaction with Innoviz Technologies Ltd. (NASDAQ: INVZ) in April 2021. As the leading industry voice, Bruce is a regular with CNN, Yahoo Finance, Cheddar, and Bloomberg and has been the recipient in 2018 of The Bloomberg 50.
Perry Dellelce:   Perry is a founder and the managing partner of Wildeboer Dellelce LLP, one of Canada’s leading corporate finance and transactional law firms. Perry practices in the areas of securities, corporate finance and mergers and acquisitions. Perry serves on the boards of many of Canada’s leading businesses. Perry is chair of the NEO Exchange, Canada’s newest stock exchange. He is also a member of the board of Mount Logan Capital Inc. and Lendified Inc. He has received many awards and recognitions for his public service. Perry has been bestowed an honorary Doctorate of Laws from Laurentian University. In addition, the University of Notre Dame honoured Perry with the Distinguished Alumni Award from the Mendoza College of Business. He has also been recognized by the Western University with the Purple and White Award for long-standing dedication to the University and by the University of Ottawa by being admitted to the Common Law Honour Society recognizing the Law School’s most accomplished graduates. Perry is the past chair and a current member of the board of directors of the Sunnybrook Foundation and the current chair of the Canadian Olympic Foundation. Recently, Perry was awarded the Paul Harris Award by the Rotary Club of Sudbury, the Rotary Club’s highest recognition for community service.
Brigid A. Makes: Brigid has more than 35 years of experience, primarily working with med-tech and biopharmaceutical companies. She has served as a member of our board of directors since December 2019. Ms. Makes has served as an independent consultant for medical device and healthcare companies since July 2017, specifically advising on finance, accounting strategy and funding responsibilities. From September 2011 to July 2017, Ms. Makes served as Senior Vice

President and Chief Financial Officer of Miramar Labs, Inc., a biotechnology company focused on aesthetics and dermatology. From 2006 to 2011, Ms. Makes served as Senior Vice President and Chief Financial Officer of AGA Medical Corp, a leader in developing interventional devices for the minimally invasive treatment of structural heart defects and peripheral vascular disorders. Prior to AGA, Ms. Makes held various positions at Nektar Therapeutics Inc. from 1999 to 2006, including serving as Chief Financial Officer. Since September 2020, Ms. Makes has also been a member of the board of directors of Aziyo Biologics Inc., a publicly traded commercial-stage regenerative medicine company, where Ms. Makes serves as chair on the Audit Committee and the Nominating & Corporate Governance Committee. Ms. Makes holds an M.B.A. from Bentley University and a Bachelor of Commerce degree in Finance & International Business from McGill University.
Cease Trade Orders, Bankruptcies and Penalties and Sanctions
To the knowledge of MindMed, except as disclosed herein, no proposed director is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director or chief executive officer or chief financial officer of any company (including MindMed) that: (a) was the subject of an order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.
On July 9, 2020, Lendified Holdings Inc., in respect of which Perry Dellelce was and remains a director, was issued a cease trade order from the Ontario Securities Commission for failing to file audited annual financial statements of Lendified PrivCo Holding Corporation for the year ended December 31, 2019. The audited annual financial statements were subsequently filed, and the cease trade order is no longer in effect.
To the knowledge of MindMed, no proposed director: (a) is, or within 10 years before the date hereof, has been a director or executive officer of any company (including MindMed) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for the proposed director.
Appointment and Remuneration of Auditors
At the Meeting, Shareholders will be asked to re-appoint RSM Canada LLP as auditors of MindMed, to hold office until the next annual meeting of Shareholders. Shareholders will also be asked to authorize the directors of MindMed to fix the auditors’ remuneration. RSM Canada LLP was first appointed as auditors of MindMed on February 27, 2020.
In the absence of contrary instructions, the persons named in the accompanying instrument of proxy intend to vote FOR the appointment of the auditors and to authorize the Board to fix the auditors’ remuneration as set forth above.
Adoption of Amended and Restated Articles
The Corporation is proposing to alter its existing articles to address various corporate maintenance matters including, among other things, (i) the adoption of certain advance notice provisions (the “Advance Notice Provisions”); (ii) the adoption of provisions to allow for meetings of Shareholders to be held outside of British Columbia; (iii) certain amendments to the share provisions governing the Multiple Voting Shares; (iv) amendments to permit the alteration of the Corporation’s authorized share structure by ordinary resolution of the Shareholders in accordance with the BCBCA; (v) amendments to permit the Board, in accordance with the BCBCA, to subdivide or consolidate the Shares or alter the identifying name of the Shares; (vi) an increase in the quorum requirement at all meetings of Shareholders from 5% of the issued Shares entitled to be voted at a meeting to 33 1∕3% of the issued shares entitled to be voted at a meeting; (vii) amendments to permit the Board to fix the number of directors of the Corporation by resolution of the directors; and (viii) certain other housekeeping matters.
Therefore, Shareholders are being asked to pass a special resolution to alter the existing articles of the Corporation by adopting the proposed amended and restated articles (the “Amended and Restated Articles”) substantially in the form attached as Schedule “A” to this Circular.

The following provides an overview of the material proposed alterations to the Corporation’s existing articles as set forth in the Amended and Restated Articles, which is qualified in its entirety by reference to the full text of the Amended and Restated Articles attached as Schedule “A” to this Circular.
Place of Meetings of Shareholders
The Amended and Restated Articles specify that the Board, by directors’ resolution, may call a meeting of Shareholders to be held either within or outside of the Province of British Columbia.
Meetings of Shareholders — Chair
The existing articles of the Corporation entitle the Chair of the Board to preside as Chair at a meeting of Shareholders. If the Chair of the Board is unable or unwilling to so act then the President of the Corporation may preside as alternate Chair at a meeting of Shareholders.
Pursuant to the Amended and Restated Articles, the Chief Executive Officer replaces the President as the person who may preside as alternate Chair at a meeting of Shareholders. If none of the aforementioned persons are present, able and willing to act as Chair then those directors present at the meeting may choose one of their number, or the Corporation’s solicitor, to act as the alternate Chair, failing which, the Shareholders entitled to vote at the meeting may choose any person present at the meeting to serve as alternate Chair.
Meetings of Directors — Chair
Similar to the proposed alternate Chair procedure with respect to Shareholder meetings (as described above), the Amended and Restated Articles replace the President with the Chief Executive Officer as a person who may, in addition to the Chair of the Board, preside as alternate Chair at a meeting of directors. If none of the aforementioned persons are present, able and willing to act as Chair then those directors present at the meeting may choose any other director to act as alternate Chair of the meeting.
Advance Notice Provisions
The Amended and Restated Articles contain Advance Notice Provisions for director nominations which require Shareholders who wish to nominate candidates for election as directors to provide the Corporation with timely notice thereof in proper written form. The Advance Notice Provisions are intended to: (a) provide all Shareholders, including those participating in a meeting of Shareholders by proxy, with adequate notice of director nomination, thus enabling them to exercise their votes in an informed manner; (b) ensure the Board has the opportunity to make an informed recommendation and, if appropriate, present alternatives to Shareholders; and (c) facilitate an orderly and effective meeting process.
Subject to the provisions of the BCBA, the Amended and Restated Articles and other applicable securities regulation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may only be made at any annual meeting of Shareholders, or at any special meeting of Shareholders if one of the purposes for which such a meeting was called is the election of directors of the Corporation, as follows: (a) by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more Shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA or a requisition to call a meeting of Shareholders made in accordance with the provisions of the BCBCA; or (c) by a nominating Shareholder (a “Nominating Shareholder”) who, (A) at the close of business on the date of the giving of the Nomination Notice (as defined below) and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting, and (B) complies with the Nomination Notice procedures set forth below.
For a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must provide timely notice in proper written form (the “Nomination Notice”) to the Chief Executive Officer of the Corporation. To be considered timely, such Nomination Notice must be made: (a) in the case of an annual meeting of Shareholders, not less than 30 days prior to the date of the annual meeting of Shareholders; provided, however, that if the annual meeting of Shareholders is to be held on a date that is less than 50 days after the date on which the initial public announcement of the date of the annual meeting of Shareholders was made, the Nomination Notice may be made not later than the close of business on the 10th day following such public announcement; (b) in the case of a special meeting of Shareholders that is not also an annual meeting but is called for the purpose of electing directors of the Corporation (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the initial public announcement of the special meeting of Shareholders was made; and notwithstanding the foregoing clauses, in the case of an annual or special meeting of Shareholders where “notice-and-access” is used for the delivery of proxy-related materials and the initial public announcement is not less than 50 days before the date of the meeting, not less than 40 days prior to the date of the meeting.

To be considered made in proper written form, the Nomination Notice must include: (a) for each person whom the Nominating Shareholder proposes to nominate, the name, age, business and residential addresses, citizenship, and principal occupation or employment information for the period beginning five years preceding the Nomination Notice; (b) information on each proposed nominee’s shareholdings in the Corporation, including the class or series and number of Shares which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person, both as of the record date for the meeting of Shareholders and as of the date of the Nomination Notice; and (c) a statement as to whether each proposed nominee would be “independent” of the Corporation within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 — Audit Committees (“NI 52-110”) and pursuant to applicable securities laws.
With respect to the Nominating Shareholder, the Nomination Notice must also include: (a) the name and business and residential addresses; (b) information as to the number and class or series of Shares of the Corporation directly or indirectly controlled or directed or which are owned beneficially or of record by the Nominating Shareholder or its joint actors, both as of the record date for the meeting of Shareholders and as of the date of the Nomination Notice, together with the full particulars of any derivatives, hedges or other economic or voting interest relating to the Nominating Shareholder’s interest in securities of the Corporation; and (c) full particulars of any proxy, contract, arrangement understanding or relationship pursuant to which such Nominating Shareholder or any joint actor has the right to vote any shares of the Corporation.
The Nomination Notice must also include any other information relating to a proposed nominee and the Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and applicable securities laws.
The Advance Notice Provisions do not preclude the discussion by a Shareholder at a meeting of Shareholders of any matter properly before such meeting pursuant to the provisions of the BCBCA or at the discretion of the Chair of such meeting. The Chair of a Shareholders meeting has the power and duty to determine whether a director nomination was made in accordance with the Advance Notice Provisions and, if any proposed nomination is not in compliance with such provisions, to declare such nomination to be defective and disregard it.
Despite the provisions described above, the Board retains discretion to waive any requirements of the Advance Notice Provisions.
Amendments to Rights Attached to the Multiple Voting Shares
Pursuant to the existing articles of the Corporation, the provisions governing the Multiple Voting Shares (the “Current MVS Provisions”) provide, in part that any issued and outstanding Multiple Voting Shares, including fractions thereof, may at any time, subject to the FPI Condition and Beneficial Ownership Limitation (as such terms are defined below), at the option of the holder, be converted into Subordinate Voting Shares at an initial conversion ratio (the “Conversion Ratio”) of 100 Subordinate Voting Shares per Multiple Voting Share. The right of the Multiple Voting Shares to convert into Subordinate Voting Shares is subject to certain conditions in order to maintain the status of the Corporation as a “foreign private issuer” under United States securities laws. The right to convert the Multiple Voting Shares is subject to the condition that the aggregate number of Subordinate Voting Shares and Multiple Voting Shares (calculated as a single class) held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the 1934 Act), may not exceed forty-five percent (45%) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (calculated as a single class) (the “FPI Condition”). The Board may, at its discretion, increase the percentage of shares of the Corporation held by residents of the United States pursuant to the FPI Condition to no greater than 50%. The Board may not allow the conversion of Multiple Voting Shares in any circumstances if the FPI Condition is in excess of 50% and for so long as it exceeds 50% (the “Conversion Prohibition”).
In addition, the Current MVS Provisions provide that the Corporation shall not effect any conversion of Multiple Voting Shares, and a holder shall not have the right to convert any portion of Multiple Voting Shares, to the extent that after giving effect to such issuance after conversion, the holder (together with its affiliates and any other persons acting as a group with the holder or its affiliates) would beneficially own in excess of 9.99% of the number of Subordinate Voting Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). Notwithstanding the foregoing, a holder of Multiple Voting Shares, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation shall not exceed 19.9% of the number of Subordinate Voting Shares outstanding immediately after giving effect to the conversion and any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice of increase is delivered to the Corporation.
The Subordinate Voting Shares are listed for trading on the NEO Exchange and are quoted on the OTCQB and the Frankfurt Borse; the Multiple Voting Shares are not listed or quoted on any market and effectively can only be traded upon conversion into Subordinate Voting Shares. Absent the FPI Condition and the Conversion Prohibition, Multiple Voting Shares would be freely convertible into Subordinate Voting Shares; however, an unintended consequence of the Conversion Prohibition under the Current MVS Provisions is that when the Conversion Prohibition is in effect, the holders of Multiple Voting Share are unable to convert their Multiple Voting Shares and are therefore denied the liquidity afforded to the holders of Subordinate Voting Shares.

The Amended and Restated Articles make it easier for (a) holders of Multiple Voting Shares to convert their shares to Subordinate Voting Shares; and (b) the Board to authorize such conversions. The Amended and Restated Articles give the Board the authority to (i) waive the application of the FPI Condition for specific, or future, conversions of Multiple Voting Shares if the Board determines that such waiver is in the best interests of the Corporation; and (ii) determine by resolution that it is in the best interests of the Corporation that all Multiple Voting Shares be automatically converted into Subordinate Voting Shares. In addition, the Amended and Restated Articles remove the Beneficial Ownership Limitation as, in the view of the Board, it was unnecessary in connection with the management and conversion of the Multiple Voting Shares. The Amended and Restated Articles also provide a new conversion right to holders of Multiple Voting Shares whereby they shall be entitled to convert their Multiple Voting Shares to Subordinate Voting Shares at any time on or after July 4, 2021. This right has been proposed by the Board because it was a condition of the acquisition of HealthMode, Inc. that the sellers of HealthMode Inc., almost all of whom received Multiple Voting Shares in consideration for the sale of their shares in HealthMode, Inc., would be entitled to convert their Multiple Voting Shares by no later than July 5, 2021.
The Corporation is authorized to issue an unlimited number of Subordinate Voting Shares and the conversion of some or all Multiple Voting Shares into Subordinate Voting Shares will not have any effect on the number of Subordinate Voting Shares that remain available for future issuance.
A blackline of the section of the Amended and Restated Articles compared against the Current MVS Provisions, showing all additions and deletions, is attached at the end of Schedule “A” to this Circular.
Alteration of Authorized Share Structure
The existing articles of the Corporation require a special resolution of the Shareholders in order to (a) create one or more classes or series of shares or eliminate a class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue or establish a maximum number of shares that the Corporation is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of the shares; (d) increase, in certain circumstances, or decrease the par value of shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.
Pursuant to the Amended and Restated Articles, as permitted by the BCBCA, an ordinary resolution of the Shareholders is required in order to effect the amendments set forth in clauses (a), (b), (d), (e) and (g) above. In addition, the Amended and Restated Articles permit the Board by resolution of the directors to (i) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or (ii) alter the identifying name of any of its shares.
Quorum
The Corporation’s existing articles provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. The Amended and Restated Articles increase the quorum requirement from 5% to 33 1∕3% of the issued shares, and not less than two persons, entitled to be voted at a meeting.
Fixing the Number of Directors
The existing articles of the Corporation provide that if the Corporation is a public company, the number of directors may be fixed by ordinary resolution of the Shareholders. The Amended and Restated Articles permit the Board by resolution of the directors to set the number of directors.
At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, approve, with or without variation, a special resolution (the “Alteration Resolution”) substantially in the form noted below to alter the existing articles of the Corporation in their entirety by adopting the Amended and Restated Articles. To be effective, the Alteration Resolution must be passed by at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the meeting.
If the Alteration Resolution is approved at the Meeting and the Board determines to implement the Amended and Restated Articles, the Corporation intends to file articles of amendment in accordance with the provisions of the BCBCA shortly after the Meeting and the Amended and Restated Articles will become effective on the date shown in the certificate of amendment.
Shareholders are encouraged to carefully review the full text of the Amended and Restated Articles as set out at Schedule “A” to this Circular.

“RESOLVED AS A SPECIAL RESOLUTION THAT:
1.
The existing articles of Mind Medicine (MindMed) Inc. (the “Corporation”) be and are hereby altered by deleting the existing articles in their entirety and adopting the Amended and Restated Articles as set forth in Schedule “A” to the management information circular of the Corporation dated April 19, 2021;

2.
Pursuant to section 259 of the Business Corporations Act (British Columbia), the alteration of the articles of the Corporation referred to in paragraph 1 shall not take effect until a copy of this resolution is received for deposit at the Corporation’s records office;

3.
Any one director or officer of the Corporation is hereby authorized and directed to do all acts and things, to execute and deliver all agreements, documents and instruments, to give all notices and to deliver, file and distribute all documents and information which such person determines to be necessary or desirable to give effect to the intent of these resolutions; and

4.
The directors of the Corporation be and are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders.”

The Corporation’s management and Board recommend that Shareholders vote FOR the Alteration Resolution. In the absence of contrary instructions, the persons named in the accompanying instrument of proxy intend to vote FOR the Alteration Resolution. The Alteration Resolution requires the approval of at least two-thirds of the votes cast by Shareholders at the Meeting with the holders of Multiple Voting Shares and Subordinate Voting Shares voting together as a single class.
Increase in Shares Reserved Under Compensation Plans
The Corporation has established:
•
the Option Plan, which provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation, options to purchase Subordinate Voting Shares (the “Stock Options”). As of the date of this Circular, Stock Options to purchase an aggregate of up to 18,345,750 Subordinate Voting Shares were issued to directors, officers, employees and consultants of the Corporation, and

•
the PR Plan, which permits the Board to grant restricted stock units (each, an “RSU”) or performance stock units (each, a “PSU”) to its senior officers, directors, employees and consultants as a discretionary payment in consideration for significant contributions to the long-term success of the Corporation. As of the date of this Circular, 500,000 RSUs that can be settled for an equivalent number of Subordinate Voting Shares were issued to officers, employees and consultants of the Corporation

Both the Option Plan and the PR Plan (collectively, the “Compensation Plans”) permit the Board to grant Stock Options, RSUs and PSUs to acquire, whether through exercise or settlement, up to 10% of the total number of Shares issued and outstanding at the time of grant, provided that for the purpose of such calculation, the total number of Stock Options, RSUs and PSUs awarded shall not exceed 10% of the number of Subordinate Voting Shares issued and outstanding at the time of grant (the “Aggregate Compensation Plans Limitation”). For purposes of calculation, the number of Subordinate Voting Shares outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares as at the date of such grants, as permitted by the policies of the NEO. As of the date of this Circular, 18,345,750 Stock Options, 500,000 RSUs and no PSUs have been issued.
The Corporation feels that it competes for executive and scientific talent within many sectors, but primarily within the technology and pharmaceutical industries, where experienced personnel expect to be compensated, in large part, through stock-based compensation plans that offer equity upside. Additionally, as the Corporation implements its development strategies, it anticipates significant growth, both through its programs but also collaborations and acquisitions, and this will require flexibility to offer to new and existing executives, employees and consultants a mix of Stock Options, RSUs and PSUs. For these reasons, the Corporation feels that it is prudent to increase the Aggregate Compensation Plans Limitation from 10% to 15% of the number of Subordinate Voting Shares issued and outstanding (assuming the conversion of the issued and outstanding Multiple Voting Shares into Subordinate Voting Shares) at the time of grant (the “Aggregate Compensation Plans Limitation Increase”).
If approved, the Aggregate Compensation Plans Limitation Increase will be effected by amending Section 3 of the Option Plan and Section 6.1 of the PR Plan, each of which is attached at Schedule “B” and Schedule “C” to this Circular, respectively. It is important to note that the versions of the Option Plan and PR Plan attached to the Circular contain other amendments to such plans that the Board approved at the same time that it approved the Aggregate Compensation Plans Limitation Increase. These additional amendments are of a housekeeping nature only, made by the Board to improve the administration of the Compensation Plans, and do not require approval by the Shareholders. Only the Aggregate Compensation Plans Limitation Increase requires Shareholder approval.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution (the “Compensation Plans Increase Resolution”) substantially in the form noted below to effect the Aggregate Compensation Plans Limitation Increase. To be effective, the Compensation Plans Increase Resolution must be passed by a simple majority of the votes cast by Shareholders present in person or represented by proxy at the meeting, other than votes attaching to the Shares held by the Corporation’s directors, officers, employees and their associates.
If the Compensation Plans Increase Resolution is approved at the Meeting, the new maximum percentage of Subordinate Voting Shares cannot be increased beyond the Aggregate Compensation Plans Limitation Increase without the further approval of Shareholders.
Shareholders are encouraged to carefully review the full text of the Compensations Plans as set out at Schedule “B” and Schedule “C” to this Circular, respectively.
“RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.
Section 3 of the share option plan (the “Option Plan”) of Mind Medicine (MindMed) Inc. (the “Corporation”) is hereby amended by substituting ‘10%’ with ‘15%’;

2.
The Options (as defined in the Option Plan) to be issued under the Option Plan and all unallocated Options under the Option Plan, be and are hereby approved;

3.
Section 6.1 of the Corporation’s performance share unit and restricted share unit compensation plan (the “PR Plan”) is hereby amended by substituting ‘10%’ with ‘15%’;

4.
The RSUs (as defined in the PR Plan) and the PSUs (as defined in the PR Plan) to be issued under the PR Plan and all unallocated RSUs and PSUs under the PR Plan, be and are hereby approved;

5.
The board of directors of the Corporation (the “Board”) is hereby authorized to make such amendments to the Option Plan and the PR Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Option Plan and the PR Plan, as applicable, the approval of the Shareholders;

6.
Any one director or officer of the Corporation is hereby authorized and directed to do all acts and things, to execute and deliver all agreements, documents and instruments, to give all notices and to deliver, file and distribute all documents and information which such person determines to be necessary or desirable to give effect to the intent of these resolutions; and

7.
The directors of the Corporation be and are authorized to revoke this resolution before it is acted on without further approval of the Shareholders.”

The Corporation’s management and Board recommend that Shareholders vote FOR the Compensation Plans Increase Resolution. In the absence of contrary instructions, the persons named in the accompanying instrument of proxy intend to vote FOR the Compensation Plans Increase Resolution. The Compensation Plans Increase Resolution requires the approval of at least a majority of the votes cast by Shareholders at the Meeting, other than votes attaching to the Shares held by the Corporation’s directors, officers, employees and their associates,with the holders of Multiple Voting Shares and Subordinate Voting Shares voting together as a single class.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Overview
In general, the Board is responsible for the stewardship of the Corporation. The Board oversees the business and affairs of the Corporation, supervises senior management’s day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation’s assets as well as in establishing the Corporation’s strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. In addition, there is ongoing communication between senior management and Board members between meetings both on an informal basis and through committee meetings.
To assist in the discharge of its responsibilities, the Board has established an Audit Committee and a Compensation, Nomination and Governance Committee. While the Board considered forming a Technology, Evaluation, Acquisition and Scientific Integrity Committee upon the appointment of Dr. Halperin Wernli to the Board, ultimately it was decided that the committee was not necessary as shortly thereafter Dr. Halperin Wernli become the President of the Corporation and the proposed functions of the committee were managed by the executive team.

The Board believes that sound corporate governance practices are in the best interests of the Corporation and its Shareholders and contribute to prudent and effective decision-making. The Board is committed to remaining abreast of the ongoing evolution of corporate governance standards and practices both in Canada and more broadly. As such, directors of the Corporation are committed to thorough and effective corporate governance arrangements. In addition, the Board supports the Corporation’s efforts to align its corporate governance practices with the recommendations currently in effect and contained in National Instrument 58-201 — Corporate Governance Guidelines having regard to the Corporation’s particular circumstances from time to time.
Pursuant to National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose its corporate governance practices, which are described below. The Board will continue to monitor its practices on an ongoing basis and, when necessary, amend such practices or implement such additional practices as it deems appropriate.
Board of Directors
The responsibilities of the Board and management of the Corporation to act with due care in the best interests of the Corporation are well defined by law and both management and the Board recognize their respective duties and obligations.
Corporate objectives are reviewed by the Board from time to time throughout the year. The Board has the mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for several areas, including:
(a)
reviewing and approving the Corporation’s strategic, business and capital plans;

(b)
reviewing and approving material proposed expenditures;

(c)
reviewing and approving significant operational and financial matters; and

(d)
providing direction to management on these matters.

Decisions regarding the ongoing day-to-day management are made by management of the Corporation. The Board meets regularly to review the business operations and financial statements of the Corporation and also discharges, in part, its responsibility through the Audit Committee and the Compensation, Nomination and Governance Committee. The frequency of the meetings of the Board, as well as the nature of agenda items, change depending upon the state of the Corporation’s affairs and in light of opportunities that arise or risks which the Corporation faces. The Corporation holds a minimum of four meetings of the Board in each fiscal year. When business requires that a board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.
The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Corporation are appropriate, the directors receive and comment on periodic reports from management as to the Corporation’s assessment and management of such risks. The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing periodic management reports. The Board, directly and through its Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems.
The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.
The importance of the independence of the directors from management is fully endorsed by the Corporation. The Board of Directors Charter (the “Board Charter”) provides that at least a majority of the directors must be “independent” for the purposes of all applicable regulatory requirements. The Board has determined that each of Brigid A. Makes and Bruce Linton are “independent” under NI 52-110 and under NI 58-101. The Board has also determined that each of Jamon Alexander Rahn. Miriam Halperin Wernli and Stephen Hurst are not independent, as Mr. Rahn is the Chief Executive Officer of the Corporation. Dr. Halperin Wernli is the President of the Corporation, and Stephen Hurst was until February 2021 the Co-Chief Executive Officer and Executive Chairman of the Corporation. The Board has also determined that Perry Dellelce is not independent because he is the Managing Partner of Wildeboer Dellelce LLP, a law firm that in 2020 was paid in excess of $75,000 in fees for legal services provided to the Corporation. Notwithstanding the foregoing, in the view of the Board, the status of Messrs. Rahn, Hurst and Dellelce, and Dr. Halperin Wernli, as non-independent directors does not preclude them from exercising independent judgment with a view to the best interests of the Corporation. However, the Board is cognizant that the imbalance of non-independent versus independent directors, which was exacerbated by the appointment of Miri Halperin Wernli, who originally was considered as independent, as President of the Corporation in August 2020, and the retirement of an independent director, Dr. Stanley Glick, in February 2021 needs to be addressed. Therefore, the Board of

Directors instituted the Compensation and Governance Review (as defined in “Executive Compensation” below) to address this imbalance, which the Board regards as important for many reasons, including because the imbalance means that (i) all of the current independent members must serve on both the Audit Committee and the Compensation, Nomination and Governance Committee, and a diversification of participants on such committees would be preferable; and (ii) currently there is not a majority of independent versus non-independent directors on the Board.
Due to the lack of independent members of the Board, and to broaden the pool of directors available to serve on the Audit Committee and the Compensation, Nomination and Governance Committee, the Board commenced the Compensation and Governance Review and has formulated a plan to increase independent representation on the Board, and to manage independence issues on the Audit Committee, as follows:
1.
The Board has commenced an extensive search and interview process for qualified, independent directors, which process is continuing as of the date of this Circular.

2.
The Board anticipates identifying and nominating at least two additional independent members and having them added to the Board no later than the end of the third quarter. These independent members will join the Board upon either the resignation of non-independent members, to be replaced by the new independent nominees, or by appointment by the Board; in either case, the term of office of such new members will continue until the next annual meeting of Shareholders.

3.
As soon as a new independent director is added, the Board will appoint such director to the Audit Committee to replace Mr. Dellelce, and will ultimately appoint a fully independent Compensation, Nomination and Governance Committee.

4.
If a non-independent director resigns, the Board intends to fill that vacancy with an independent member.

The Board anticipates that this process of identifying and nominating at least two additional independent directors will be completed prior to the end of the third quarter of 2021, at which time the Board will consist of an equal number of independent and non-independent directors, and, if a non-independent member resigns, ultimately a majority of independent directors. The Board intends to keep Shareholders apprised of its progress in implementing this plan through the issuance of press releases as membership of the Board is altered.
Notwithstanding that the Board is not comprised of a majority of independent directors, the Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. Additionally, the independent directors of the Corporation hold informal discussions regarding corporate matters as deemed necessary and in camera sessions without management and, in certain circumstances, non-independent directors present as required to help the Board facilitate its exercise of independent judgement in carrying out its responsibilities when required.

The following table sets out the directors and officers of MindMed that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:
Name	Name & Jurisdiction of Reporting Issuer	Exchange	Position	From	To
Bruce Linton	Canopy Growth Corporation All provinces and territories of Canada	TSX, NYSE	Co-CEO Chairman	March 26, 2014	July 2, 2019
	Canopy Rivers Inc. British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland	TSX	Chairman and Director	September 17, 2018	July 2, 2019
	Canopy Rivers Inc. British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland	TSXV	Director	August 25, 2012	November 28, 2016
	The Limestone Boat Company Limited (formerly LL One Inc.) British Columbia, Alberta and Ontario	TSXV	Director	August 8, 2019	March 2, 2021
	Vireo Health International, Inc. British Columbia, Alberta and Ontario	CSE	Executive Chairman Director	November 7, 2019	June 8, 2020
	Gage Growth Corp. British Columbia and Ontario	CSE	Executive Chairman	April 2021	Present
	Martello Technologies Group Inc. British Columbia, Alberta and Ontario	TSXV	Director	August 16, 2018	Present
Perry Dellelce	Mount Logan Capital Inc. British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland	NEO	Director	October 19, 2018	Present
	Cricket Media Group Ltd. Ceased Reporting	TSXV	Director	June 20, 2011	May 18, 2016
	Lendified Holdings Inc. British Columbia, Alberta and Ontario	TSXV	Director	March 10, 2020	Present
The Board elects from its ranks a chairperson to preside at all meetings of the Board, which is currently Perry Dellelce. The Chair of the Board shall provide leadership to the Board by, among other things (a) consulting with the Chief Executive Officer (the “CEO”) and the Secretary of the Corporation in determining the dates and locations of Board meetings and shareholders meetings; (b) presiding at meetings of the Board and meetings of the shareholders of the Corporation; (c) setting the schedule and agenda for Board meetings with input from the other directors, the CEO and other senior management of the Corporation where appropriate; (d) assisting the chairs of Board committees in developing agendas for Board committee meetings that will enable the Board committees to successfully carry out their responsibilities; (e) ensuring that all business that is required to be brought before a meeting of shareholders is brought before a meeting of shareholders; (f) arranging for senior management and others to attend Board meetings where appropriate; (g) facilitating the delivery of accurate, timely and clear information to the Board to enable the Board to successfully carry out its responsibilities; (h) coordinating the activities of the Board committees with the activities of the Board; (i) assigning tasks to appropriate directors and Board committees; (j) acting as the principal interface between the Board and the CEO; (k) providing advice, counsel and mentorship to the CEO, other directors and senior management of the Corporation; (l) together with the CEO, speaking for the Corporation in its communications with shareholders and the public; and (m) performing such other functions as may reasonably be requested by the Board.
The following table sets forth the number of Board and committee meetings held and attendance by directors for the financial year ended December 31, 2020:
Attendance of Directors
(in person or by telephone)
Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation, Nomination and Governance Committee Meetings Attended
Jamon Alexander Rahn	7 of 7	N/A	N/A
Miriam Halperin Wernli	7 of 7	N/A	N/A
Stephen Hurst	6 of 6(1)	N/A	N/A
Bruce Linton	7 of 7	3 of 3	9 of 9
Perry Dellelce	7 of 7	3 of 3	9 of 9
Brigid Makes	7 of 7	3 of 3	9 of 9

(1)
Mr. Hurst did not attend one Board meeting as its subject was a matter in which he had a conflict of interest, and therefore he recused himself.

Mandate of the Board of Directors
The Board, both directly and through its committees, supervises the activities and manages the affairs of the Corporation and is responsible for the stewardship of the Corporation and its business. The Board discharges its responsibilities for supervising the management of the business and affairs of the Corporation by delegating the day-to-day management of the Corporation to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Corporation and its operations.
The duties and responsibilities of the Board are set out in the Board Charter which can be found in the Corporate Governance section of the Corporation’s website at www.mindmed.co.
Board Committees
Audit Committee
The Audit Committee is currently composed of the following three directors: Brigid A. Makes (Chair), Bruce Linton and Perry Dellelce, who will resign from the Audit Committee upon the appointment of a new independent member to the Board. The Audit Committee oversees the accounting and financial reporting practices and procedures of the Corporation and the audits of the Corporation’s financial statements. Additional information regarding the Audit Committee, including a copy of the charter of the Audit Committee, can be found in the Corporation’s Annual Information Form for the financial year ended December 31, 2020, a copy of which is available for review under the Corporation’s SEDAR profile at www.sedar.com.
Compensation, Nomination and Governance Committee
The Compensation, Nomination and Governance Committee is composed of the following three directors: Bruce Linton (Chair), Perry Dellelce and Brigid Makes. It is anticipated that upon the appointment of additional independent directors, one such director will replace Mr. Dellelce on this committee. The primary function of MindMed’s Compensation, Nomination and Governance Committee with respect to compensation matters includes: (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. The Committee shall review and make recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder). The primary functions of the Compensation, Nomination and Governance Committee with respect to nomination and governance matters are to: (i) advise the Board on corporate governance in general, (ii) identify candidates to act as directors of the Corporation, (iii) recommend to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders, (iv) oversee and assess the functioning of the Board and the committees of the Board, and (v) develop and recommend to the Board, and oversee the implementation and assessment of, effective corporate governance principles. Each member of MindMed’s Compensation, Nomination and Governance Committee possesses the necessary skills and experience to effect the mandate of MindMed’s Compensation, Nomination and Governance Committee. MindMed

has adopted a Charter of the Compensation, Nomination and Governance Committee. The charter of the Compensation, Nomination and Governance Committee can be found in the Corporate Governance section of the Corporation’s website at www.mindmed.co.
Position Descriptions and Executive Officer Succession Planning
The Corporation has not yet implemented any written position descriptions for its executive officers or for the chairs of each of its committee. However, as part of the Compensation and Governance Review that the Board and executive management has commenced, as explained in “Executive Compensation” below, the Corporation intends to implement such descriptions during 2021.
In addition, the Compensation, Nomination, and Governance Committee oversees management succession planning and makes appropriate recommendations to the Board at least annually regarding the appointment and succession of the Corporation’s executive officers.
Orientation and Continuing Education of New Directors
MindMed has established an informal orientation and education program for new MindMed Board members, with MindMed being committed to providing such information so as to ensure that new directors are familiar with MindMed’s business and the procedures of the MindMed Board. Information includes MindMed’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. MindMed’s Compensation, Nomination and Governance Committee ensures that every director possesses the capabilities, expertise, availability and knowledge required to fill his or her position adequately. MindMed intends to arrange on-site tours of its operations, as applicable, in the future, but has been unable to do so to date as it became operational at approximately the same time as the COVID-19 pandemic began limiting global and national travel and access to business premises.
MindMed’s Compensation, Nomination and Governance Committee will ensure that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the MindMed Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that MindMed expects from its directors). All new directors are expected to understand the nature and operation of the business.
MindMed’s Compensation, Nomination and Governance Committee will provide continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of MindMed’s business remains current.
Ethical Business Conduct
The Board has adopted an anti-bribery and anti-corruption policy (the “Anti-Bribery and Anti-Corruption Policy”). The Anti-Bribery and Anti-Corruption Policy is intended to ensure that the business activities of MindMed are conducted in an honest and ethical manner, with a zero-tolerance approach to bribery and corruption. The Anti-Bribery and Anti-Corruption Policy applies to all directors, officers, employees, consultants and contractors of MindMed and compliance with the Anti-Bribery and Anti-Corruption Policy constitutes terms of service, employment and engagement, as the case may be. The Anti-Bribery and Anti-Corruption Policy prohibits corrupt practices such as acceptance of bribes, inducements, advantages or kickbacks, and all directors, officers, employees, consultants and contractors of MindMed are required to comply with and report any violations of the Anti-Bribery and Anti-Corruption Policy. Violations of the Anti-Bribery and Anti-Corruption Policy will be investigated and, if violations are found to have occurred, could result in dismissal for gross misconduct.
The Board of MindMed has also adopted a formal written “Code of Business Conduct and Ethics” intended to ensure legal and regulatory compliance, the protection of the Corporation’s assets and resources, avoidance of conflicts of interest, protection of confidential information, accuracy of books and records, and to ensure that MindMed’s work environment is discrimination and harassment free and provides safe working conditions.
In addition, the Board of MindMed has adopted a formal written insider trading policy (the “Insider Trading Policy”) to assist the directors, officers and employees the Corporation and its subsidiaries in complying with the prohibitions under applicable securities laws against insider trading, tipping and recommending trades in the securities of the Corporation and other issuers in certain circumstances. The Insider Trading Policy also contains additional pre-clearance, black-out and other trading restrictions and provisions for maintaining the confidentiality of information in certain circumstances.
Nomination of Directors
The Compensation, Nomination and Governance Committee will annually (or more frequently, if appropriate) recommend to the Board nominees for election or appointment as directors. Recommendations are made in consultation with the chair of the Board based on the appropriate size and composition of the Board and Board committees, as well as the competencies, skills and personal qualities required of directors to enable the Board and Board committees to properly discharge their respective responsibilities. The Board will approve the final choice of nominees. Directors are elected at each annual meeting of shareholders.
Majority Voting in Director Elections
The Board has adopted a “majority voting” policy that will apply at any meeting of Shareholders where an uncontested election of directors is held. A summary of the Corporation’s “majority voting” policy is set out under the heading “Matters to be Acted upon at the Meeting — Election of Directors of MindMed — Majority Voting for Election of Directors”.
Compensation
The Board is responsible for approving the compensation of the Chief Executive Officer and considering recommendations of the Chief Executive Officer with respect to the compensation of other members of senior management. The Compensation, Nomination, and Governance Committee considers matters related to executive compensation and makes recommendations to the Board with respect to such matters.
The Compensation, Nomination, and Governance Committee, composed of a majority of independent directors, assists the Board in its oversight of executive and director compensation and undertakes the responsibility for, among other things: (a) reviewing and making recommendations to the Board with respect to compensation of the Chief Executive Officer; (b) making recommendations to the Board with respect to non-CEO officer compensation, incentive compensation plans and equity-based plans; and (c) reviewing the Corporation’s compensation disclosure in public documents and preparing the annual report on executive compensation for inclusion in the Corporation’s information circulars.
Assessments
The Compensation, Nomination and Governance Committee is charged with reviewing and making recommendations to the Board regarding corporate goals and objectives relevant to compensation of the CEO and, in consultation with the CEO, evaluating the CEO’s performance in light of the corporate goals and objectives identified at least annually and making recommendations to the Board regarding the annual salary, bonus, stock options, share-based awards and other benefits, direct and indirect, of the CEO.
The Compensation, Nomination and Governance Committee is also responsible for reviewing and making recommendations to the Board regarding corporate goals and objectives relevant to compensation of the executive officers, evaluating the performance of the Corporation’s executive officers and making recommendations to the Board regarding the annual salary, bonus, stock options, share-based awards and other benefits, direct and indirect, of the executive officers at least annually.
In addition, the Compensation, Nomination and Governance Committee will review periodically the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and review any significant change in the primary occupation of the director in light of: (i) the opportunities and risks facing the Corporation and the Corporation’s proposed strategy; (ii) the need to ensure that a majority of the Board is comprised of “independent” directors; and (iii) the Corporation’s corporate governance guidelines and Board policies with respect to, among other things, diversity, director tenure, retirement and succession and the number of boards on which directors may sit.
Director Term Limits and Other Mechanisms of Board Renewal
The term of the Corporation’s directors expires at the end of the next annual general meeting or when a successor is elected or appointed to the Board. The Corporation, in its present form, has been operating since February 27, 2020 and therefore has a limited operating history and a short governance history, including having all of its directors being first appointed on February 27, 2020 or later. Accordingly, the Board has not yet addressed the issue of term limits and does not impose term limits or mandatory retirement on its directors. The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons, but will continue to evaluate this belief and its applicability to the Corporation as time passes. The Board and Compensation, Nomination and Governance Committee continually review a director’s effectiveness and the mix of skills and expertise. This approach enables the Corporation to make decisions regarding the composition of its Board and senior management team based on what is in the best interests of the Corporation and its shareholders.
Representation of Women on the Board and in Executive Officer Positions
The Corporation has adopted a written policy with respect to the diversity of executive officers (the “Diversity of Executive Officers Policy”) in order to express the importance MindMed places on the diversity of its executive officers. The Diversity of Executive Officers Policy provides that the Board is to be guided by the following principles when identifying candidates for appointment as executive officers: (i) seeking executive officers who in addition to having extensive knowledge and competencies in their respective necessary areas of expertise also have diverse points of view, enabling each of them to make an active, informed and positive contribution to the day to day management of the Corporation, the conduct of its business and its future development; (ii) seeking a balance in terms of the knowledge and competencies of the executive officers to help management fulfil its responsibilities in all respects; and (iii) considering diversity criteria by seeking executive officers who represent both genders and various cultural communities. The Corporation has also adopted a written policy with respect to the diversity of the Board (the “Diversity of the Board Policy”) which is substantially similar to that of the Diversity of Executive Officers Policy.
Number of Women on the Board and in Executive Officer Positions
The Board currently has two female directors; assuming the election of all of the director nominees set out in this Circular, two women (representing 28.6% of the directors of the Corporation) will be on the Board at the conclusion of the Meeting. There are currently two female executive officers of the Corporation.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
In 2020, after the completion of the Arrangement, the time and attention of the Board and executive management was largely taken up by establishing the Corporation’s business and financing it. As a result, the Board did not initiate a comprehensive compensation and corporate governance review (the “Compensation and Governance Review”) until late 2020 that, as of the date of this Circular, is still ongoing. As a result of this review, the following Compensation Discussion and Analysis reflects the Corporation’s planned compensation approach, the details and implementation of which are subject to final Board approval. However, certain portions of the Compensation and Governance Review have been completed and have started to be implemented, such as the Board’s recommendation of the Compensation Plans Limitation Increase proposed to Shareholders.
The general objectives of MindMed’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) attract and retain highly qualified executive officers.
In 2019, MindMed paid all of its executives as consultants. Over the course of 2020, MindMed converted most or all of such arrangements to a direct compensation basis.
Components of Executive Compensation
MindMed strives to align its executive compensation program with returns to our investors, as MindMed wants all of its employees to share in the financial risks and rewards tied to delivering business results. As a result, executive plans are designed to secure, retain and provide incentive to our executives to achieve critical value catalysts that increase the value of our enterprise and create economic benefit for investors. Additionally, incentive plans for all employees below the executive level align to these consistent principles and provide rewards for achievement of specific objectives tied to value catalysts. MindMed pays a base salary to executive officers and incentive pay for executive officers is comprised of an annual performance plan with two reward components — cash and equity.
Base Salary
Base salary represents a key component of an executive officer’s compensation package as it is the first step in ensuring a competitive compensation structure and is typically the foundation on which the other features of the package are determined. Base salaries are reviewed and adjusted, as appropriate, once yearly by the Compensation, Nomination and Governance Committee, and is determined according to the particular executive officer’s personal performance, seniority, contribution to the Corporation’s business performance and the size and stage of MindMed’s development.
Annual Incentive Plan (Short- and Long-Term)
The Corporation intends to establish an annual performance plan which, regardless of whether looking at the cash or equity component, evaluates the executive’s contribution to business performance, with an annual reward target (for each reward component) established in each executive’s employment agreement. These targets are measured against annual enterprise objectives to be determined by the Compensation, Nomination and Governance Committee and approved by the Board, with performance assessed on achieving the stated enterprise objectives and individual results.
The short-term component of the annual incentive plan consists of a target cash bonus. Equity awards are considered to have a longer time horizon than cash awards, and for equity awards, MindMed has instituted the Option Plan and the PR Plan and in which a portion of each equity award is in the form of Options (as defined in the Option Plan) and the remaining portion in the form of RSUs (as defined in the PR Plan). Equity award targets will represent a range of possible percentages of an executive’s base salary, depending on level. Typically, 25% will be vested immediately upon grant and, beginning on the first anniversary date, 25% vested in each of the next three years on a monthly basis (i.e., one-twelfth of each year’s amount to be vested will vest each month).
Compensation and Governance Review — Proposed compensation level data and methodology
As part of the Compensation and Governance Review, management has proposed to the Board that there be nine compensation levels that are based on standards in both the pharmaceutical and technology sectors.
In establishing these levels, the Corporation has purchased (at an aggregate cost of approximately US$12,000) market data primarily from Radford (pharmaceutical), OpenComp and levels.fyi (technology), which the Corporation believes are widely regarded as providing the most comprehensive and reliable data for both sectors. Both Radford and OpenComp work off the same standard nine level system that management has proposed; by contrast, the original MindMed compensation ladder proposed in February 2020 had 22 levels and was too complex to ever be fully implemented. The data has enough depth that ad hoc compensation data can be obtained if the specific compensation bands break down for specific roles within a ladder.
Additionally, for determining comparable compensation levels, the different compensation levels were broken down into the five regions in which the Corporation operates or from which it recruits talent and five different career ladders (i.e., each ladder has different results for each of the five regions). The regions are broken down as:
•
Tri-state (i.e., New York, New Jersey, Connecticut, and parts of Northeast Pennsylvania)

•
San Francisco Bay area

•
US-national

•
Central Europe

•
Switzerland

The following is a general description of the ladder splits:
•
Clinical medical doctors (MD) generally receive higher compensation than non-doctors, and so management has split clinical MD from non-MD, with the data indicating an approximate 20% gap with the gap being larger for key roles and elite specialists.

•
Clinical non-MD are therefore grouped into one ladder, with relatively large compensation bands.

•
The engineering (engineering, product, operations management) ladder is more compact than pharma, starting at a higher base for more junior roles, as these junior personnel are still highly skilled technically, whereas pharma has many roles that are clinical yet more administrative than technical.

•
The machine learning ladder is split out from engineering just as the MD ladder is split out from clinical.

•
Individual contributors in operations are split out on a separate ladder as they tend to operate on a lower scale than the other tech individual contributor roles and managers.

It is intended that there will be overlapping manager and individual contributors tracks in clinical and tech, in order to encourage employees to become leaders as individual contributors and as managers. Management feels that in a highly technical setting like the Corporation’s, incentive should not be to get ‘promoted’ into a manager role, but rather to allow an employee to pick a course and grow to the highest levels as a technical or a managerial leader.
Management has proposed to the Board that they maintain an incentive system that allows for both cash bonuses and equity, with the balance between the two being determined by the Board utilizing factors dictated by market research and the Corporation’s hiring experience, among other factors.
Specifically the Board has been asked to approve a system in which the Corporation targets most long term incentives to be split as to 50% RSUs and 50% Options, based on industry standard bands for long term incentives. It is also proposed that the Corporation will provide a short term incentive bonus scheme that can range from 10% to 50% of employee’s base salary depending on the role of the executive or team member.
While it is the Corporation’s intention to target compensation midpoints based on the available data in order to remain competitive, it also needs to recognize that ‘special situations are normal’. This means that the compensation system needs to be flexible enough to use the available databases to determine ad hoc compensation for specific niche roles; in such cases informal market checks and other data points would also be used. This is important for the Corporation, for in the technology and pharmaceutical fields, it is not uncommon that personnel are required, or available, for which the Corporation would be willing to pay more, and differently, than any ladder would suggest. Examples of such hires could include, but not be limited to, specialist MD or machine learning roles, or key director or vice president level leaders that can take significant responsibility within a department or even across multiple functions.
Mitigation of Compensation-Related Risk
As part of its annual review of the Corporation’s compensation policies and practices, including the setting of annual corporate performance objectives, the Compensation, Nomination and Governance Committee considers risks associated with such policies and practices. The Board and the Compensation, Nomination and Governance Committee consider and assess, as necessary, risks relating to compensation prior to entering into or amending employment contracts with Named Executive Officers (as defined below) and when setting the compensation of directors. The Board and the Compensation, Nomination and Governance Committee believe that the Corporation’s compensation policies and practices are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Corporation or which would encourage a Named Executive Officer to take any inappropriate or excessive risks. The Compensation, Nomination and Governance Committee will continue to review the Corporation’s compensation policies, including its compensation-related risk profile, as necessary, to ensure its compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation or encourage a Named Executive Officer to take any inappropriate or excessive risks.

Summary of the Option Plan
Capitalized terms used in this summary that are not otherwise defined in this Circular shall have the same meaning as defined in the Option Plan, a copy of which is attached to this Circular, which is available for review under the Corporation’s SEDAR profile at www.sedar.com.
On February 19, 2020, the Corporation received Shareholder approval of the Option Plan and the Board adopted it on February 27, 2020. The Option Plan provides that the Administrators may, from time to time, at its discretion, grant to directors, officers, employees and certain other service providers of the Corporation or its subsidiaries (i.e., a Participant), in connection with their employment or position, options to purchase Subordinate Voting Shares. The purchase price for any optioned Subordinate Voting Shares is fixed by the Administrators, which purchase price will not be less than the Fair Market Value of a Share on the date the option is granted, being the closing price of the Subordinate Voting Shares on the NEO Exchange (or, if the Subordinate Voting Shares are not then listed on the NEO Exchange, on such other stock exchange or automated quotation system on which the Subordinate Voting Shares are then listed or quoted, as the case may be, as may be selected by the Administrators for such purpose) on the last trading day on which Subordinate Voting Shares traded prior to the day on which an Option is granted, provided that if no Subordinate Voting Shares traded on such date, the Fair Market Value shall be the average of the bid and ask prices in respect of the Subordinate Voting Shares at the close of trading on such date.
The aggregate number of Subordinate Voting Shares that are issuable under the Option Plan upon the exercise of Options which have been granted and are outstanding under the Option Plan, together with Shares that are issuable pursuant to outstanding awards or grants under any other Share Compensation Arrangement, shall not at any time exceed 10% of the Subordinate Voting Shares then issued and outstanding, subject to adjustment to give effect to any relevant changes in the capitalization of the Corporation, and provided that for the purpose of such calculation, the number of Subordinate Voting Shares then issued and outstanding shall include the number of Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares. The Board has proposed the Compensation Plans Limitation Increase, which if approved by Shareholders, will increase the 10% limit to 15%.
Subordinate Voting Shares in respect of which Options have been granted but which are forfeited, cancelled or otherwise terminated or expire without being exercised shall be available for subsequent Options. As an “evergreen” plan, the NEO Exchange requires that all unallocated options, rights and other entitlements under the Option Plan be approved by shareholders on a periodic basis, each approval being effective for a period of three years. The aggregate number of Shares reserved for issuance pursuant to options granted under Option Plan and options or other entitlements granted under any other Share Compensation Arrangement to Insider Participants (as a group) shall not exceed 10% of the aggregate number of Subordinate Voting Shares outstanding, provided that for the purpose of such calculation, the number of Subordinate Voting Shares outstanding shall include the number of Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares. Within any one-year period, the aggregate number of Shares issued to Insider Participants (as a group) pursuant to options granted under the Option Plan or options or other entitlements granted under any other Share Compensation Arrangement shall not exceed 10% of the aggregate number of Shares outstanding, provided that for the purpose of such calculation, the number of Subordinate Voting Shares outstanding shall include the number of Shares issuable upon conversion of the outstanding Multiple Voting Shares.
In addition to the foregoing limits, (i) the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of option grants to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000; and (ii) no grant of Options under the Option Plan may be made to any non-employee director if such grant could result, together with awards or grants then outstanding under the Option Plan and any other Share Compensation Arrangement, in the issuance to non-employee directors as a group of a number of Subordinate Voting Shares exceeding 1% of the number Shares issued and outstanding immediately prior to any such Subordinate Voting Share issuance, provided that for the purpose of such calculation, the number of Subordinate Voting Shares issued and outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares.
The Option Plan provides that Options granted to a citizen or resident of the United States of America and who, at the time of grant, is an employee of the Corporation or any parent or subsidiary of the Corporation may be an “incentive stock option” within the meaning of the U.S. Internal Revenue Code, if so determined by the Administrators. The Option Plan includes various provisions that apply specifically to each such “incentive stock option”.
Options granted under the Option Plan have a maximum term of 10 years from the date of grant. Options will become available for purchase by a Participant on a date or dates to be determined by the Administrators on the date of grant. Vested options may be exercised in whole or in part at any time by a Participant by payment of the aggregate exercise price therefor in full either: (a) by cash, certified cheque or bank draft or wire transfer; (b) if approved by the Administrators, and except with respect to ISOs, through means of a “net settlement,” whereby no exercise price will be due and where the number of Subordinate Voting Shares issued upon such exercise will be equal to: (A) the product of (l) the number of Subordinate Voting Shares as to which the Option is then being exercised, and (2) the difference between (x) the then current Fair Market Value per Subordinate Voting Share and (y) the exercise price per Subordinate Voting Share, divided by (B) the then current

Fair Market Value per Subordinate Voting Share. A number of Shares equal to the difference between the number of Subordinate Voting Shares as to which the Option is then being exercised and the number of Subordinate Voting Shares actually issued to the Participant upon such net settlement will be deemed to have been received by the Corporation in satisfaction of the exercise price; (c) if approved by the Administrators, through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Subordinate Voting Shares deliverable upon the exercise of the Option; or (d) by such other method as the Administrators may approve or accept.
Subject to the terms of the Option Plan with respect to a Participant’s death, no Options may be transferred or assigned. Options may be exercised by the Participant and, upon the Participant’s death, the legal representative of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option may subscribe for Shares only in his or her own name or in his or her capacity as a legal representative. All Options exercised during the Participant’s lifetime shall only be exercisable by the Participant or, in the event of his or her disability, by his or her personal representative.
Notwithstanding anything to the contrary set forth in the Option Plan, upon or in anticipation of any Change in Control, the Administrators may, in their sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control: (a) cause any or all outstanding Options to become vested and immediately exercisable, in whole or in part; and/or (b) cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control.
The Option Plan contains additional minimum provisions which apply to Options granted to residents of the State of California including in respect of the treatment of Options upon the termination of employment of a Participant The Board may in its discretion, amend, suspend or terminate the Option Plan, or any portion thereof, at any time without obtaining the approval of shareholders of the Corporation, subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the NEO Exchange), if any, that require the approval of shareholders. Any amendment to any provision of the Option Plan will be subject to any required regulatory or governmental approvals. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment related to:
(a)
providing for an increase to the maximum number of Subordinate Voting Shares which may be issued under the Option Plan, except pursuant to the provisions of the Option Plan which permit the Administrators to make equitable adjustments in the event of certain transactions affecting the Corporation or its capital;

(b)
providing for an increase in, or the removal of, the limits on the number of Subordinate Voting Shares Reserved for Issuance to Insider Participants;

(c)
providing for an increase in, or the removal of, the limits on participation in the Option Plan by non-employee directors;

(d)
providing for a reduction in the exercise price per Subordinate Voting Shares for Options (for this purpose, a cancellation or termination of an Option prior to its expiry date for the purpose of re-issuing an Option to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), except pursuant to the provisions of the Option Plan which permit the Administrators to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(e)
providing for an extension to the term of Options beyond the original expiry date, except in respect of blackout periods and other trading restrictions;

(f)
providing that an Option may be transferred or assigned other than for normal estate settlement purposes;

(g)
providing for the addition of additional categories of Participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(h)
anything that required the approval of shareholders pursuant to Section 10.12(7) of the Listing Manual of the NEO Exchange; or

(i)
the deletion or reduction of the range of amendments which require the approval of shareholders of the Corporation.

The Corporation shall not provide financial assistance to Participants in connection with the Option Plan.
Summary of the PR Plan
Capitalized terms used in this summary that are not otherwise defined in this Circular shall have the same meaning as defined in the PR Plan, a copy of which is attached to this Circular, which is available for review under the Corporation’s SEDAR profile at www.sedar.com.

On February 19, 2020, the Corporation received Shareholder approval of the PR Plan and on February 27, 2020 the Board adopted it. The purposes of the PR Plan are to (i) promote a significant alignment between employees and directors of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ and directors’ compensation with the performance of the Corporation over the long term, and (iii) to attract and retain critical personnel to drive the business success of the Corporation. Grants may be made under the PR Plan to directors, officers and employees of the Corporation or of any subsidiary of the Corporation, provided PSUs shall not be awarded to non-employee directors of the Corporation. PSU and RSU awards that vest in accordance with their terms will be paid in either (a) Subordinate Voting Shares issued from treasury; or (b) cash.
The aggregate number of Subordinate Voting Shares that are issuable under the PR Plan to pay awards which have been granted and are outstanding under the PR Plan, together with Shares that are issuable pursuant to outstanding awards or grants under any other Share Compensation Arrangement, shall not at any time exceed 10% of the Shares then issued and outstanding, subject to adjustment to give effect to any relevant changes in capitalization of the Corporation, and provided that for the purpose of such calculation, the number of Shares then issued and outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares. The Board has proposed the Compensation Plans Limitation Increase, which if approved by Shareholders, will increase the 10% limit to 15%.
Subordinate Voting Shares in respect of which Awards have been granted but which are (i) vested and redeemed or (ii) forfeited, surrendered, cancelled or otherwise terminated or expire without the delivery of Shares shall be available for subsequent Awards. In addition, the number of Subordinate Voting Shares subject to an Award (or portion thereof) that the Corporation permits to be settled in cash in lieu of settlement in Subordinate Voting Shares shall be available for subsequent Awards. Within any one year period, the aggregate number of Subordinate Voting Shares issued to Insiders (as a group) pursuant to the PR Plan and any other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares (on a nondiluted basis). As an “evergreen” plan, the NEO Exchange will require that all unallocated awards, rights and other entitlements under the PR Plan be approved by shareholders on a periodic basis, each approval being effective for a period of three years.
Awards under the PR Plan shall be limited as follows:
(a)
the total number of Subordinate Voting Shares reserved for issuance to Insiders (as a group) under the PR Plan, together with Subordinate Voting Shares reserved for issuance to Insiders under any other Share Compensation Arrangement, shall not at any time exceed 10% of the issued and outstanding Subordinate Voting Shares, provided that for the purpose of such calculation, the number of Subordinate Voting Shares issued and outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares;

(b)
within any one-year period the aggregate number of Subordinate Voting Shares issued to Insiders (as a group) pursuant to the PR Plan and any other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Subordinate Voting Shares, provided that for the purpose of such calculation, the number of Subordinate Voting Shares issued and outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares;

(c)
the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of awards under the PR Plan, together with awards or grants under any other Share Compensation Arrangement, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000; and

(d)
no award under the PR Plan may be made to any non-employee director if such award could result, together with awards or grants then outstanding under the PR Plan and any other Share Compensation Arrangement, in the issuance to non-employee directors as a group of a number of Subordinate Voting Shares exceeding 1% of the Subordinate Voting Shares issued and outstanding immediately prior to any such Subordinate Voting Share issuance, provided that for the purpose of such calculation, the number of Subordinate Voting Shares issued and outstanding shall include the number of Subordinate Voting Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares.

All issuances of Subordinate Voting Shares from treasury to pay awards shall be deemed to be issued at a price per Subordinate Voting Share equal to the Market Value on the date of issuance.
Awards granted under the PR Plan will be made with a specified dollar value (i.e. the Award Value) as of the date of grant, as determined by the Board or by the grant of specific amounts of PSUs or RSUs. In the case of PSUs, the Board may determine any performance criteria applicable to the PSU.
Unless the Board determines to grant a Participant a specific number of PSUs without specifying an Award Value, the PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the

Participant for such Performance Period by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.
Unless the Board determines to grant a Participant a specific number of RSUs without specifying an Award Value, the RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.
Each whole PSU and RSU will give a Participant the right to receive either a Subordinate Voting Shares or a cash payment, as determined by the Board, in an amount determined in accordance with the terms of the PR Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or Vested RSUs.
When and if cash dividends are paid on the Subordinate Voting Shares during the period from the Award Date under the Award Agreement to the date of settlement of the PSUs or RSUs granted thereunder, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account (i.e. Dividend Equivalent Units) in accordance with the terms of the PR Plan. Dividend Equivalent Units shall be subject to the same Vesting conditions and shall Vest and be paid at the same time as the PSUs or RSUs, as applicable, to which they relate.
Upon the first day immediately following the end of the Performance Period, PSUs represented by the PSU Balance as at such date shall Vest subject to the terms of the PR Plan, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Board in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSUs will vest. PSUs which do not become Vested PSUs shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs.
Upon the Vesting Date(s) specified in the applicable Award Agreement the RSUs comprising a Participant’s RSU Balance shall Vest in such proportion as may be determined in accordance with the Award Agreement. RSUs which do not become Vested RSUs shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs.
In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Board for settlement in Subordinate Voting Shares issued from treasury, the Participant or his legal representative, as applicable, shall receive a number of Subordinate Voting Shares equal to the number of Vested PSUs or Vested RSUs, as the case may be, credited to the Participant’s Account (rounded down to the nearest whole number of Subordinate Voting Shares). In such event, such Subordinate Voting Shares shall be distributed to the Participant or his or her legal representative, as applicable, as soon as practicable following the applicable Vesting Date but in no event shall the payment be made later than December 31 of the third calendar year following the year in which the services giving rise to the award of PSUs or RSUs were rendered.
In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Board for settlement in Subordinate Voting Shares issued from treasury, the Participant or his or her legal representative, as applicable, shall receive a cash payment equal to: (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as of the last day of such Performance Period, (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to her or his Account as of the Vesting Date (rounded down to the nearest whole number of RSUs). The cash payment shall be made to the Participant or his or her legal representative, as applicable, in a single lump sum as soon as practicable following the applicable Vesting Date but in no event shall the payment be made later than December 31 of the third calendar year following the year in which the services giving rise to the award of PSUs or RSUs were rendered.
Except as otherwise provided in the Award Agreement governing the grant of PSUs or RSUs to a Participant or a written employment or other agreement between the Participant and the Corporation or any Subsidiary, in the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment or service as a director is terminated by the Corporation or a Subsidiary of the Corporation for any reason, or (ii) a Participant voluntarily terminates his employment with the Corporation or a Subsidiary of the Corporation or service as a director, including due to retirement, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise; provided that any Vested PSUs and Vested RSUs will be settled in accordance with the payment of cash or Subordinate Voting Shares sections of the PR Plan.
The PR Plan contains additional minimum provisions which apply to PSUs and RSUs granted to residents of the State of California.

The PR Plan may be amended or terminated at any time by the Board in whole or in part, provided that:
(a)
no amendment of the PR Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

(b)
no amendment of the PR Plan shall be effective unless such amendment is approved by the NEO Exchange; and

(c)
the approval of shareholders of the Corporation shall be obtained for any:

(i)
amendment for which, under the requirements of the Stock Exchange or any applicable law, shareholder approval is required;

(ii)
a reduction in pricing of an award under the PR Plan (other than an adjustment pursuant to Section 5.3 of the PR Plan in respect of certain transactions of the Corporation or its capital) or the cancellation and reissuance of awards under the PR Plan;

(iii)
extension of the term of an award under the PR Plan;

(iv)
any amendment to remove or exceed the Insider participation limits under the PR Plan;

(v)
any amendment to remove or exceed the limits on participation in the PR Plan by non-employee directors;

(vi)
an increase to the maximum number of Shares which may be issuable under the PR Plan, other than an adjustment pursuant to Section 5.3 of the PR Plan in respect of certain transactions of the Corporation or its capital;

(vii)
the addition of additional categories of Participants that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(viii)
allowance of awards granted under the PR Plan to be transferable or assignable other than for normal estate settlement purposes; or

(ix)
amendment to the amendment section of the PR Plan.

Subject to the terms of the relevant Award Agreement, in the event of a Change in Control, the PSUs and RSUs credited to the account of the Participant as at the date of the Change in Control, will become vested PSUs and RSUs on a one-for-one basis on the date of Change in Control, unless otherwise determined by the Board. As soon as practical following the Change in Control, the Participant, at the discretion of the Board, will receive a payment in cash or in Subordinate Voting Shares equal to the number of vested RSUs or PSUs, as applicable, multiplied by the price at which the Subordinate Voting Shares are valued for the purposes of the transactions giving rise to the Change in Control.
The assignment or transfer of the PSUs or RSUs, or any other benefits under the PR Plan, shall not be permitted, other than by operation of law. The Corporation shall not provide financial assistance to Participants in connection with the PR Plan.
Personal Benefits and Perquisites
The Corporation does not provide personal benefits and perquisites to employees, including executive officers and directors other than the provision to employees and executive officers of a comprehensive medical, dental and vision insurance plan, as well as a related short- and long-term disability and life insurance plan. All employees, including executive officers and directors, are reimbursed for their reasonable out-of-pocket business-related expenses.
Performance Graph
The following graph compares the percentage change in the cumulative Shareholder return on the Subordinate Voting Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period commencing on December 31, 2015 to December 31, 2020 based on the price of the Subordinate Voting Shares, assuming a CDN$100 investment on December 31, 2015 and reinvestment of dividends. From December 31, 2015 to March 3, 2020, the performance reflected is that of Broadway, the Corporation’s predecessor business, and is not reflective of the Corporation’s business or performance since the completion of the Agreement on February 27, 2020 and the listing of its Subordinate Voting Shares on the NEO Exchange on March 3, 2020.

The Corporation’s total shareholder return for the portion of the year from the completion of the Arrangement and December 31, 2020 was 1176%; during 2020 and into 2021 the Corporation completed a series of financings that provided it with a net cash position as at March 31, 2021 of US$161.4 million. The Board has not, as of the date of the Circular, determined any incentive payments based on the Corporation’s results for 2020, including its total shareholders’ return, but it is anticipated that as part of the Compensation and Governance Review the Board will consider and approve incentive payments that take into account these factors.
As the completion of the Arrangement marked the beginning of the commencement of the current business of the Corporation, the Corporation considers its share performance since completion of the Arrangement to be pertinent to its Shareholders. Therefore, the next graph compares the percentage change in the cumulative Shareholder return on the Subordinate Voting Shares commencing with the listing of the Subordinate Voting Shares on the NEO Exchange on March 3, 2020 to December 31, 2020, compared to the cumulative total return of the S&P/TSX Composite Index for the same period, assuming a CDN$100 investment on March 3, 2020 and reinvestment of dividends.

Cumulative Return since Arrangement
$1,000.00
$900.00
$800.00
$700.00
$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$-
3/3/2020
4/3/2020
5/3/2020
6/3/2020
7/3/2020
8/3/2020
9/3/2020
10/3/2020
11/3/2020
12/3/2020
1/3/2021

Share-based and option-based awards
In determining share-based and Option awards, the Corporation looks at a number of factors, including the seniority and responsibilities of the roles of each officer, employee and consultant, the nature of their work, salary levels and the amount and nature of previous grants. As part of the Compensation and Governance Review, the Corporation is re-evaluating its approach to the granting of share-based and option awards and their weight within an individual’s overall compensation package and expects to adopt a comprehensive system in line with the stated objectives of the Corporation’s compensation philosophy. As part of the Compensation and Governance Review, the Board has been asked to approve a system in which the Corporation targets most long term incentives to be split as to 50% RSUs and 50% Options, based on industry standard bands for long term incentives. It is also proposed that the Corporation will provide a short term incentive bonus scheme that can range from 10% to 50% of employee’s base salary depending on the role of the executive or team member.
Summary Compensation Table
In this Circular, a “Named Executive Officer” means: (a) MindMed’s Chief Executive Officer at any time during the 2020 fiscal year; (b) MindMed’s Chief Financial Officer at any time during the 2020 fiscal year; (c) the three other most highly compensated executive officers of MindMed at the end of the financial year ended December 31, 2020 whose total compensation, individually, was greater than CDN$150,000; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of MindMed or its subsidiaries, nor serving in a similar capacity, at the end of the financial year ended December 31, 2020. For the financial year ended December 31, 2020, MindMed had seven Named Executive Officers, namely: (a) Jamon Alexander Rahn, Chief Executive Officer; (b) Stephen Hurst, Former Co-Chief Executive Officer and Executive Chairman; (c) David Guebert, Chief Financial Officer; (d) Paul Van Damme, former Chief Financial Officer; (e) Carol Nast, Chief Operating Officer; (f) Scott Freeman, former Chief Medical

Officer; and (g) Miri Halperin Wernli, President. Former Broadway executives, who served as Named Executive Officers prior to the Arrangement (i.e., for the fiscal years ended December 31, 2018 and 2019), are also listed.
The following table presents the compensation earned by the Named Executive Officers for the years ended December 31, 2020, December 31, 2019 and December 31, 2018. All amounts are in Canadian dollars.
						Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year(1)	Salary (C$)	Consulting Fees (C$)	Share- Based Awards (C$)(2)	Option- Based Awards (C$)	Annual Incentive Plans	Long- Term Incentive Plan	Pension Value (C$)	All Other Compensation (C$)	Total Compensation (C$)
Jamon Alexander Rahn Chief Executive Officer(3)(4)	2020	266,667	130,188	Nil	1,038,578	175,000	Nil	Nil	Nil	1,610,433
	2019	Nil	94,436	Nil	Nil	Nil	Nil	Nil	Nil	94,436
Stephen Hurst Former Co-Chief Executive Officer(3)(5)	2020	266,667	190,000	Nil	Nil	80,000	Nil	Nil	Nil	536,667
	2019	Nil	132,040	Nil	Nil	Nil	Nil	Nil	Nil	132,040
David Guebert Chief Financial Officer(6)	2020	55,479	122,380	Nil	266,859	Nil	Nil	Nil	Nil	444,718
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—
Paul Van Damme Former Chief Financial Officer(7)	2020	Nil	43,070	Nil	20,772	Nil	Nil	Nil	Nil	63,842
	2019	Nil	22,744	Nil	Nil	Nil	Nil	Nil	Nil	22,744
Scott Freeman Former President and Chief Medical Officer(8)	2020	260,003	40,000	Nil	207,720	Nil	Nil	Nil	Nil	507,723
	2019	Nil	67,604	Nil	Nil	Nil	Nil	Nil	Nil	67,604
Carol Nast Chief Operating Officer(9)	2020	266,667	35,750	Nil	324,556	Nil	Nil	Nil	Nil	626,973
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—
Miri Halperin Wernli(11) President	2020	106,695	28,201	Nil	1,014,439	80,641	Nil	Nil	Nil	1,229,976
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	—
Duane Parnham Former Chief Executive Officer(11)	2019	Nil	100,000	Nil	10,000(12)	Nil	Nil	Nil	Nil	110,000(13)
	2018	Nil	60,000	Nil	Nil	Nil	Nil	Nil	Nil	60,000
Suzanne Wood Former Chief Financial Officer and Director(14)	2019	Nil	10,000(15)	Nil	10,000(12)	Nil	Nil	Nil	Nil	20,000
	2018	Nil	90,000	Nil	Nil	Nil	Nil	Nil	Nil	90,000
Eric Myung Former Chief Financial Officer(16)	2019	Nil	31,180(16)	Nil	Nil	Nil	Nil	Nil	Nil	31,180
	2018	Nil	90,000(17)	Nil	Nil	Nil	Nil	Nil	Nil	90,000
Notes:
(1)
2019 amounts are for the period May 31, 2019 (the date of incorporation of Mind Medicine, Inc.) to December 30, 2019.

(2)
Compensation is paid in US$ and for the purposes of this Circular, has been converted on the basis of US$1 to C$1.3204.

(3)
Mr. Hurst and Mr. Rahn were appointed Co-Chief Executive Officers effective December 26, 2019.

(4)
Mr. Rahn was appointed Chief Executive Officer on February 1, 2021.

(5)
Mr. Hurst ceased to be Co-Chief Executive Officer effective February 1, 2021. Mr. Hurst was compensated through his consulting company Sunray Asset Management, Inc.; he served as President and Chief Executive Officer from incorporation to October 8, 2019.

(6)
David Guebert was appointed Chief Financial Officer on April 1, 2020.

(7)
Mr. Van Damme ceased to be Chief Financial Officer on April 1, 2020. He was compensated through his consulting company PJ Van Damme Associates Inc. and was appointed as Chief Financial Officer on October 8, 2019.

(8)
Mr. Freeman was compensated through his consulting company Scott Freeman Consultant LLC and ceased to be President and Chief Medical Officer on August 31, 2020.

(9)
Ms. Nast was appointed Chief Operating Officer effective February 27, 2020.

(10)
Dr. Halperin Wernli was appointed as President of the Corporation on August 15, 2020.

(11)
Mr. Parnham ceased to be Chief Executive Officer on December 26, 2019.

(12)
100,000 Broadway options exercisable at a price of C$0.10 per Broadway option.

(13)
Ms. Parnham provided his services as Chief Executive Officer to Broadway on a contract basis. The disclosed amounts are the total of all invoices during the relevant fiscal year.

(14)
Ms. Wood resigned as Chief Financial Officer of Broadway on September 1, 2018.

(15)
Ms. Wood’s compensation was paid to Wood & Associates, which provided Ms. Wood’s services as Chief Financial Officer and Corporate Secretary to Broadway.

(16)
Mr. Myung was appointed Chief Financial Officer of Broadway on September 1, 2018 and ceased to be Chief Financial Officer on October 8, 2019.

(17)
Mr. Myung’s compensation was paid to Marrelli Support Services Inc., which provided Mr. Myung’s services as Chief Financial Officer to Broadway.

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jamon Alexander Rahn	3,750,000	$0.33	2025-02-27	10,459,224	nil	nil	nil
Stephen Hurst	nil	n/a	n/a	n/a	nil	nil	nil
David Guebert	900,000	$0.45	2025-09-09	2,425,361	nil	nil	nil
Paul Van Damme	100,000	$0.33	2021-02-27	278,913	nil	nil	nil
Scott Freeman	1,000,000	$0.33	2021-02-27	2,789,126	nil	nil	nil
Carol Nast	1,204,427	$0.33	2025-02-27	3,359,299	nil	nil	nil
Miri Halperin Wernli	1,200,000	$0.33	2025-02-27	3,346,952	nil	nil	nil
	2,250,000	$0.43	2025-07-15	6,098,759
Value Vested or Earned During the Financial Year ended December 31, 2020
Name	Option-based awards-Value vested during the year ($)	Share-based awards-Value vested during the year ($)	Non-equity incentive plan compensation- Value earned during the year ($)
Jamon Alexander Rahn	259,625	nil	175,000
Stephen Hurst	nil	nil	80,000
David Guebert	nil	nil	nil
Paul Van Damme	20,770	nil	nil
Scott Freeman	nil	nil	nil
Carol Nast	74,372	nil	nil
Donald Gehlert	nil	nil	nil
Miri Halperin Wernli	38,078	nil	80,641
Pension Plan Benefits
The Corporation does not maintain any pension plans.
Defined Contribution Plan
The Corporation does not maintain a defined contribution plan.
Deferred Compensation Plans
The Corporation does not maintain any deferred compensation plans.
Employment Agreements and Termination and Change of Control Benefits
Only Miri Halperin Wernli (the “Executive”) has entered into an employment agreement with the Corporation (the “Named Executive Officer Employment Agreements”) whereby, if the Executive resigns for Good Reason (as defined in the Named Executive Officer Employment Agreement), the Corporation will pay a lump sum equal to the greater of the balance of the initial six (6) months of the then current total annual compensation paid. If the Executive’s employment is terminated by the Corporation without cause or pursuant to the Named Executive Officer Employment Agreement, the Corporation will pay the Executive a lump sum equal to 18 months.
The Named Executive Officer Employment Agreement also contains a change of control provision whereby upon a change of control, unless the Executive is retained in the same position(s) by the post-change of control owner of the Corporation, the Executive is entitled to a lump sum payment equal to 18 months of total compensation (calculated based on the base salary rate of the Executive at the time of the change of control plus the average short-term incentive and long-term incentive paid or granted, as applicable, over the prior three fiscal years).
Each of Jamon Alexander Rahn and Carol Nast had a Named Executive Employment Agreement as at December 31, 2020 but these expired on February 27, 2021. As part of the Compensation and Governance Review, the Board intends to negotiate new contracts with these and other executives. The Corporation does not know when these contracts will be negotiated and executed, and as a result, cannot provide any details on anticipated terms and conditions. The Board is confident that it will be able to enter into new employment agreements with its key executives on mutually acceptable terms.
Director Compensation
The directors of the Corporation are compensated by the Corporation for the services that they provide to the Corporation as directors. The Corporation does not pay its directors cash compensation but compensates them with stock incentive grants and, commencing in 2021, with deferred share unit (“DSU”) grants, which are anticipated to ultimately, although not immediately, replace stock incentive grants. It is anticipated that, as part of the Compensation and Governance review, the Board will approve a compensation system whereby non-executive members of the Board will receive an annual base fee of US$220,000, payable half in Options and half in DSUs (although a director may opt to take up to half of their fees in cash). Additional annual fees will be paid to the Board Chair (US$40,000), Audit Committee Chair (US$20,000) and Compensation, Nomination and Governance Committee Chair (US$15,000), with ordinary members of the Audit Committee receiving an additional annual fee of US$10,000 and of the Compensation, Nomination and Governance Committee receiving US$7,500.
As part of the Compensation and Governance Review, the Board has approved a DSU plan (the“DSU Plan”) that provides for the granting of DSUs to non-executive members of the Board. Commencing in 2021, the Corporation adopted DSUs as the equity-based instrument under the long-term incentive plan for non-executive directors. As DSUs are considered to align better with the interests of shareholders, they are becoming the equity instrument of choice for directors in the market. The purpose of the DSU Plan is to enhance the Corporation’s ability to attract and retain talented individuals to serve as directors and to promote a greater alignment of interests between directors and the shareholders of the Corporation through the holding by directors of instruments that reflect the market value of the Corporation.
Each DSU represents a right to receive an amount of cash (subject to applicable withholdings) on ceasing to be a director, equal to the product of: (i) the number of DSUs held by such director; and (ii) the volume weighted average trading price of the Subordinate Voting Shares on the Neo Exchange for the five (5) trading days prior to the date that such director has elected in writing to redeem his or her DSUs. The amount of DSUs granted to the directors of the Corporation will be at the sole discretion of the Board. Upon ceasing to be a director, such former director will have 90 days following the date that they cease to be a director to elect to redeem their DSUs, or such other reasonable time as may be determined by the Board, which cannot be less than 90 days without the agreement of the former director. Where a director is subject to income tax in the United States on the income received for his or her services as a director from the date that the DSUs are granted until the date the date the DSUs are settled, such DSUs will be automatically redeemed upon ceasing to be a director.
As of the date of this Circular, no DSUs have yet been granted.
The following table sets forth the compensation paid to non-management Directors during the financial year ended December 31, 2020.
Name(1)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Bruce Linton	Nil	$248,974(2)	$41,543	Nil	Nil	Nil	$289,517
Perry Dellelce	Nil	Nil	$31,157	Nil	Nil	Nil	$31,157
Brigid Makes	Nil	Nil	$41,543	Nil	Nil	Nil	$41,543
Stanley Glick(3)	Nil	Nil	$31,157	Nil	Nil	Nil	$31,157
Note:
(1)
Jamon Alexander Rahn and Miri Halperin Wernli are Named Executive Officers, and Stephen Hurst was a Named Executive Officer for the fiscal year ended December 31, 2020 and as such, did not receive compensation as directors. and as such, did not receive compensation as a director.

(2)
Bruce Linton has entered into an agreement with the Corporation pursuant to which he acquired 5,000,000 Subordinate Voting Shares and entered into a loan agreement for the $500,000 purchase price. The loan is secured by the shares, which is the sole security and recourse. One-quarter of the loan shall be automatically deemed to be repaid and satisfied on each six-month anniversary of the date of the loan so long as Mr. Linton remains a member of the board of directors.

(3)
Dr. Glick retired from the Board on February 1, 2021.

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
	Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Bruce Linton	200,000	$0.33	2025-02-27	557,825	Nil	nil	nil
Perry Dellelce	150,000	$0.33	2025-02-27	418,369	Nil	nil	nil
Brigid Makes	200,000	$0.33	2025-02-27	557,825	Nil	nil	nil
Stanley Glick	150,000	$0.33	2025-02-27	418,369	Nil	nil	nil
Value Vested or Earned During the Financial Year ended December 31, 2020
Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Bruce Linton	nil	nil	nil
Perry Dellelce	nil	nil	nil
Brigid Makes	nil	nil	nil
Stanley Glick	nil	nil	nil
Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of December 31, 2020:
Plan Category		Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	Option Plan	22,592,497	$0.38	13,699,613(1)
	PR Plan	Nil	Nil	13,699,613(1)
Equity compensation plans not approved by securityholders		Nil	Nil	Nil
Total		22,592,497	$0.38	13,699,613

(1)
Securities are reserved in the aggregate for all Incentive Compensation Plans and so the number of securities remaining available can be used for either the Option Plan or PR Plan, subject to the aggregate total not exceeding the maximum of 13,699,613 (as of December 31, 2020).

ADDITIONAL MATTERS
Principal Holders of Voting Securities
To the knowledge of the directors and executive officers of MindMed, as at the date of this Circular, other than Stephen Hurst, no person or corporation beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares. Please see “Record Date, Voting Securities and Principal Holders of Voting Securities”.
Indebtedness of Directors and Executive Officers
No individual who is, or at any time during the financial year ended December 31, 2020 was, a director or executive officer of MindMed, no proposed nominee for election as a director of MindMed, or any associate of any of them is, or at any time since the beginning of the financial year ended December, 2020 has been, indebted to MindMed or any of its subsidiaries or was indebted to another entity, which indebtedness is, or was at any time during the financial year ended December 31, 2020, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by MindMed or any of its subsidiaries.
Bruce Linton has entered into an agreement with the Corporation pursuant to which he acquired 5,000,000 Subordinate Voting Shares and entered into a loan agreement for the $500,000 purchase price. The loan is secured by the shares, which is the sole security and recourse. One-quarter of the loan shall be automatically deemed to be repaid and satisfied on each six-month anniversary of the date of the loan so long as Mr. Linton remains a member of the board of directors.
Interest of Informed Persons in Material Transactions
Other than as described herein, no director or executive officer of MindMed, nor any proposed nominee for election as a director of MindMed, nor any other insider of MindMed, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial year ended December 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect MindMed or any of its subsidiaries.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Except as otherwise disclosed in this Circular, no person who has been a director or executive officer of MindMed at any time since the beginning of the financial year ended December 31, 2020, no proposed nominee for election as a director of MindMed nor any associate or affiliate of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. All of the directors and officers of MindMed are entitled to receive options pursuant to the Option Plan and officer are entitled to receive performance share units and restricted share units under the MindMed PR Plan (as herein defined) in accordance with the respective provisions thereof.
Additional Information
Additional information relating to MindMed may be found under MindMed’s SEDAR profile at www.sedar.com.
Additional financial information is provided in MindMed’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020, which are available under the Corporation’s SEDAR profile at www.sedar.com or by request to the Corporation’s registered office at Mind Medicine (MindMed) Inc., c/o Wildeboer Dellelce LLP, 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1 (Phone: (416) 361-3121).
Board Approval
The Board has approved this Circular and the sending thereof to Shareholders. Where information contained in this Circular rests particularly within the knowledge of a person other than MindMed, MindMed has relied upon information furnished by such person.
Dated as of April 19, 2021.
(signed) “Jamon Alexander Rahn”

Jamon Alexander Rahn
Chief Executive Officer

Schedule “A”
Amended and Restated Articles

Incorporation Number
AMENDED AND RESTATED ARTICLES
OF
MIND MEDICINE (MINDMED) INC.
BUSINESS CORPORATIONS ACT
BRITISH COLUMBIA

Incorporation Number
ARTICLES
MIND MEDICINE (MINDMED) INC.
(the “Company”)
PART 1
INTERPRETATION
1.1   Definitions
In these Amended and Restated Articles (the “Articles”), unless the context otherwise requires:
(1)
“appropriate person” has the meaning assigned in the Securities Transfer Act;

(2)
“board of directors”, “directors” and “board” mean the directors of the Company for the time being;

(3)
“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)
“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(5)
“legal personal representative” means the personal or other legal representative of a shareholder;

(6)
“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(7)
“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(8)
“seal” means the seal of the Company, if any;

(9)
“Securities Act” means the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(10)
“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; and “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act; and;

(11)
“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2   Business Corporations Act and Interpretation Act Definitions Applicable
The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.
PART 2
SHARES AND SHARE CERTIFICATES
2.1   Authorized Share Structure
The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.
2.2   Form of Share Certificate
Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3   Shareholder Entitled to Certificate or Acknowledgment
Unless the shares of which the shareholder is the registered owner are uncertificated shares within the meaning of the Business Corporations Act, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgment and delivery of a share certificate or an acknowledgment to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all. If a shareholder is the registered owner of uncertificated shares, the Company must send to that holder a written notice containing the information required by the Act within a reasonable time after the issue or transfer of the shares.
2.4   Delivery by Mail
Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company (including the Company’s legal counsel or transfer agent) is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.
2.5   Replacement of Worn Out or Defaced Certificate or Acknowledgement
If the Company is satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, it must, on production to it of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as it thinks fit:
(1)
order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)
issue a replacement share certificate or acknowledgment, as the case may be.

2.6   Replacement of Lost, Stolen, Destroyed or Wrongfully Taken Certificate
If a person entitled to a share certificate claims that the share certificate has been lost, stolen, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:
(1)
so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(2)
provides the Company with an indemnity bond sufficient in the Company’s judgement to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(3)
satisfies any other reasonable requirements imposed by the Company.

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.
2.7   Recovery of New Share Certificate
If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights under any indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.
2.8   Splitting Share Certificates
If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.
2.9   Certificate Fee
There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10   Recognition of Trusts
Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.
PART 3
ISSUE OF SHARES
3.1   Directors Authorized
Subject to the Business Corporations Act and the rights, if any, of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share, if any.
3.2   Commissions and Discounts
The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.
3.3   Brokerage
The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.
3.4   Conditions of Issue
Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:
(1)
consideration is provided to the Company for the issue of the share by one or more of the following:

(a)
past services performed for the Company;

(b)
property; or

(c)
money; and

(2)
the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5   Share Purchase Warrants and Rights
Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.
PART 4
SHARE REGISTERS
4.1   Central Securities Register
As required by and subject to the Business Corporations Act, the Company must maintain a central securities register, which may be kept in electronic form.
4.2   Appointment of Agent
The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.
If the Company has appointed a transfer agent, references in Articles 2.4, 2.5, 2.6, 2.7, 2.8, 2.9, and 5.7 to the Company include its transfer agent.
4.3   Closing Register
The Company must not at any time close its central securities register.
PART 5
SHARE TRANSFERS
5.1   Registering Transfers
The Company must register a transfer of a share of the Company if either:
(1)
the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)
in the case where the Company has issued a share certificate in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)
in the case of a share that is not represented by a share certificate (including an uncertificated share within the meaning of the Business Corporations Act and including the case where the Company has issued a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate in respect of the share to be transferred), a written instrument of transfer, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(c)
such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser; or

(2)
all the preconditions for a transfer of a share under the Securities Transfer Act have been met and the Company is required under the Securities Transfer Act to register the transfer.

5.2   Waivers of Requirements for Transfer
The Company may waive any of the requirements set out in Article 5.1(1) and any of the preconditions referred to in Article 5.1(2).
5.3   Form of Instrument of Transfer
The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the Company or the transfer agent for the class or series of shares to be transferred.
5.4   Transferor Remains Shareholder
Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.
5.5   Signing of Instrument of Transfer
If a shareholder or other appropriate person or an agent who has actual authority to act on behalf of that person, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified but share certificates are deposited with the instrument of transfer, all the shares represented by such share certificates:

(1)
in the name of the person named as transferee in that instrument of transfer; or

(2)
if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.6   Enquiry as to Title Not Required
Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.
5.7   Transfer Fee
Subject to the applicable rules of any stock exchange on which the shares of the Company may be listed, there must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.
PART 6
TRANSMISSION OF SHARES
6.1   Legal Personal Representative Recognized on Death
In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.
6.2   Rights of Legal Personal Representative
The legal personal representative of a shareholder has the rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles and applicable securities legislation, if appropriate evidence of appointment or incumbency within the meaning of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.
PART 7
ACQUISITION OF COMPANY’S SHARES
7.1   Company Authorized to Purchase or Otherwise Acquire Shares
Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares, the Business Corporations Act and applicable securities legislation, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.
7.2   No Purchase, Redemption or Other Acquisition When Insolvent
The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:
(1)
the Company is insolvent; or

(2)
making the payment or providing the consideration would render the Company insolvent.

7.3   Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares
If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)
is not entitled to vote the share at a meeting of its shareholders;

(2)
must not pay a dividend in respect of the share; and

(3)
must not make any other distribution in respect of the share.

PART 8
BORROWING POWERS
8.1   Borrowing Powers
The Company, if authorized by the directors, may:
(1)
borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(3)
guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)
mortgage, hypothecate, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company, including property that is movable or immovable, corporeal or incorporeal.

8.2   Additional Powers
The powers conferred under this Part 8 shall be deemed to include the powers conferred on a company by Division VII of the Act Respecting the Special Powers of Legal Persons being chapter P-16 of the Revised Statutes of Quebec, and every statutory provision that may be substituted therefor or for any provision therein.
PART 9
ALTERATIONS
9.1   Alteration of Authorized Share Structure
Subject to Articles 9.2 and 9.3, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may:
(1)
by ordinary resolution:

(a)
create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)
increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)
if the Company is authorized to issue shares of a class of shares with par value:

(i)
decrease the par value of those shares; or

(ii)
if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)
change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(e)
otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act;

and, if applicable, alter its Notice of Articles and Articles accordingly; or
(2)
by resolution of the directors:

(a)
subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or

(b)
alter the identifying name of any of its shares;

and if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.
9.2   Special Rights or Restrictions
Subject to the special rights or restrictions attached to any class or series of shares and the Business Corporations Act, the Company may by ordinary resolution:
(1)
create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)
vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued;

and alter its Articles and Notice of Articles accordingly.
9.3   No Interference with Class or Series Rights without Consent
A right or special right attached to issued shares must not be prejudiced or interfered with under the Business Corporations Act, the Notice of Articles or these Articles unless the holders of shares of the class or series of shares to which the right or special right is attached consent by a special separate resolution of the holders of such class or series of shares.
9.4   Change of Name
The Company may by directors’ resolution or ordinary resolution authorize an alteration to its Notice of Articles in order to change its name.
9.5   Other Alterations
If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.
PART 10
MEETINGS OF SHAREHOLDERS
10.1   Annual General Meetings
Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place, whether in or outside of British Columbia, as may be determined by the directors.
10.2   Resolution Instead of Annual General Meeting
If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.
10.3   Calling of Meetings of Shareholders
The directors may, at any time, call a meeting of shareholders, to be held at such time and place, whether in or outside of British Columbia, as may be determined by the directors.
10.4   Notice for Meetings of Shareholders
The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:
(1)
if and for so long as the Company is a public company, 21 days;

(2)
otherwise, 10 days.

10.5   Failure to Give Notice and Waiver of Notice
The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
10.6   Notice of Special Business at Meetings of Shareholders
If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:
(1)
state the general nature of the special business; and

(2)
if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)
at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)
during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.7   Class Meetings and Series Meetings of Shareholders
Unless otherwise specified in these Articles, the provisions of these Articles relating to a meeting of shareholders will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.
10.8   Notice of Dissent Rights
The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:
(1)
if and for so long as the Company is a public company, 21 days;

(2)
otherwise, 10 days.

10.9   Advance Notice Provisions
(1)
Nomination of Directors

Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the procedures set out in this Article 10.9 shall be eligible for election as directors to the board of directors of the Company. Nominations of persons for election to the board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:
(a)
by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance with the provisions of the Business Corporations Act or a valid requisition of shareholders made in accordance with the provisions of the Business Corporations Act; or

(c)
by any person entitled to vote at such meeting (a “Nominating Shareholder”), who:

(i)
is, at the close of business on the date of giving notice provided for in this Article 10.9 and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Company; and

(ii)
has given timely notice in proper written form as set forth in this Article 10.9.

(2)
Exclusive Means

For the avoidance of doubt, this Article 10.9 shall be the exclusive means for any person to bring nominations for election to the board before any annual or special meeting of shareholders of the Company.
(3)
Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the chief executive officer of the Company at the principal executive offices or registered office of the Company:
(a)
in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. (Vancouver time) on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Company of the date of the meeting (each such date being the “Notice Date”) is less than 50 days before the meeting date, notice by the Nominating Shareholder may be given not later than the close of business on the 10th day following the Notice Date; and

(b)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Article 10.9(3)(a) or 10.9(3)(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.
(4)
Proper Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the chief executive officer must comply with all the provisions of this Article 10.9 and disclose or include, as applicable:
(a)
as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)
the name, age, business and residential address and citizenship of the Proposed Nominee;

(ii)
the principal occupation/business or employment of the Proposed Nominee, both presently and for the past five years;

(iii)
the number of securities of each class of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iv)
full particulars of any relationships, agreements, arrangements or understandings (including financial, compensation or indemnity related) between the Proposed Nominee and the Nominating Shareholder, or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

(v)
a statement as to whether the Proposed Nominee would be “independent” of the Corporation within the meaning of Sections 1.4 and 1.5 of National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators, as such provisions may amended from time to time, if elected as a director of the Company at such meeting and the reasons and basis for such determination;

(vi)
any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Business Corporations Act or applicable securities law; and

(vii)
a written consent of each Proposed Nominee to being named as nominee and certifying that such Proposed Nominee is not disqualified from acting as director under the provisions of subsection 124(2) of the Business Corporations Act; and

(b)
as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)
their name, business and residential address;

(ii)
the number of securities of the Company or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Company or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)
their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company;

(iv)
any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Nominating Shareholder or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Nominating Shareholder and any Proposed Nominee;

(v)
full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Company or the nomination of directors to the board;

(vi)
a representation as to whether or not such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Company in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Company in support of such nomination; and

(vii)
any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Article 10.9(4) shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.
(5)
Currency of Nominee Information

All information to be provided in a Timely Notice pursuant to this Article 10.9 shall be provided as of the date of such notice. The Nominating Shareholder shall provide the Company with an update to such information forthwith so that it is true and correct in all material respects as of the date that is 10 business days before the date of the meeting, or any adjournment or postponement thereof.
(6)
Delivery of Information

Notwithstanding Part 24 of these Articles, any notice, or other document or information required to be given to the chief executive officer pursuant to this Article 10.9 may only be given by personal delivery or courier (but not by fax or email) to the chief executive officer at the address of the principal executive offices or registered office of the Company and shall be deemed to have been given and made on the date of delivery if it is a business day and the delivery was made prior to 5:00 p.m. in the city where the Company’s principal executive offices are located and otherwise on the next business day.
(7)
Defective Nomination Determination

The chair of any meeting of shareholders of the Company shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 10.9, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.
(8)
Waiver

The board may, in its sole discretion, waive any requirement in this Article 10.9.

(9)
Definitions

For the purposes of this Article 10.9, “public announcement” means disclosure in a news release disseminated by the Company through a national news service in Canada, or in a document filed by the Company for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.
PART 11
PROCEEDINGS AT MEETINGS OF SHAREHOLDERS
11.1   Special Business
At a meeting of shareholders, the following business is special business:
(1)
at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)
at an annual general meeting, all business is special business except for the following:

(a)
business relating to the conduct of or voting at the meeting;

(b)
consideration of any financial statements of the Company presented to the meeting;

(c)
consideration of any reports of the directors or auditor;

(d)
the election or appointment of directors;

(e)
the appointment of an auditor;

(f)
the setting of the remuneration of an auditor;

(g)
business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(h)
any non-binding advisory vote (i) proposed by the Company, (ii) required by the rules of any stock exchange on which securities of the Company are listed, or (iii) required by applicable Canadian securities legislation.

11.2   Special Majority
The majority of votes required for the Company to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.
11.3   Quorum
Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, a quorum for the transaction of business at a meeting of shareholders is present if at least two shareholders who, in the aggregate, hold at least 33 1∕3% of the issued shares entitled to be voted at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.
11.4   One Shareholder May Constitute Quorum
If there is only one shareholder entitled to vote at a meeting of shareholders:
(1)
the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)
that shareholder, present in person or by proxy, may constitute the meeting.

11.5   Persons Entitled to Attend Meeting
In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the officers, any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6   Requirement of Quorum
No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.
11.7   Lack of Quorum
If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:
(1)
in the case of a meeting requisitioned by shareholders, the meeting is dissolved, and

(2)
in the case of any other meeting of shareholders, the meeting stands adjourned to the time and place determined by the chair or the board

11.8   Lack of Quorum at Succeeding Meeting
If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.
11.9   Chair
The following individual is entitled to preside as chair at a meeting of shareholders:
(1)
the chair of the board, if any; or

(2)
if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer, if any.

11.10   Selection of Alternate Chair
If, at any meeting of shareholders, there is no chair of the board or chief executive officer present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the chief executive officer are unwilling to act as chair of the meeting, or if the chair of the board and the chief executive officer have advised the corporate secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number or the Company’s solicitor to be chair of the meeting failing which, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.
11.11   Adjournments
The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
11.12   Notice of Adjourned Meeting
It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.
11.13   Decisions by Show of Hands or Poll
Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.
11.14   Declaration of Result
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15   Motion Need Not be Seconded
No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.
11.16   Casting Vote
In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.
11.17   Manner of Taking Poll
Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:
(1)
the poll must be taken:

(a)
at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)
in the manner, at the time and at the place that the chair of the meeting directs;

(2)
the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)
the demand for the poll may be withdrawn by the person who demanded it.

11.18   Demand for Poll on Adjournment
A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.
11.19   Chair Must Resolve Dispute
In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.
11.20   Casting of Votes
On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.
11.21   No Demand for Poll on Election of Chair
No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.
11.22   Demand for Poll Not to Prevent Continuance of Meeting
The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.
11.23   Retention of Ballots and Proxies
The Company or its agent must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company or its agent may destroy such ballots and proxies.
PART 12
VOTES OF SHAREHOLDERS
12.1   Number of Votes by Shareholder or by Shares
Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:
(1)
on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)
on a poll, every shareholder entitled to vote on the matter is entitled, in respect of each share entitled to be voted on the matter and held by that shareholder, to one vote and may exercise that vote either in person or by proxy.

12.2   Votes of Persons in Representative Capacity
A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.
12.3   Votes by Joint Holders
If there are joint shareholders registered in respect of any share:
(1)
any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)
if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4   Legal Personal Representatives as Joint Shareholders
Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders registered in respect of that share.
12.5   Representative of a Corporate Shareholder
If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:
(1)
for that purpose, the instrument appointing a representative must be received:

(a)
at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned or postponed meeting; or

(b)
at the meeting or any adjourned or postponed meeting, by the chair of the meeting or adjourned or postponed meeting or by a person designated by the chair of the meeting or adjourned or postponed meeting;

(2)
if a representative is appointed under this Article 12.5:

(a)
the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)
the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company or its transfer agent by written instrument, fax or any other method of transmitting legibly recorded messages.
12.6   Proxy Holder Need Not Be Shareholder
A person appointed as a proxy holder need not be a shareholder.
12.7   When Proxy Provisions Do Not Apply to the Company
If and for so long as the Company is a public company, Articles 12.8 to 12.14 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company, or any rules of an exchange on which securities of the Company are listed.

12.8   Appointment of Proxy Holders
Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.
12.9   Alternate Proxy Holders
A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.
12.10   Deposit of Proxy
A proxy for a meeting of shareholders must:
(1)
be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting;

(2)
unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting; or

(3)
be received in any other manner determined by the board or the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages or by using such available internet or telephone voting services as may be approved by the directors.
12.11   Validity of Proxy Vote
A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:
(1)
at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)
at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12   Form of Proxy
A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:
[name of company]
(the “Company”)
The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.
Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned):

 Signed [month, day, year]

 [Signature of shareholder]

 [Name of shareholder — printed]
12.13   Revocation of Proxy
Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(1)
at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)
at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14   Revocation of Proxy Must Be Signed
An instrument referred to in Article 12.13 must be signed as follows:
(1)
if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)
if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15   Chair May Determine Validity of Proxy.
The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at the meeting, and any such determination made in good faith shall be final, conclusive and binding upon the meeting.
12.16   Production of Evidence of Authority to Vote
The board or the chair of any meeting of shareholders may, but need not, at any time (including before, at or subsequent to the meeting) inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence for the purposes of determining a person’s share ownership as at the relevant record date and the authority to vote.
PART 13
DIRECTORS
13.1   First Directors; Number of Directors
The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:
(1)
subject to Article 13.1(2) the number of directors that is equal to the number of the Company’s first directors; and

(2)
the greater of three and the most recently set of:

(a)
the number of directors set by a resolution of the directors; and

(b)
the number of directors in the office pursuant to Article 14.4.

13.2   Change in Number of Directors
If the number of directors is set under Article 13.1(2)(a):
(1)
the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(2)
if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to Article 14.8, may appoint directors to fill those vacancies.

No decrease in the number of directors will shorten the term of an incumbent director.
13.3   Directors’ Acts Valid Despite Vacancy
An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4   Qualifications of Directors
A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.
13.5   Remuneration of Directors
The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.
13.6   Reimbursement of Expenses of Directors
The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.
13.7   Special Remuneration for Directors
If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of, or not in his or her capacity as, a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.
13.8   Gratuity, Pension or Allowance on Retirement of Director
Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
PART 14
ELECTION AND REMOVAL OF DIRECTORS
14.1   Election at Annual General Meeting
At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:
(1)
the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set by the directors under these Articles; and

(2)
all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment, subject to being nominated in accordance with Article 10.9.

14.2   Consent to be a Director
No election, appointment or designation of an individual as a director is valid unless:
(1)
that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)
that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3   Failure to Elect or Appoint Directors
If:
(1)
the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)
the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:
(3)
when his or her successor is elected or appointed; and

(4)
when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4   Places of Retiring Directors Not Filled
If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.
14.5   Directors May Fill Casual Vacancies
Any casual vacancy occurring in the board of directors may be filled by the directors.
14.6   Remaining Directors’ Power to Act
The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.
14.7   Shareholders May Fill Vacancies
If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.
14.8   Additional Directors
Notwithstanding Article 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.
Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or reappointment, subject to being nominated in accordance with Article 10.9.
14.9   Ceasing to be a Director
A director ceases to be a director when:
(1)
the term of office of the director expires;

(2)
the director dies;

(3)
the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)
the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10   Removal of Director by Shareholders
The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.
14.11   Removal of Director by Directors
The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company in accordance with the Business Corporations Act and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 15
ALTERNATE DIRECTORS
15.1   Appointment of Alternate Director
Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.
15.2   Notice of Meetings
Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.
15.3   Alternate for More than One Director Attending Meetings
A person may be appointed as an alternate director by more than one director, and an alternate director:
(1)
will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)
has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)
will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a directors, once more in that capacity; and

(4)
has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4   Consent Resolutions
Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.
15.5   Alternate Director an Agent
Every alternate director is deemed to be the agent of his or her appointor.
15.6   Revocation or Amendment of Appointment of Alternate Director
An appointor may at any time, by notice in writing received by the Company, revoke or amend the terms of the appointment of an alternate directors appointed by him or her.
15.7   Ceasing to be an Alternate Director
The appointment of an alternate directors ceases when:
(1)
his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)
the alternate director dies;

(3)
the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)
the alternate director ceases to be qualified to act as a director; or

(5)
the term of his appointment expires, or his or her appointor revokes the appointment of the alternate directors.

15.8   Remuneration and Expenses of Alternate Director
The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate directors is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.
PART 16
POWERS AND DUTIES OF DIRECTORS
16.1   Powers of Management
The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.
16.2   Appointment of Attorney of Company
The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.
PART 17
INTERESTS OF DIRECTORS AND OFFICERS
17.1   Obligation to Account for Profits
A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.
17.2   Restrictions on Voting by Reason of Interest
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.
17.3   Interested Director Counted in Quorum
A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.
17.4   Disclosure of Conflict of Interest or Property
A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.
17.5   Director Holding Other Office in the Company
A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6   No Disqualification
No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.
17.7   Professional Services by Director or Officer
Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.
17.8   Director or Officer in Other Corporations
A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.
PART 18
PROCEEDINGS OF DIRECTORS
18.1   Meetings of Directors
The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.
18.2   Voting at Meetings
Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.
18.3   Chair of Meetings
The following individual is entitled to preside as chair at a meeting of directors:
(1)
the chair of the board, if any; or

(2)
in the absence of the chair of the board, the chief executive officer, if any, if the chief executive officer is a director; or

(3)
any other director chosen by the directors if:

(a)
neither the chair of the board nor the chief executive officer, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)
neither the chair of the board nor the chief executive officer, if a director, is willing to chair the meeting; or

(c)
the chair of the board and the chief executive officer, if a director, has advised the corporate secretary, if any, or any other director, that he or she will not be present at the meeting.

18.4   Meetings by Telephone or Other Communications Medium
A director may participate in a meeting of the directors or of any committee of the directors:
(1)
in person;

(2)
by telephone; or

(3)
other communications medium;

if all directors participating in the meeting, whether in person, or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.
18.5   Calling of Meetings
A director may, and the corporate secretary or an assistant corporate secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.
18.6   Notice of Meetings
Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1 or as provided in Article 18.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 24.1 or orally or by telephone conversation with a director.
18.7   When Notice Not Required
It is not necessary to give notice of a meeting of the directors to a director if:
(1)
the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)
the director has waived notice of the meeting.

18.8   Meeting Valid Despite Failure to Give Notice
The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.
18.9   Waiver of Notice of Meetings
Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.
Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting, unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.
18.10   Quorum
The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.
18.11   Validity of Acts Where Appointment Defective
Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.
18.12   Consent Resolutions in Writing
A resolution of the directors or of any committee of the directors may be passed without a meeting:
(1)
in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)
in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

A consent in writing under this Article 18.12 may be by any written instrument, e-mail or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.
PART 19
BOARD COMMITTEES
19.1   Appointment and Powers of Committees
The directors may, by resolution:
(1)
appoint one or more committees consisting of the director or directors that they consider appropriate;

(2)
delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)
the power to fill vacancies in the board of directors;

(b)
the power to remove a director or appoint additional directors;

(c)
the power to set the number of directors;

(d)
the power to create a committee of directors, create or modify the terms of reference for a committee of the directors, or change the membership of, or fill vacancies in, any committee of the directors;

(e)
the power to appoint or remove officers appointed by the directors; and

(3)
make any delegation permitted by paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.2   Obligations of Committees
Any committee appointed under Article 19.1, in the exercise of the powers delegated to it, must:
(1)
conform to any rules that may from time to time be imposed on it by the directors; and

(2)
report every act or thing done in exercise of those powers at such times as the directors may require.

19.3   Powers of Board
The directors may, at any time, with respect to a committee appointed under Article 19.1:
(1)
revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)
terminate the appointment of, or change the membership of, the committee; and

(3)
fill vacancies in the committee.

19.4   Committee Meetings
Subject to Article 19.2(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Article 19.1:
(1)
the committee may meet and adjourn as it thinks proper;

(2)
the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)
a majority of the members of the committee constitutes a quorum of the committee; and

(4)
questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

PART 20
OFFICERS
20.1   Directors May Appoint Officers
The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.
20.2   Functions, Duties and Powers of Officers
The directors may, for each officer:
(1)
determine the functions and duties of the officer;

(2)
delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)
revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3   Qualifications
No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.
20.4   Remuneration and Terms of Appointment
All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.
PART 21
INDEMNIFICATION
21.1   Definitions
In this Part 21:
(1)
“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)
“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or an officer or former officer of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of the Company:

(a)
is or may be joined as a party; or

(b)
is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)
“expenses” has the meaning set out in the Business Corporations Act;

(4)
“officer” means an officer appointed by the board of directors.

21.2   Mandatory Indemnification of Directors and Officers
Subject to the Business Corporations Act, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding to the fullest extent permitted by the Business Corporations Act.
21.3   Deemed Contract
Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.2.

21.4   Permitted Indemnification
Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person, including directors, officers, employees, agents and representatives of the Company.
21.5   Non-Compliance with Business Corporations Act
The failure of a director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part 21.
21.6   Company May Purchase Insurance
The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:
(1)
is or was a director, officer, employee or agent of the Company;

(2)
is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)
at the request of the Company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)
at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.
PART 22
DIVIDENDS
22.1   Payment of Dividends Subject to Special Rights
The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.
22.2   Declaration of Dividends
Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.
22.3   No Notice Required
The directors need not give notice to any shareholder of any declaration under Article 22.2.
22.4   Record Date
The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.
22.5   Manner of Paying Dividend
A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.
22.6   Settlement of Difficulties
If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deemed advisable, and, in particular, may:
(1)
set the value for distribution of specific assets;

(2)
determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)
vest any such specific assets in trustees for the persons entitled to the dividend.

22.7   When Dividend Payable
Any dividend may be made payable on such date as is fixed by the directors.
22.8   Dividends to be Paid in Accordance with Number of Shares
All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.
22.9   Receipt by Joint Shareholders
If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.
22.10 Dividend Bears No Interest
No dividend bears interest against the Company.
22.11 Fractional Dividends
If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.
22.12 Payment of Dividends
Any dividend or other distribution payable in money in respect of shares may be paid;
(1)
by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing; or

(2)
by electronic transfer, if so authorized by the shareholder.

The mailing of such cheque or the forwarding by electronic transfer will, to the extent of the sum represented by the cheque or transfer (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.
22.13 Capitalization of Retained Earnings or Surplus
Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.
22.14 Unclaimed Dividends
Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company. The Company shall not be liable to any person in respect of any dividend which is forfeited to the Company or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
PART 23
ACCOUNTING RECORDS AND AUDITOR
23.1   Recording of Financial Affairs
The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2   Inspection of Accounting Records
Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.
23.3   Remuneration of Auditor
The directors may set the remuneration of the auditor of the Company.
PART 24
NOTICES
24.1   Method of Giving Notice
Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:
(1)
mail addressed to the person at the applicable address for that person as follows:

(a)
for a record mailed to a shareholder, the shareholder’s registered address;

(b)
for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)
in any other case, the mailing address of the intended recipient;

(2)
delivery at the applicable address for that person as follows, addressed to the person:

(a)
for a record delivered to a shareholder, the shareholder’s registered address;

(b)
for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)
in any other case, the delivery address of the intended recipient;

(3)
unless the intended recipient is the Company or the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)
unless the intended recipient is the auditor of the Company, sending the record by e-mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class;

(5)
physical delivery to the intended recipient;

(6)
creating and providing a record posted on or made available through a general accessible electronic source and providing written notice by any of the foregoing methods as to the availability of such record; or

(7)
as otherwise permitted by applicable securities legislation.

24.2   Deemed Receipt
A notice, statement, report or other record that is:
(1)
mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)
faxed to a person to the fax number provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)
e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; and

(4)
delivered in accordance with Section 24.1(6), is deemed to be received by the person on the day such written notice is sent.

24.3   Certificate of Sending
A certificate or other document signed by the corporate secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.
24.4   Notice to Joint Shareholders
A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.
24.5   Notice to Legal Personal Representatives and Trustees
A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:
(1)
mailing the record, addressed to them:

(a)
by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)
at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)
if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6   Undelivered Notices
If, on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.
PART 25
SEAL
25.1   Who May Attest Seal
Except as provided in Articles 25.1(2) and 25.1(3), the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:
(1)
any two directors;

(2)
any officer, together with any director;

(3)
if the Company only has one director, that director; or

(4)
any one or more directors or officers or persons as may be determined by the directors.

25.2   Sealing Copies
For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.
25.3   Mechanical Reproduction of Seal
The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the

Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.
PART 26
PROHIBITIONS
26.1   Definitions
In this Part 26:
(1)
“security” has the meaning assigned in the Securities Act;

(2)
“transfer restricted security” means

(a)
a share of the Company;

(b)
a security of the Company convertible into shares of the Company;

(c)
any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

26.2   Application
Article 26.3 does not apply to the Company if and for so long as it is a public company.
26.3   Consent Required for Transfer of Shares or Transfer Restricted Securities
No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.
PART 27
SUBORDINATE VOTING SHARES
27.1   Special Rights and Restrictions
An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached hereto the special rights and restrictions as set forth below:
(1)
The holders of the Subordinate Voting Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of the Company and shall have one vote thereat for each Subordinate Voting Share so held;

(2)
Subject to the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares of the Company, the board of directors may from time-to-time declare a dividend, and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of the dividends to the holders of Subordinate Voting Shares. For the purpose hereof, the holders of Subordinate Voting Shares receive dividends as shall be determined from time-to-time by the board of directors whose determination shall be conclusive and binding upon the Company and the holders of Subordinate Voting Shares; and

(3)
Subject to the rights, privileges, restrictions and conditions attached to the Multiple Voting Shares of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies property applicable to the payment of dividends) the holders of Subordinate Voting Shares shall be entitled to share equally.

PART 28
MULTIPLE VOTING SHARES
28.1   Special Rights and Restrictions
An unlimited number of Multiple Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)
Voting Rights.   Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal one hundred (100) votes per Multiple Voting Share.

(b)
Alteration to Rights of Multiple Voting Shares.   As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c)
Dividends.   The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

(d)
Liquidation, Dissolution or Winding-Up.   In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)
Rights to Subscribe; Pre-Emptive Rights.   The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f)
Conversion.   Subject to the Conversion Restrictions set forth in this Article 28.1(f), holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

(i)
Right to Convert.   Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into fully paid and nonassessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares shall be 100 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in Article 28.1(f)(viii) and (ix).

(ii)
Conversion Limitations.   Before any holder of Multiple Voting Shares shall be entitled to convert the same into Subordinate Voting Shares, the board of directors (or a committee thereof) shall designate an officer of the Corporation (the “Conversion Limitation Officer”) to determine if any Conversion Limitation set forth in Article 28.1(f)(iii) or (iv) shall apply to the conversion of Multiple Voting Shares.

(iii)
Foreign Private Issuer Protection Limitation: The Corporation will use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Corporation shall not effect any voluntary conversion of Multiple Voting Shares, and the holders of Multiple Voting Shares shall not have the right to elect to convert any portion of the Multiple Voting Shares, pursuant to Article 28.1(f) or otherwise, to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”)) would exceed forty-five percent (45%) (the “45% Threshold”) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”). The board of directors may by resolution increase the 45% Threshold to an amount not to exceed 50% and in the event of any such increase all references to the 45% Threshold herein shall refer instead to the amended threshold set by such resolution.

(iv)
Conversion Limitations.   In order to effect the FPI Protective Restriction, each holder of Multiple Voting Shares will be subject to the 45% Threshold based on the number of Multiple Voting Shares held by such holder as of the date of the initial issuance of the Multiple Voting Shares and thereafter at the end of each of the Corporation’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [(A x 0.45) — B] x (C/D)
Where on the Determination Date:
X = Maximum Number of Subordinate Voting Shares Available For Issue upon Conversion of Multiple Voting Shares by a holder.
A = The Number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding on the Determination Date.
B = Aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents on the Determination Date.
C = Aggregate number of Multiple Voting Shares held by holder on the Determination Date.
D = Aggregate number of all Multiple Voting Shares on the Determination Date.
The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Conversion Rights generally in accordance with the formula set forth immediately above. Upon request by a holder of Multiple Voting Shares, the Corporation will provide each holder of Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Conversion Rights would result in the 45% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Multiple Voting Shares exercising the Conversion Rights.
Notwithstanding the provisions of Article 28.1(f)(iv) and (v):
A.
the board of directors may by resolution waive the application of the FPI Protective Restriction to any exercise or exercises of the Conversion Rights to which the FPI Protective Restriction would otherwise apply, or to future Conversion Rights generally, including with respect to a period of time, if the directors determine that the exercise of such Conversion Rights is in the best interests of the Corporation; and

B.
at any time on or after July 4, 2021, any holder of Multiple Voting Shares shall be entitled to exercise its Conversion Rights, at the option of the holder thereof, regardless of whether the FPI Protective Restriction would otherwise apply.

(v)
Mandatory Conversion.   The board of directors may at any time determine by resolution (a “Mandatory Conversion Resolution”) that it is no longer in the best interests of the Corporation that the Multiple Voting Shares are maintained as a separate class of shares of the Corporation. If a Mandatory Conversion Resolution is adopted, then all issued and outstanding Multiple Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Multiple Voting Share for one hundred (100) Subordinate Voting Shares, and in the case of fractions of Multiple Voting Shares, such number of Subordinate Voting Shares as is determined by multiplying the fraction by one hundred (100) (subject to adjustment as set forth in Article 28.1(f)(viii) and (ix)) as of a date to be specified in the Mandatory Conversion Resolution (the “Mandatory Conversion Record Date”). At least twenty (20) calendar days prior to the Mandatory Conversion Record Date, the Corporation will send, or cause its transfer agent to send, notice to all holders of Multiple Voting Shares of the adoption of a Mandatory Conversion Resolution (a “Mandatory Conversion Notice”) and specifying:

a.
the Mandatory Conversion Record Date;

b.
the number of Subordinate Voting Shares into which the Multiple Voting Shares held by such holder are to be converted; and

c.
the address of record of such holder.

On the Mandatory Conversion Record Date, the Corporation shall issue or shall cause its transfer agent to issue to each holder of Multiple Voting Shares certificates or other evidence representing the number of

Subordinate Voting Shares into which the Multiple Voting Shares are converted, and each certificate or other evidence representing Multiple Voting Shares shall be null and void.
From the date of the Mandatory Conversion Resolution, the board of directors shall no longer be entitled to issue any further Multiple Voting Shares whatsoever.
(vi)
Disputes.   In the event of a dispute as to the number of Subordinate Voting Shares issuable to a Holder in connection with a conversion of Multiple Voting Shares, the Corporation shall issue to the Holder the number of Subordinate Voting Shares not in dispute and resolve such dispute in accordance with Article 28.1(f)(xiii).

(vii)
Mechanics of Optional Conversion.   Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares pursuant to Article 28.1(f)(i), the holder thereof shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or of any transfer agent for Subordinate Voting Shares, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates or other evidence of issuance for Subordinate Voting Shares are to be issued (each, a “Conversion Notice”). The Corporation shall (or shall cause its transfer agent to), as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates or other evidence of issuance for the number of Subordinate Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date.

(viii)
Adjustments for Distributions.   In the event the Corporation shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then, in each such case for the purpose of this Article 28.1(f)(viii), the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

(ix)
Recapitalizations; Stock Splits.   If at any time or from time-to-time, the Corporation shall (A) effect a recapitalization of the Subordinate Voting Shares; (B) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (C) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (D) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (E) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Corporation or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article 28.1(f) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this Article 28.1(f) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(x)
No Fractional Shares and Certificate as to Adjustments.   No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

(xi)
Adjustment Notice.   Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Article 28.1(f), the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share.
(xii)
Effect of Conversion.   All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the “Conversion Time”), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(xiii)
Dispute Resolution.   Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination of the conversion ratio or the arithmetic calculation of the conversion ratio of Multiple Voting Shares to Subordinate Voting Shares, the Conversion Ratio, 45% Threshold, FPI Protective Restriction or the Beneficial Ownership Limitation by the Corporation to the board of directors with the basis for the disputed determinations or arithmetic calculations. The Corporation shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the conversion ratio, the Conversion Ratio, 45% Threshold, or the FPI Protective Restriction, as applicable. If the holder and the Corporation are unable to agree upon such determination or calculation of the conversion ratio, the Conversion Ratio, the 45% Threshold or the FPI Protective Restriction, as applicable, within five (5) Business Days of such response, then the Corporation and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the Conversion Ratio, the 45% Threshold or the FPI Protective Restriction to the Corporation’s independent, outside accountant. The Corporation, at the Corporation’s expense, shall cause the accountant to perform the determinations or calculations and notify the Corporation and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

(g)
Conversion Upon an Offer.   In addition to the conversion rights set out in Article 28.1(f), in the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the inverse of the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this Article 28.1(g) may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)
give written notice to the transfer agent of the exercise of such right, and of the number of Multiple Voting Shares in respect of which the right is being exercised;

(ii)
deliver to the transfer agent the share certificate or certificates representing the Multiple Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)
pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Subordinate Voting Shares, resulting from the conversion of the Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion will be re-converted into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect and a share certificate or other issuance evidence representing the Multiple Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Subordinate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.
(h)
Notices of Record Date.   Except as otherwise provided under applicable law, in the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

~~APPENDIX G~~
~~AUTHORIZED CAPITAL AMENDMENT — MULTIPLE VOTING SHARE~~
~~TERMS~~AMENDED MVS PROVISIONS
~~The following will form the text of the articles of amendment of Broadway upon implementation of the Arrangement:~~
“An unlimited number of Multiple Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:
(a)
Voting Rights.   Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal one hundred (100) votes per Multiple Voting Share.

(b)
Alteration to Rights of Multiple Voting Shares.   As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph, each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c)
Dividends.   The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

(d)
Liquidation, Dissolution or Winding-Up.   In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)
Rights to Subscribe; Pre-Emptive Rights.   The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f)
Conversion.   Subject to the Conversion Restrictions set forth in this ~~Section~~subsection (f), holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

(i)
Right to Convert.   Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into fully paid and nonassessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares shall be 100 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in subsections (f)(viii) and (ix).

(ii)
Conversion Limitations.   Before any holder of Multiple Voting Shares shall be entitled to convert the same into Subordinate Voting Shares, the Board of Directors (or a committee thereof) shall designate an officer of the Corporation (the “Conversion Limitation Officer”) to determine if any Conversion Limitation set forth in ~~Section~~subsections (f)(iii) or (~~v~~iv) shall apply to the conversion of Multiple Voting Shares.

(iii)
Foreign Private Issuer Protection Limitation: The Corporation will use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Corporation shall not effect any voluntary conversion of Multiple Voting Shares, and the holders of Multiple Voting Shares shall not have the right to elect to convert any portion of the Multiple Voting Shares, pursuant to ~~Section~~subsection (g)

or otherwise, to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”)) would exceed forty-five percent (45%) (the “45% Threshold”) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”). The Board of Directors may by resolution increase the 45% Threshold to an amount not to exceed 50% and in the event of any such increase all references to the 45% Threshold herein shall refer instead to the amended threshold set by such resolution.
(iv)
Conversion Limitations.   In order to effect the FPI ~~Protection~~Protective Restriction, each holder of Multiple Voting Shares will be subject to the 45% Threshold based on the number of Multiple Voting Shares held by such holder as of the date of the initial issuance of the Multiple Voting Shares and thereafter at the end of each of the Corporation’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [(A x 0.45) — B] x (C/D)
Where on the Determination Date:
X = Maximum Number of Subordinate Voting Shares Available For Issue upon Conversion of Multiple Voting Shares by a holder.
A = The Number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding on the Determination Date.
B = Aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents on the Determination Date.
C = Aggregate number of Multiple Voting Shares held by holder on the Determination Date.
D = Aggregate number of all Multiple Voting Shares on the Determination Date.
~~For purposes of this subsection (f)(iii), the Board of Directors (or a committee thereof) shall designate an officer of the Corporation to determine as of each Determination Date: (A) the 45% Threshold and (B) the FPI Protective Restriction. Within thirty (30) days of the end of each Determination Date (a “Notice of Conversion Limitation”), the Corporation will provide each holder of record a notice of the FPI Protection Restriction and the impact the FPI Protective Provision has on the ability of each holder to exercise the right to convert~~
The Conversion Limitation Officer shall determine as of each Determination Date, in his or her sole discretion acting reasonably, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held ~~by the holder. To the extent that requests for conversion of Multiple Voting Shares subject to the FPI Protection Restriction would result in the 45% Threshold being exceeded, the number of such Multiple Voting Shares eligible for conversion held by a particular holder shall be prorated relative to the number of Multiple Voting Shares submitted for conversion. To the extent that the FPI Protective Restriction contained in this Section (f) applies, the determination of whether Multiple Voting Shares are convertible shall be in the sole discretion of the Corporation.~~
of record, directly or indirectly, by U.S. Residents, the maximum number of Subordinate Voting Shares which may be issued upon exercise of the Conversion Rights generally in accordance with the formula set forth immediately above. Upon request by a holder of Multiple Voting Shares, the Corporation will provide each holder of Multiple Voting Shares with notice of such maximum number as at the most recent Determination Date, or a more recent date as may be determined by the Conversion Limitation Officer in its discretion. To the extent that issuances of Subordinate Voting Shares on exercise of the Conversion Rights would result in the 45% Threshold being exceeded, the number of Subordinate Voting Shares to be issued will be pro-rated among each holder of Multiple Voting Shares exercising the Conversion Rights.
Notwithstanding the provisions of subsections (f)(iv) and (v):
A.
the Board of Directors may by resolution waive the application of the FPI Protective Restriction to any exercise or exercises of the Conversion Rights to which the FPI Protective Restriction would otherwise apply, or to future Conversion Rights generally, including with respect to a period of time, if the directors determine that the exercise of such Conversion Rights is in the best interests of the Corporation; and

B.
at any time on or after July 4, 2021, any holder of Multiple Voting Shares shall be entitled to exercise its Conversion Rights, at the option of the holder thereof, regardless of whether the FPI Protective Restriction would otherwise apply.

(v)
Mandatory Conversion.   ~~Notwithstanding subsection (f)(iv), the Corporation may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares)~~The Board of Directors may at any time determine by resolution (a “Mandatory Conversion Resolution”) that it is no longer in the best interests of the Corporation that the Multiple Voting Shares are maintained as a separate class of shares of the Corporation. If a Mandatory Conversion Resolution is adopted, then all issued and outstanding Multiple Voting Shares will automatically, without any action on the part of the holder, be converted into Subordinate Voting Shares on the basis of one (1) Multiple Voting Share for one hundred (100) Subordinate Voting Shares, and in the case of fractions of Multiple Voting Shares, such number of Subordinate Voting Shares as is determined by multiplying the fraction by one hundred (100) (subject to adjustment as set forth in subsections (f)(viii) and (ix)) as of a date to be specified in the Mandatory Conversion Resolution (the “Mandatory Conversion Record Date”). At least twenty (20) calendar days prior to the Mandatory Conversion Record Date, the Corporation will send, or cause its transfer agent to send, notice to all holders of Multiple Voting Shares of the adoption of a Mandatory Conversion Resolution (a “Mandatory Conversion Notice”) and specifying:

~~(A)~~
~~the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the U.S. Securities Act; and~~

~~(B)~~
~~the Corporation is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act.~~

~~The Corporation will issue or cause its transfer agent to issue each holder of Multiple Voting Shares of record a Mandatory Conversion Notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein, (i) the number of Subordinate Voting Shares into which the Multiple Voting Shares are convertible and (ii) the address of record for such holder. On the record date of a Mandatory Conversion, the Corporation will issue or cause its transfer agent to issue each holder of record on the Mandatory Conversion Date certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares are so converted and each certificate representing the Multiple Voting Shares shall be null and void.~~
~~(vi)~~
~~Beneficial Ownership Restriction:   The Corporation shall not effect any conversion of Multiple Voting Shares, and a holder thereof shall not have the right to convert any portion of its Multiple Voting Shares, pursuant to Section (f) or otherwise, to the extent that after giving effect to such issuance after conversion as set forth on the applicable Conversion Notice, the holder (together with the holder’s Affiliates (each, an “Affiliate” as defined in Rule 12b-2 under the U.S. Exchange Act), and any other persons acting as a group together with the holder or any of the holder’s Affiliates), would beneficially own in excess of 9.99% of the number of the Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares subject to the Conversion Notice (the “Beneficial Ownership Limitation”).~~

~~For the purposes of the foregoing sentence, the number of Subordinate Voting Shares beneficially owned by the holder and its Affiliates, shall include the number of Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares with respect to which such determination is being made, but shall exclude the number of Subordinate Voting Shares which would be issuable upon: (i) conversion of the remaining, non-converted portion of Multiple Voting Shares beneficially owned by the holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Corporation subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the holder or any of its Affiliates. In any case, the number of outstanding Subordinate Voting Shares shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including Multiple Voting Shares subject to the Conversion Notice, by the holder or its Affiliates since the date as of which such number of outstanding Subordinate Voting Shares was reported. Except as set forth in the preceding sentence, for purposes of this subsection (f)(vi), beneficial ownership shall be calculated in~~

~~accordance with Section 13(d) of the U.S. Exchange Act and the rules and regulations promulgated thereunder based on information provided by the Class A Shareholder to the Corporation in the Conversion Notice.~~
~~To the extent that the limitation contained in this subsection (f)(vi) applies and the Corporation can convert some, but not all, of such Multiple Voting Shares submitted for conversion, the Corporation shall convert Multiple Voting Shares up to the Beneficial Ownership Limitation in effect, based on the number of Multiple Voting Shares submitted for conversion on such date.~~
~~The number Multiple Voting Shares that are convertible (in relation to other securities owned by the holder together with any Affiliates) and of which Multiple Voting Shares are convertible shall be in the sole discretion of the Corporation, and the submission of a Conversion Notice shall be deemed to be the holder’s certification as to the holder’s beneficial ownership of Subordinate Voting Shares of the Corporation, and the Corporation shall have the right, but not the obligation, to verify or confirm the accuracy of such beneficial ownership.~~
~~The holder, upon notice to the Corporation, may increase or decrease the Beneficial Ownership Limitation provisions of this subsection (f)(vi), provided that the Beneficial Ownership Limitation in no event exceeds 19.99% of the number of the Subordinate Voting Shares outstanding immediately after giving effect to the issuance of Subordinate Voting Shares upon conversion of Multiple Voting Shares subject to the Conversion Notice and the provisions of this subsection (f)(vi) shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Corporation. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this subsection (f)(vi) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of Multiple Voting Shares.~~
•
the Mandatory Conversion Record Date;

•
the number of Subordinate Voting Shares into which the Multiple Voting Shares held by such holder are to be converted; and

•
the address of record of such holder.

On the Mandatory Conversion Record Date, the Corporation shall issue or shall cause its transfer agent to issue to each holder of Multiple Voting Shares certificates or other evidence representing the number of Subordinate Voting Shares into which the Multiple Voting Shares are converted, and each certificate or other evidence representing Multiple Voting Shares shall be null and void.
From the date of the Mandatory Conversion Resolution, the Board of Directors shall no longer be entitled to issue any further Multiple Voting Shares whatsoever.
(vi)
~~(vii)~~ Disputes.   In the event of a dispute as to the number of Subordinate Voting Shares issuable to a Holder in connection with a conversion of Multiple Voting Shares, the Corporation shall issue to the Holder the number of Subordinate Voting Shares not in dispute and resolve such dispute in accordance with subsection (f)(~~xiv~~xiii).

(vii)
~~(viii)~~ Mechanics of Optional Conversion.   Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares pursuant to subsection (f)(i), the holder thereof shall surrender the certificate or certificates therefor (if any), duly endorsed, at the office of the Corporation or of any transfer agent for Subordinate Voting Shares, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates or other evidence of issuance for Subordinate Voting Shares are to be issued (each, a “Conversion Notice”). The Corporation shall (or shall cause its transfer agent to), as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates or other evidence of issuance for the number of Subordinate Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date.

(viii)
~~(ix)~~ Adjustments for Distributions.   In the event the Corporation shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then, in each such case for the purpose of this subsection (f)(~~ix~~viii), the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.
(ix)
~~(x)~~ Recapitalizations; Stock Splits.   If at any time or from time-to-time, the Corporation shall (A) effect a recapitalization of the Subordinate Voting Shares; (B) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (C) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (D) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (E) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Corporation or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this ~~Section~~subsection (f) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this ~~Section~~ subsection (f) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(x)
~~(xi)~~ No Fractional Shares and Certificate as to Adjustments.   No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

(xi)
~~(xii)~~ Adjustment Notice.   Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this ~~Section~~subsection (f), the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share.

(xii)
~~(xiii)~~ Effect of Conversion.   All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the “Conversion Time”), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(xiii)
~~(xiv) Disputes~~Dispute Resolution.   Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination of the ~~Conversion Ratio~~conversion ratio or the arithmetic calculation of the ~~Conversion Ratio~~conversion ratio of Multiple Voting Shares to Subordinate Voting Shares, the Conversion Ratio, 45% Threshold, FPI Protective Restriction or the Beneficial Ownership Limitation by the Corporation to the Board of Directors with the basis for the disputed determinations or arithmetic calculations. The Corporation shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the conversion ratio, the Conversion Ratio, 45% Threshold, or the FPI Protective Restriction ~~or the Beneficial Ownership Limitation~~, as applicable. If the holder and the Corporation are unable to agree upon such determination or calculation of the conversion ratio, the Conversion Ratio, the 45% Threshold or the FPI Protective Restriction ~~or the Beneficial Ownership Limitation~~, as applicable, within five (5) Business Days of such response, then the Corporation and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the Conversion Ratio, the 45% Threshold or the FPI Protective Restriction ~~or the Beneficial Ownership Limitation~~ to the Corporation’s independent, outside accountant. The

Corporation, at the Corporation’s expense, shall cause the accountant to perform the determinations or calculations and notify the Corporation and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
~~(xv)~~
~~Notices of Record Date.   Except as otherwise provided under applicable law, in the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.~~

(g)
Conversion ~~of Subordinate Voting Shares~~ Upon an Offer.   In addition to the conversion rights set out in subsection (f), in the event that an offer is made to purchase ~~Multiple~~Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the ~~Multiple~~Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of ~~Multiple~~Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each ~~Subordinate~~Multiple Voting Share shall become convertible at the option of the holder into ~~Multiple~~Subordinate Voting Shares at the inverse of the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this subsection (g) may only be exercised in respect of ~~Subordinate~~Multiple Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the ~~Subordinated~~Subordinate Voting Shares shall deposit under the offer the resulting ~~Multiple~~Subordinate Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)
give written notice to the transfer agent of the exercise of such right, and of the number of ~~Subordinate~~Multiple Voting Shares in respect of which the right is being exercised;

(ii)
deliver to the transfer agent the share certificate or certificates representing the ~~Subordinate~~Multiple Voting Shares in respect of which the right is being exercised, if applicable; and

(iii)
pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the ~~Multiple~~Subordinate Voting Shares, resulting from the conversion of the ~~Subordinate~~Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If ~~Multiple~~Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such ~~Multiple~~Subordinate Voting Shares being taken up and paid for, the ~~Multiple~~Subordinate Voting Shares resulting from the conversion will be re-converted into ~~Subordinate~~Multiple Voting Shares at the ~~then~~inverse of the Conversion Ratio then in effect and a share certificate or other issuance evidence representing the ~~Subordinate~~Multiple Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the ~~Multiple~~Subordinate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.
(h)
Notices of Record Date.   Except as otherwise provided under applicable law, in the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.”

Schedule “B”
Option Plan

MIND MEDICINE (MINDMED) INC.
~~(formerly Broadway Gold Mining Ltd.)~~
STOCK OPTION PLAN
1.
Interpretation

In this Plan, the following terms shall have the following meanings:
“Administrators” means the Board or, if so designated by the Board to administer the Plan, the Compensation Committee of the Board or any other designated members of the Board;
“Associate” has the meaning assigned by the Securities Act (Ontario); “Board” means the Board of Directors of the Corporation;
“Cause” means, in respect of a Participant:
(a)
conviction of, or the entry of a plea of guilty or no contest to, any criminal or quasi-criminal offence that causes the Corporation or its Subsidiaries public disgrace or disrepute, or adversely affects the Corporation’s or its Subsidiaries’ operations or financial performance;

(b)
gross negligence or wilful misconduct with respect to the Corporation or any of its Subsidiaries in the course of his or her service to the Corporation of any of its Subsidiaries;

(c)
refusal, failure or inability to perform any material obligation or fulfil any duty (other than any duty or obligation of the type described in clause (e) below) to the Corporation or any of its Subsidiaries (other than due to disability), which failure, refusal or inability is not cured within 10 days after delivery of notice thereof;

(d)
material breach of any agreement with or duty owed to the Corporation or any of its Subsidiaries;

(e)
any breach of any obligation or duty to the Corporation or any of its Subsidiaries (whether arising by statute, common law, contract or otherwise) relating to confidentiality, non-competition, non-solicitation or proprietary rights; or

(f)
any other conduct that constitutes “cause” at common law.

Notwithstanding the foregoing, if a Participant and the Corporation (or any of its Subsidiaries) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “cause”, then, with respect to such Participant, “Cause” shall have the meaning defined in that employment agreement, consulting agreement or other agreement.
“Change in Control” means, the occurrence of any of the following, in one transaction or a series of related transactions:
(a)
the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such person or persons, constitute in the aggregate more than 50% of the voting power attached to all outstanding voting securities of the Corporation;

(b)
an amalgamation, arrangement, consolidation, share exchange or other form of business combination of the Corporation with another entity that results in the holders of voting securities of that other entity holding, in the aggregate, more than 50% of the voting power attached to all outstanding voting securities of the entity resulting from the business combination;

(c)
the sale, lease or exchange of all or substantially all of the property of the Corporation or any of its Subsidiaries to another person, other than in the ordinary course of business of the Corporation and other than such sale, lease or exchange to a wholly-owned subsidiary of the Corporation;

(d)
the liquidation or dissolution of the Corporation; or

(e)
any other transaction that is deemed by the Administrators in their sole discretion to be a “Change in Control” for the purposes of the Plan;

“Code” means the United States Internal Revenue Code of 1986 as amended, and the rulings and regulations in effect thereunder;
“Corporation” means Mind Medicine (MindMed) Inc. (formerly Broadway Gold Mining Ltd.);

“Event of Termination” means the voluntary or involuntary termination of employment or service, retirement, or leaving of employment or service because of disability or death of a Participant;
“Fair Market Value” means the closing price of the Shares on the NEO Exchange (or, if the Shares are not then listed on the NEO Exchange, on such other stock exchange or automated quotation system on which the Shares are then listed or quoted, as the case may be, as may be selected by the Administrators for such purpose) on the last trading day on which Shares traded prior to the day on which an Option is granted (in the case of an Option grant) or on the last trading day on which Shares traded prior to the day on which Shares are to be valued for the purpose of the Plan, as applicable, provided that if no Shares traded on such date, the Fair Market Value shall be the average of the independent bid and ask prices in respect of the Shares at the close of trading on such date;
“Insider Participant” means a Participant who is (a) an insider of the Corporation as defined in the Securities Act (Ontario), and (b) an Associate of any person who is an insider by virtue of (a);
“ISO” means a stock option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code;
“Multiple Voting Shares” means the multiple voting shares of the Corporation, each of which carries 100 votes and is convertible, in certain limited circumstances, into 100 Subordinate Voting Shares;
“NEO Exchange” means Neo Exchange Inc.;
“Option Agreement” means the written agreement between a Participant and the Corporation, in the form approved by the Administrators, evidencing the terms and conditions on which an Option has been granted under the Plan and which need not be identical to any other such agreements;
“Options” means options granted under the Plan to purchase Shares;
“Participant” means such directors, officers and employees of the Corporation or its Subsidiaries and such Service Providers as are designated by the Administrators to participate in the Plan;
“Plan” means this Stock Option Plan;
“Reserved for Issuance” refers to Shares which may be issued in the future, upon the exercise of Options which have been granted;
“Service Provider” means any person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;
“Share Compensation Arrangement” means, in respect of the Corporation, a stock option, stock option plan, employee stock purchase plan, performance share unit plan, restricted share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to directors, officers or employees of the Corporation or its Subsidiaries or to Service Providers;
“Shares” means the subordinate voting shares of the Corporation;
“Subsidiary” has the meaning assigned thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning but including unincorporated entities;
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; ~~and~~
“U.S. Exchange Act” means the United States Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder; and
“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.
2.
Purpose

The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries and its shareholders by providing to the directors, officers and employees of the Corporation and its Subsidiaries and Service Providers a performance incentive for continued and improved service with the Corporation and its Subsidiaries and by enhancing such persons’ contribution to increased profits by encouraging capital accumulation and share ownership.

3.
Shares Subject to the Plan

The securities subject to the Plan shall be Shares. The Shares for which Options are granted shall be authorized but unissued Shares. The aggregate number of Shares that are issuable under the Plan upon the exercise of Options which have been granted and are outstanding under the Plan, together with Shares that are issuable pursuant to outstanding awards or grants under any other Share Compensation Arrangement, shall not at any time exceed ~~10~~15% of the Shares then issued and outstanding, subject to adjustment as provided in Section 14 to give effect to any relevant changes in the capitalization of the Corporation, and provided that for the purpose of such calculation, the number of Shares then issued and outstanding shall include the number of Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares. Shares in respect of which Options have been granted but which are forfeited, surrendered, cancelled or otherwise terminated or expire without being exercised shall be available for subsequent Options.
4.
Administration of the Plan

The Plan shall be administered by the Administrators. Subject to the provisions of the Plan, the Administrators shall have the power and authority to:
(a)
adopt rules and regulations for implementing the Plan;

(b)
determine the eligibility of persons to participate in the Plan, when Options to eligible persons shall be granted, the number of Shares subject to each Option and, pursuant to Section 12, the vesting period for each Option;

(c)
interpret and construe the provisions of the Plan;

(d)
establish the form or forms of Option Agreement(s);

(e)
determine whether each Option is to be an ISO, in which case such Option shall be subject to the limitations in Sections 8 and 11;

(f)
in the event there is any question as to whether a Change in Control has occurred in any circumstances, determine whether a Change in Control has occurred; ~~and~~

(g)
take such other steps as they determine to be necessary or desirable to give effect to the Plan; and

(h)
grant waivers of Plan conditions.

All decisions made by the Administrators pursuant to the provisions of the Plan will be final and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other persons.
5.
Eligible Persons

Such directors, officers and employees of the Corporation and its Subsidiaries and such Service Providers as are designated by the Administrators shall be entitled to participate in the Plan.
6.
Agreement

All Options granted hereunder shall be evidenced by an Option Agreement. Each Option Agreement will be subject to the applicable provisions of the Plan and will contain such provisions as are required by the Plan any other provisions that the Administrators may direct.
7.
Grant of Options

Subject to Sections 3 and 8, the Administrators may, from time to time, grant Options to Participants to purchase that number of Shares that the Administrators, in their absolute discretion, determine. Options that may be granted under the Plan include ISOs and non-qualified stock options. No Option will be granted during a blackout period or other trading restriction imposed by the Corporation or at any other time when the Board or the Corporation has any undisclosed material information.
The Administrator shall not grant Options to residents of the United States unless such Options and the Shares issuable upon exercise thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
8.
Limit on Issuance of Shares

The aggregate number of Shares Reserved for Issuance pursuant to Options granted under the Plan and options or other entitlements granted under any other Share Compensation Arrangement to Insider Participants (as a group), shall not exceed 10% of the aggregate number of Shares outstanding; provided that: (i) for the purpose of such calculation, the number of Shares outstanding shall include the number of Shares issuable upon conversion of the then issued and outstanding Multiple

Voting Shares; and (ii) no more than 20,478,098 Shares under the Plan may be granted as ISOs. Within any 1-year period, the aggregate number of Shares issued to Insider Participants (as a group) pursuant to Options granted under the Plan or options or other entitlements granted under any other Share Compensation Arrangement shall not exceed 10% of the aggregate number of Shares outstanding, provided that for the purpose of such calculation, the number of Shares outstanding shall include the number of Shares issuable upon conversion of the outstanding Multiple Voting Shares.
In addition to the foregoing limits, (i) the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of option grants to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $100,000; and (ii) no grant of Options under the Plan may be made to any non-employee director if such grant could result, together with awards or grants then outstanding under the Plan and any other Share Compensation Arrangement, in the issuance to non-employee directors as a group of a number of Shares exceeding 1% of the number Shares issued and outstanding immediately prior to any such Share issuance, provided that for the purpose of such calculation, the number of Shares issued and outstanding shall include the number of Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares.
9.
Exercise Price

The exercise price per Share shall be not less than the Fair Market Value of the Shares on the date the Option is granted.
10.
Term of Option

The term of each Option shall be determined by the Administrators, provided that no Option shall be exercisable after ten years from the date on which it is granted. If the expiry date of a particular Option after which it can no longer be exercised falls on, or within nine trading days immediately following, a date upon which the Participant granted the Option is prohibited from trading in securities of the Corporation due to a blackout period or other trading restriction imposed by the Corporation, then, except with respect to ISOs, the expiry date of such Option shall be automatically extended to the tenth trading day following the date the relevant blackout period or other trading restriction imposed by the Corporation is lifted, terminated or removed.
11.
ISOs

The following provisions shall apply, in addition to the other provisions of this Plan which are not inconsistent therewith, to ISOs, which are intended to qualify as “incentive stock options” under Section 422 of the Code:
(a)
Options may be granted as ISOs only to individuals who are employees of the Corporation or any present or future “subsidiary corporation” or “parent corporation” as those terms are defined in Section 424 of the Code (collectively, for purposes of this Section 11, “Related Entities”) and Options shall not be granted as ISOs to non-employee directors or independent contractors;

(b)
“Disability” in respect of an ISO shall mean “permanent and total disability” as defined in sub-section 22(e)(3) of the Code;

(c)
if a Participant ceases to be employed by the Corporation and/or all Related Entities other than by reason of death or Disability, Options shall be eligible for treatment as ISOs only if exercised no later than three (3) months following such termination of employment;

(d)
the exercise price in respect of Options granted as ISOs to employees who own more than 10% of the combined voting power of all classes of shares of the Corporation or a Related Entity (for purposes of this Section 11, a “10% Shareholder”) shall be not less than 110% of the Fair Market Value per Share on the Option grant date and the term of any ISO granted to a 10% Shareholder shall not exceed five (5) years measured from the Option grant date;

(e)
Options held by a Participant shall be eligible for treatment as ISOs only if the Fair Market Value (determined at the Option grant date) of the Shares with respect to which such Options and all other options intended to qualify as “incentive stock options” under Section 422 of the Code held by such Participant and granted under this Plan or any other plan of the Corporation or a Related Entity and which are exercisable for the first time by such Participant during any one calendar year does not exceed US$100,000 at such time;

(f)
by accepting an Option granted as an ISO under this Plan, a Participant agrees to notify the Corporation in writing immediately after such Participant makes a “Disqualifying Disposition” of any Shares acquired pursuant to the exercise of such ISO; for this purpose, a “Disqualifying Disposition” is any disposition occurring on or before the later of (i) the date two years following the date that such ISO was granted or (ii) the date one year following the date that such ISO was exercised;

(g)
no ISO granted under this Plan may be exercised until this Plan is approved by the Corporation’s shareholders; furthermore, the maximum number of Shares that may be issued as ISOs shall not be increased without additional shareholder approval; and

(h)
no modification of an outstanding Option that would provide an additional benefit to a Participant, including a reduction of the exercise price or extension of the period in which the Option can be exercised, in either case, if approved by shareholders of the Corporation in accordance with Section 22, shall be made without consideration and disclosure of the likely United States federal income tax consequences to the Participants affected thereby.

12.
Shares Available for Purchase

Subject to Sections 15 and 16, the Shares subject to each Option shall vest and become available for purchase by the Participant on the date or dates determined by the Administrators when the Option is granted.
13.
Exercise of Option

Subject to Section 12, an Option may be exercised in whole or in part at any time, or from time to time during the term of the Option. A Participant electing to exercise an Option shall give written notice of the election to the Administrators. Such notice will be accompanied by payment in full of the aggregate purchase price for the Shares issuable pursuant to the exercise of the Option, either:
(a)
by cash, certified cheque or bank draft or wire transfer;

(b)
if approved by the Administrators, and except with respect to ISOs, through means of a “net settlement,” whereby no exercise price will be due and where the number of Shares issued upon such exercise will be equal to: (A) the product of (l) the number of Shares as to which the Option is then being exercised, and (2) the difference between (x) the then current Fair Market Value per Share and (y) the exercise price per Share, divided by (B) the then current Fair Market Value per Share. A number of Shares equal to the difference between the number of Shares as to which the Option is then being exercised and the number of Shares actually issued to the Participant upon such net settlement will be deemed to have been received by the Corporation in satisfaction of the exercise price;

(c)
if approved by the Administrators, through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the exercise price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option; or

(d)
by such other method as the Administrators may approve or accept.

No Shares will be issued upon exercise of an Option until full payment therefor has been made. No person shall enjoy any part of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.
No Option holder who is resident in the United States may exercise Options unless the Shares to be issued upon exercise are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
14.
Certain Adjustments

Equitable adjustments as to Options granted or to be granted, as to the number of Shares which are available for purchase and as to the purchase price for such Shares under the Plan shall be made by the Administrators in the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares.
15.
Termination of Employment

Unless otherwise determined by the Administrators and set forth in the Option Agreement, upon the occurrence of an Event of Termination, the Options granted to the affected Participant may be exercised in accordance with the following:
(a)
if a Participant’s service with the Corporation or, if applicable, a Subsidiary, terminates by reason of the death of the Participant, all outstanding Options shall become vested and immediately exercisable and any Option held by such Participant may thereafter be exercised by the legal representative of the estate or by the legatee of the Participant under the will of the Participant, for a period ending 12 months following the date of death (or, if sooner, on the last day of the stated term of such Option);

(b)
if a Participant’s service with the Corporation or, if applicable, a Subsidiary, is terminated for Cause: (i) any Option held by the Participant will immediately and automatically expire as of the date of such termination, and (ii) any

Shares for which the Corporation has not yet delivered share certificates or other evidence of ownership will be immediately and automatically forfeited and the Corporation will refund to the Participant the Option exercise price paid for such Shares, if any; or
(c)
if a Participant’s service with the Corporation or, if applicable, a Subsidiary, terminates for any reason other than death or Cause, any Option held by such Participant may thereafter be exercised by the Participant, to the extent it was exercisable at the time of such termination, for a period ending 90 days following the date of such termination (or, if sooner, on the last day of the stated term of such Option);

provided that any exercise of an Option pursuant to (c) above shall only be in respect of Shares which were available for purchase at the date of the Event of Termination in accordance with Section 12 hereof. Other than as provided in Section 15(a) above, the right to purchase Shares which have not yet become available for purchase pursuant to Section 12 shall cease immediately on the date of the Event of Termination.
For greater certainty, if the employment or service of a Participant is terminated by the Corporation or, if applicable, a Subsidiary, the date of such Event of Termination shall be the date specified by the Corporation or the Subsidiary, as the case may be, in the notice of termination to such Participant as the date on which such Participant’s employment or service shall cease. Neither any period of notice, if any, or any payment in lieu thereof, upon such termination of employment or service shall be considered as extending the period of employment for the purposes of the Plan.
16.
Transferability

Subject to the terms of this Section 16 with respect to a Participant’s death, no Options may be transferred or assigned. Options may be exercised by the Participant and, upon the Participant’s death, the legal representative of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option may subscribe for Shares only in his or her own name or in his or her capacity as a legal representative. All Options exercised during the Participant’s lifetime shall only be exercisable by the Participant or, in the event of his or her disability, by his or her personal representative.
17.
Change in Control

Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control, the Administrators may, in their sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control:
(a)
cause any or all outstanding Options to become vested and immediately exercisable, in whole or in part; and/or

(b)
cause any outstanding Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent not exercised prior to that Change in Control, cancel that Option upon closing of the Change in Control.

18.
Termination of Plan

The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further Options shall be granted but the Options then outstanding shall continue in full force and effect in accordance with the provisions of the Plan.
19.
Compliance with Statutes and Regulations

The granting of Options and the sale and delivery of Shares under the Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and applicable stock exchanges. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Administrators.
In the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then-current registration statement under the U.S. Securities Act, such Shares shall be restricted against transfer to the extent required by the U.S. Securities Act or regulations thereunder, and the Administrators may require a person receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Corporation in writing that the Shares acquired by such person are acquired for investment only and not with a view to distribution and that such person will not dispose of the Shares so acquired in violation of U.S. federal, state or other applicable securities laws, and furnish such information as may, in the opinion of legal counsel to the Corporation, be appropriate to permit the Corporation to issue the Shares in compliance with applicable U.S. federal, state, and other securities laws. If applicable, all certificates representing such Shares shall bear applicable legends as required by federal, state and other securities laws and the policies of the NEO Exchange.

20.
Withholding Taxes

A Participant shall be solely responsible for all federal, provincial, state and local taxes resulting from his or her receipt of an Option, Share or other property pursuant to the Plan, except to the extent that the Corporation has, directly or indirectly, withheld cash for remittance to the statutory authorities. In this regard, the Corporation shall be able to deduct from any payments hereunder in the form of securities or from any other remuneration otherwise payable to a Participant, or any other person pursuant to the exercise of an Option, any taxes that are required to be withheld and remitted. Each Participant or other person receiving securities hereunder agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation if it is subsequently determined that any greater amount should have been withheld in respect of taxes or any other statutory withholding.
21.
Right to Employment

Nothing contained in the Plan or in any Option granted under the Plan shall confer upon any person any rights to continued employment with the Corporation or interfere in any way with the rights of the Corporation in connection with the employment or termination of employment of any such person.
22.
Amendments to the Plan

The Board reserves the right, in its absolute discretion, to amend, suspend or terminate the Plan, or any portion thereof, at any time without obtaining the approval of shareholders of the Corporation, subject to those provisions of applicable law and regulatory requirements (including the rules, regulations and policies of the NEO Exchange), if any, that require the approval of shareholders. Any amendment to any provision of the Plan will be subject to any required regulatory or governmental approvals. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any amendment:
(a)
providing for an increase to the maximum number Shares which may be issued under the Plan, except pursuant to the provisions of the Plan which permit the Administrators to make equitable adjustments in the event of transactions affecting the Corporation or its capital as set out in Section 14;

(b)
providing for an increase in, or the removal of, the limits on the number of Shares Reserved for Issuance to Insider Participants as set out in Section 8;

(c)
providing for an increase in, or the removal of, the limits on participation in the Plan by non-employee directors as set out in Section 8;

(d)
providing for a reduction in the exercise price per Share for Options (for this purpose, a cancellation or termination of an Option prior to its expiry date for the purpose of re-issuing an Option to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option), except pursuant to the provisions of the Plan which permit the Administrators to make equitable adjustments in the event of transactions affecting the Corporation or its capital as set out in Section 14;

(e)
providing for an extension to the term of Options beyond the original expiry date, except in accordance with Section 10 in respect of blackout periods and other trading restrictions;

(f)
providing that an Option may be transferred or assigned other than for normal estate settlement purposes;

(g)
providing for the addition of additional categories of Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis;

(h)
that requires the approval of shareholders pursuant to Section 10.12(7) of the NEO Exchange Listing Manual; or

(i)
providing for the deletion or reduction of the range of amendments which require the approval of shareholders of the Corporation as set out in this Section 22.

23.
No Financial Assistance

The Corporation shall not provide financial assistance to Participants in connection with the Plan.
24.
Currency

All references in the Plan to currency refer to Canadian dollars.
25.
Governing Law

The Plan, and any and all determinations made and actions taken in connection with the Plan, shall be governed by and construed in accordance with the laws of the province of Ontario and the laws of Canada applicable therein.

26.
California Provisions

Notwithstanding any provisions contained in the Plan to the contrary and to the extent required by applicable U.S. state corporate laws, U.S. federal and state securities laws, the Code, and the applicable laws of any jurisdiction in which Options are granted under the Plan, the following terms shall apply to all such Options granted to residents of the State of California, until such time as the Board amends this Section 26 or the Board otherwise provides:
(a)
Unless otherwise determined by the Board, Options may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than as permitted by Rule 701 of the U.S. Securities Act or as otherwise provided in the Plan.

(b)
If a Participant ceases to be an eligible person entitled to participate in the Plan as a result of the Participant’s disability, as such term is defined in Code Section 22(e)(3), the Participant may exercise his or her Option within such period of time as specified in the Option Agreement, which shall not be less than six months following the date of the Participant’s termination, to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement).

(c)
If a Participant dies while an eligible person entitled to participate in the Plan, the Option may be exercised within such period of time as specified in the Option Agreement, which shall not be less than six months following the date of the Participant’s death, to the extent the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement) by the Participant’s designated beneficiary, personal representative, or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(d)
If a Participant ceases to be an eligible person entitled to participate in the Plan by reason other than death, disability, termination for Cause, pursuant to the terms of the Plan, pursuant to the terms of a contract of employment or pursuant to the terms of the Option Agreement, such Participant may exercise his or her Option within such period of time as specified in the Option Agreement, which shall not be less than 30 days following the date of the Participant’s termination, to the extent that the Option is vested on the date of such termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement).

(e)
All Options must be granted within ten years from the date of adoption of the Plan or the date the Plan is approved by the shareholders of the Corporation, whichever is earlier.

(f)
In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spinoff, combination, repurchase, or exchange of Shares or other securities of the Corporation, or other change in the corporate structure of the Corporation affecting the Shares occurs, the Board, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Option.

(g)
The Corporation shall furnish summary financial information (audited or unaudited) of the Corporation’s financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each Participant in California during the period such Participant has one or more Options outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Corporation shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Corporation assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the U.S. Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701 of the U.S. Securities Act.

(h)
The Plan or any increase in the maximum aggregate number of Shares issuable thereunder as provided in Section 3 (the “Authorized Shares”) shall be approved by a majority of the outstanding securities of the Corporation entitled to vote by the later of (i) within twelve (12) months before or after the date of adoption of the Plan by the Board or (ii) prior to or within 12 months of the first issuance of any security pursuant to the Plan in the State of California. Shares issued prior to security holder approval of the Plan or in excess of the Authorized Shares previously approved by the security holders shall become exercisable no earlier than the date of shareholder approval of the Plan or such increase in the Authorized Shares, as the case may be, and such issuance of the Shares shall be rescinded if such security holder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, a “foreign private issuer”, as defined by Rule 3b-4 of the ~~United States Securities~~U.S. Exchange Act ~~of 1934~~, as amended shall not be required to comply with this paragraph provided that the aggregate number of persons in California granted options under all Share Compensation Arrangements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

27.
Subject to Approval

The Plan is adopted subject to the approval of the NEO Exchange, any other required regulatory approval and the approval of the shareholders of the Corporation in accordance with the polices of the NEO Exchange. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect. The Plan shall become effective upon the later of the date of acceptance for filing of the Plan by the NEO Exchange and the date of approval of the Plan by the shareholders of the Corporation.
28.
Compensation Recoupment Policy

Any granting of Options under the Plan, the exercise of Options and the issuance of Shares are subject to the Compensation Recoupment Policy of the Corporation.
29.
Section 16 of the U.S. Exchange Act

Awards granted to Participants who are subject to Section 16 of the U.S. Exchange Act must be approved by two or more “non-employee directors” (as defined in U.S. Exchange Act Rule 16b-3).
30.
Special Provisions Applicable to U.S. Participants

(a)
This Section 30 shall only apply to a Participant who is a U.S. citizen, U.S. permanent resident or U.S. tax resident or a Participant for whom a benefit under the Plan would otherwise be subject to U.S. taxation under the Code, and the rulings and regulations in effect thereunder (a “U.S. Participant),

(b)
Options issued to U.S. Participants are intended to be exempt from Section 409A of the Code pursuant to U.S. Treasury Regulation Section 1.409A-1(b)(5)(i)(A) (“Nonstatutory Stock Options”) or Section 1.409A-1(b)(5)(ii), and such Options will be construed and administered accordingly.

(c)
Nonstatutory Stock Options may be issued to U.S. Participants under the Plan only if the Shares with respect to the Options qualify as “service recipient stock” as defined in U.S. Treasury Regulation Section 1.409A-1(b)(5)(iii).

(d)
No Option shall be granted to a U.S. Participant unless the Exercise Price of such Option shall be not less than 100% of the fair market value of a Share on the date of grant of such Option (as determined by the Administrators in a manner that satisfies the requirements of U.S. Treasury Regulation 1.409A-1(b)(5)(iv)) or, in the case of an ISO, as determined by the Administrators in a manner that satisfies Section 422 of the Code.

(e)
Notwithstanding Section 10 of the Plan, the expiry date for any Nonstatutory Stock Option shall not be extended to the extent such extension would cause the Option to become subject to Section 409A of the Code.

(f)
Notwithstanding Section 14 of the Plan, no adjustment shall be made with respect to an Option if and to the extent such adjustment would cause the Option to become subject to Section 409A of the Code or violate Section 409A of the Code, unless the Administrators determine that such adjustment shall be made notwithstanding such result.

(g)
Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such Participant in connection with the Plan (including any taxes and penalties under U.S. Code Section 409A), and neither the Corporation nor any affiliate shall have any obligation to indemnify or otherwise hold such Participant or beneficiary or the Participant’s estate harmless from any or all such taxes or penalties.

(h)
All provisions of the Plan shall continue to apply to a U.S. Participant, except to the extent that they have been specifically modified by this Section 30.

Schedule “C”
PR Plan

MIND MEDICINE (MINDMED) INC.
~~(formerly Broadway Gold Mining Ltd.)~~
PERFORMANCE AND RESTRICTED SHARE UNIT PLAN
1.
PREAMBLE AND DEFINITIONS

1.1
Title and Conflict.

The Plan described in this document shall be called the “Performance and Restricted Share Unit Plan”.
In the event of any conflict or inconsistency between the Plan described in this document and the Award Agreement (as defined below), the terms and conditions of the Award Agreement shall prevail.
The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario.
1.2
Purpose of the Plan.

The purposes of the Plan are:
(i)
to promote a significant alignment between employees and directors of the Corporation and its Subsidiaries and the growth objectives of the Corporation and its Subsidiaries;

(ii)
to associate a portion of participating employees’ and directors’ compensation with the performance of the Corporation and its Subsidiaries over the long term; and

(iii)
to attract and retain critical personnel to drive the business success of the Corporation and its participating Subsidiaries

1.3 Definitions.
1.3.1
“Account” has the meaning set out in Section 5.1.

1.3.2
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities and tax legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and Stock Exchange Rules.

1.3.3
“Award Agreement” means the written or electronic agreement between the Corporation and a Participant under which the terms of an award are established, as contemplated by Section 4.1, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan.

1.3.4
“Award Date” means the effective date of a grant of PSUs or RSUs, as applicable, to a Participant as stated in the applicable Award Agreement.

1.3.5
“Award PSUs” means the number of PSUs awarded to a Participant in respect of a Performance Period and as stated in the applicable Award Agreement.

1.3.6
“Award RSUs” means the number of RSUs awarded to a Participant as stated in the applicable Award Agreement.

1.3.7
“Award Value” means the value, in dollars, of an award made to a Participant and as stated in the applicable Award Agreement, which is provided under the Plan in the form of PSUs or RSUs, as the case may be.

1.3.8
“Board” means the Board of Directors of the Corporation.

1.3.9
“Change in Control” means, the occurrence of any of the following, in one transaction or a series of related transactions:

(i)
the acquisition by any person or persons acting jointly or in concert (as determined by the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Corporation that, together with all other voting securities of the Corporation held by such person or persons, constitute in the aggregate more than 50% of the voting power attached to all outstanding voting securities of the Corporation;

(ii)
an amalgamation, arrangement, consolidation, share exchange or other form of business combination of the Corporation with another entity that results in the holders of voting securities of that other entity holding, in the aggregate, more than 50% of the voting power attached to all outstanding voting securities of the entity resulting from the business combination;

(iii)
the sale, lease or exchange of all or substantially all of the property of the Corporation or any of its Subsidiaries to another person, other than in the ordinary course of business of the Corporation and other than such sale, lease or exchange to a wholly-owned subsidiary of the Corporation;

(iv)
the liquidation or dissolution of the Corporation; or

(v)
any other transaction that is deemed by the Board in its sole discretion to be a “Change in Control” for the purposes of the Plan.

1.3.10
“Corporation” means Mind Medicine (MindMed) Inc. (formerly Broadway Gold Mining Ltd.) and any successor corporation whether by amalgamation, merger or otherwise.

1.3.11
“Disability” means a physical or mental incapacity of the Participant that has prevented the Participant from performing the duties customarily assigned to the Participant for 180 calendar days, whether or not consecutive, out of any 12 consecutive months and that in the opinion of the Corporation, acting on the basis of advice from a duly qualified medical practitioner, is likely to continue to a similar degree.

1.3.12
“Dividend Equivalent Units” has the meaning set out in Section 5.2.

1.3.13
“Insider” means a Participant who is (a) an insider of the Corporation as defined in the Securities Act (Ontario) and (b) an associate (as defined in the Securities Act (Ontario)) of any person who is an insider by virtue of (a).

1.3.14
“Market Value” at any date in respect of the Shares means the volume weighted average trading price of such Shares on the NEO Exchange (or, if such Shares are not then listed and posted for trading on the NEO Exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Value shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days on which Shares did not trade and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole discretion.

1.3.15
“Multiple Voting Shares” means the multiple voting shares of the Corporation, each of which carries 100 votes and is convertible, in certain limited circumstances, into 100 Subordinate Voting Shares;

1.3.16
“NEO Exchange” means Neo Exchange Inc.

1.3.17
“Participant” means such directors, officers and employees of the Corporation or any Subsidiary as the Board may designate to receive a grant of PSUs or RSUs under the Plan pursuant to an Award Agreement.

1.3.18
“Performance Adjustment Factor” means the performance adjustment factor (either upwards or downwards) calculated following the end of the Performance Period in accordance with the Award Agreement.

1.3.19
“Performance Criteria” means, in respect of a grant of a PSU, such financial and/or personal performance criteria as may be determined by the Board in respect of a grant of PSUs to any Participant and set out in an Award Agreement. Performance Criteria may apply to the Corporation, a Subsidiary, the Corporation and its Subsidiaries as a whole, a business unit of the Corporation or group comprised of the Corporation and one or more Subsidiaries, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified Performance Period, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparator group.

1.3.20
“Performance Period” means, in respect of a grant of a PSU, the particular designated time period(s) in respect of which the Performance Criteria are assessed and determined to be satisfied by the Board in order for such PSU to become a Vested PSU as set forth in the Award Agreement applicable to such grant.

1.3.21
“Period of Absence” means, with respect to a Participant, a period of time that lasts for at least 90 days throughout which the Participant is: (i) on a leave of absence from the Corporation or a Subsidiary that has been approved by the Corporation or Subsidiary, as applicable; (ii) on a Statutory Leave; or (ii) experiencing a Disability.

1.3.22
“Plan” means this Performance and Restricted Share Unit Plan, including any schedules or appendices hereto, as such may be amended from time to time and as attached to an Award Agreement.

1.3.23
“PSU Balance” in respect of any particular date means the number of PSUs recorded in a Participant’s Account in respect of a particular Performance Period, which shall include the PSU Award plus all Dividend Equivalent Units in respect of such PSUs.

1.3.24
“PSU” means a Performance Share Unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, subject to the attainment of certain Performance Criteria and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board.

1.3.25
“RSU” means a Restricted Share Unit granted to a Participant that is represented by a bookkeeping entry on the books of the Corporation, the value of which on any particular date shall be equal to the Market Value and which generally becomes Vested, if at all, following a period of continuous employment of the Participant with the Corporation or a Subsidiary or service as a director.

1.3.26
“RSU Balance” in respect of any particular date means the number of RSUs recorded in a Participant’s Account in respect of a particular Vesting Period, which shall include the RSU Award plus all Dividend Equivalent Units in respect of such RSUs.

1.3.27
“Service Provider” means a person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation.

1.3.28
“Share” means the subordinate voting shares of the Corporation.

1.3.29
“Share Compensation Arrangement” means, in respect of the Corporation, a stock option, stock option plan, employee stock purchase plan, performance share unit plan, restricted share unit plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to directors, officers or employees of the Corporation or its Subsidiaries or to Service Providers.

1.3.30
“Statutory Leave” means, with respect to a Participant, a period of time throughout which the Participant is on a leave of absence to which he or she is entitled under applicable legislation and following which he or she has the right, pursuant to such legislation, to return to active employment with the Corporation or a Subsidiary.

1.3.31
“Stock Exchange” means the NEO Exchange, or if the Shares are not listed on the NEO Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market.

1.3.32
“Stock Exchange Rules” means the applicable rules of the Stock Exchange.

1.3.33
“Subsidiary” has the meaning assigned therein in the Securities Act (Ontario) and “Subsidiaries” has a corresponding meaning but including unincorporated entities.

1.3.34
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.3.35
“U.S. Award Holder” shall mean any holder of Award PSUs or Award RSUs who is a “U.S. person” (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or who is holding or exercising Award PSUs or Award RSUs in the United States.

1.3.36
“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.3.37
“Vested” means the applicable conditions for payment or other settlement in relation to a whole number, or a percentage (which may be more or less than 100%) of the number of Award PSUs or Award RSUs determined by the Board, which (i) have been met; or (ii) have been waived or deemed to be met pursuant to the terms of the Plan or the applicable Award Agreement, and “Vest” or “Vesting” have a corresponding meaning

1.3.38
“Vesting Date” means, with respect to a PSU or RSU, the date, as set forth in the Award Agreement, on which the applicable conditions for payment or other settlement of such PSU or RSU are met, deemed to have been met or waived as contemplated in Section 1.3.37.

2.
CONSTRUCTION AND INTERPRETATION

2.1
Gender, Singular, Plural.   In the Plan, references to the masculine include the feminine; and references to the-singular shall include the plural and vice versa, as the context shall require.

2.2
Governing Law.   The Plan shall be governed and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

2.3
Severability.   If any provision or part of the Plan is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.4
Headings, Sections.   Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

3.
EFFECTIVE DATE AND EMPLOYMENT RIGHTS

3.1
Effective Date.   The Plan is adopted subject to the approval of the NEO Exchange, any other required regulatory approval and the approval of the shareholders of the Corporation in accordance with the polices of the NEO Exchange. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect. The Plan shall become effective upon the later of the date of acceptance for filing of the Plan by the NEO Exchange and the date of approval of the Plan by the shareholders of the Corporation.

3.2
No Employment Rights.   Nothing contained in the Plan shall be deemed to give any person the right to be retained as an employee of the Corporation or of a Subsidiary. For greater certainty, a period of notice, if any, or payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall not be considered as extending the period of employment for the purposes of the Plan.

4.
PSU AND RSU GRANTS AND PERFORMANCE PERIODS

4.1
Awards of PSUs and RSUs.   The Plan shall be administered by the Board. The Board shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, subject to and not inconsistent with the express provisions of this Plan, including, without limitation, the authority to:

4.1.1
determine the Award Value and/or the number of PSUs or RSUs to be awarded for each award under an Award Agreement;

4.1.2
make grants of PSUs and RSUs in respect of any award under an Award Agreement, provided that: (i) no Award will be granted during a blackout period or other trading restriction imposed by the Corporation or at any other time when the Board or the Corporation has any undisclosed material information; and (ii) PSUs shall not be awarded to non-employee directors of the Corporation.

4.1.3
determine the Award Date for grants of PSUs and RSUs, if not the date on which the Board determines to make such grants under an Award Agreement;

4.1.4
determine the Participants to whom, and the time or times at which, awards shall be made and PSUs and RSUs shall be granted under an Award Agreement;

4.1.5
approve or authorize the applicable form and terms of the related Award Agreements;

4.1.6
determine the terms and conditions of awards, and grants of PSUs and RSUs in respect thereof, to any Participant, including, without limitation the following, (A) the number of PSUs and RSUs to be granted; (B) the Performance Period(s) applicable to PSUs; (C) the Performance Criteria applicable to PSUs and any other conditions to the Vesting of any PSUs and RSUs granted hereunder; (D) the conditions, if any, upon which Vesting of any PSUs or RSUs will be waived or accelerated without any further action by the Board; (E) the extent to which the Performance Criteria must be achieved in order for any PSUs to become Vested PSUs and the Performance Adjustment Factor or other multiplier, if any, that will be applied to determine the number of PSUs that become Vested PSUs having regard to the achievement of the Performance Criteria; (F) the circumstances in which a PSU or RSU shall be forfeited, cancelled or expire;

(G) the consequences of a termination of employment or service with respect to a PSU or RSU; (H) the manner of settlement of Vested PSUs and Vested RSUs, including whether particular Vested PSUs or Vested RSUs will be settled in cash or Shares issued from treasury; and (I) whether and the terms upon which any Shares delivered upon settlement of a PSU or RSU must continue to be held by a Participant for any specified period;
4.1.7
determine whether, and the extent to which, any Performance Criteria applicable to the Vesting of a PSU or other conditions applicable to the Vesting of a PSU or RSU have been satisfied or shall be waived or modified;

4.1.8
amend the terms of any outstanding Award Agreement provided, however, that no such amendment, shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding PSU or RSU related to such Award Agreement without his or her consent in writing and provided further, however, that the Board may amend the terms of an Award Agreement without the consent of the Participant if complying with Applicable Law;

4.1.9
determine whether, and the extent to which, adjustments shall be made pursuant to Section 5.3 and the terms of any such adjustments;

4.1.10
interpret the Plan and Award Agreements;

4.1.11
prescribe, amend and rescind such rules and regulations and make all determinations necessary or desirable for the administration and interpretation of the Plan and Award Agreements;

4.1.12
determine the terms and provisions of Award Agreements (which need not be identical) entered into in respect of awards hereunder;

4.1.13
in the event there is any question as to whether a Change in Control has occurred in any circumstances, determine whether a Change in Control has occurred; and

4.1.14
make all other determinations deemed necessary or advisable for the administration of the Plan.

4.2
Eligibility and Award Determination.

4.2.1
In determining the Participants to whom awards may be made and the Award Value (and accordingly the number of PSUs and RSUs to be granted) for each award, or the specific number of PSUs or RSUs to be awarded (subject, in the case of PSUs, to adjustment based on achievement of Performance Criteria), the Board may take into account such factors as it shall determine in its sole and absolute discretion.

4.2.2
Unless the Board determines to grant a Participant a specific number of PSUs without specifying an Award Value, the PSUs granted to a Participant for a Performance Period shall be determined by dividing the Award Value determined for the Participant for such Performance Period by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.3
Unless the Board determines to grant a Participant a specific number of RSUs without specifying an Award Value, the RSUs granted to a Participant shall be determined by dividing the Award Value of an award to be provided to the Participant in the form of RSUs by the Market Value (with currency conversion if necessary) as at the end of the calendar quarter immediately preceding the Award Date, rounded down to the next whole number.

4.2.4
For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section, the Board’s decision to approve a grant of PSUs in any Performance Period, or any grant of RSUs, shall not entitle any Participant to an award of PSUs in respect of any other Performance Period or any future grant of RSUs; nor shall the Board’s decision with respect to the size or terms and conditions of an award require it to approve an award of the same or similar size or with the same or similar terms and conditions to any Participant at any other time. No Participant has any claim or right to receive an award or any PSUs or RSUs.

4.2.5
An Award Agreement shall set forth, among other things, the following: the Award Date of the award evidenced thereby; the number of PSUs or RSUs, as applicable, granted in respect of such award; the Performance Criteria and the Performance Adjustment Factor applicable to PSUs and any other conditions to the Vesting of the PSUs or RSUs, as applicable; in the case of PSUs, the applicable Performance Period; and may specify such other terms and conditions as the Board shall determine or as shall be required under any other provision of the Plan. The Board may include in an Award Agreement terms or conditions pertaining to confidentiality of information relating to the Corporation’s operations or businesses which must be complied with by a Participant including as a condition of the grant or Vesting of PSUs or RSUs, provided that failure to include such confidentiality provision in an Award Agreement shall not excuse a Participant’s confidentiality obligations pursuant to any employment contract, corporate policy or statutory obligation applicable to such Participant.
4.2.6
The Board shall not grant Award PSUs and Award RSUs to residents of the United States unless such awards and the Shares issuable upon settlement thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.

4.3
PSUs and RSUs.   Each whole PSU and RSU will give a Participant the right to receive either a Share or a cash payment, as determined by the Board, in an amount determined in accordance with the terms of the Plan and the applicable Award Agreement. For greater certainty, a Participant shall have no right to receive Shares or a cash payment with respect to any PSUs or RSUs that do not become Vested PSUs or Vested RSUs, as the case may be, under Article 7.

5.
ACCOUNTS, DIVIDEND EQUIVALENTS AND REORGANIZATION

5.1
Account.   An account (“Account”) shall be maintained by the Corporation for each award made to each Participant pursuant to an Award Agreement and which will be credited with an opening balance equal to the Award PSUs and/or Award RSUs granted pursuant to such Award Agreement. PSUs or RSUs that fail to vest pursuant to Article 7, or that are paid out to the Participant or his legal representative, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such PSUs or RSUs, as applicable, are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2
Dividend Equivalent Units.   When and if cash dividends are paid on the Shares during the period from the Award Date under the Award Agreement to the date of settlement of the PSUs or RSUs granted thereunder, additional PSUs or RSUs, as applicable, will be credited to the Participant’s Account in accordance with this Section 5.2 (“Dividend Equivalent Units”). The number of such additional PSUs or RSUs to be credited to the Participant’s Account in respect of any particular dividend paid on the Shares will be calculated by dividing (i) the amount of the cash dividend that would have been paid to the Participant if each of the PSUs and RSUs recorded in the Participant’s Account (but for greater certainty not including any previous Dividend Equivalent Units received and recorded) as at the record date for the cash dividend had been Shares by (ii) the Market Value (with currency conversion if necessary) on the date on which the dividend is paid on the Shares, rounded down to the next whole number. Dividend Equivalent Units shall be subject to the same Vesting conditions and shall Vest and be paid at the same time as the PSUs or RSUs, as applicable, to which they relate.

5.3
Adjustments.   In the event of any stock dividend, stock split, combination or exchange of shares, capital reorganization, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other similar changes affecting the Shares, proportionate adjustments to reflect such change or changes shall be made with respect to the number of PSUs and RSUs outstanding under the Plan, or securities into which the Shares are changed or are convertible or exchangeable and as may be substituted for Shares under this Plan, on a basis proportionate to the number of PSUs and RSUs in the Participant’s Account or some other appropriate basis, all as determined by the Board in its sole discretion.

6.
PAYMENT OF AWARDS BY TREASURY ISSUANCES

6.1
Maximum Number of Shares Issuable from Treasury.   The aggregate number of Shares that are issuable under the Plan to pay awards which have been granted and are outstanding under the Plan, together with Shares that are issuable pursuant to outstanding awards or grants under any other Share Compensation Arrangement, shall not at any time exceed ~~10~~15% of the Shares then issued and outstanding, subject to adjustment as provided in Section 5.3 above to give effect to any relevant changes in the capitalization of the Corporation, and provided that for the purpose of such calculation, the number of Shares then issued and outstanding shall include the number of Shares issuable upon conversion of the then issued and outstanding Multiple Voting Shares. Shares in respect of which Awards have been granted but which are: (i) vested and redeemed; or (ii) forfeited, surrendered, cancelled or otherwise terminated or expire without the delivery of Shares shall be available for subsequent Awards. In addition, the number of Shares subject to an Award (or portion thereof) that the Corporation permits to be settled in cash in lieu of settlement in Shares shall be available for subsequent Awards.

6.2
Issuances of Shares from Treasury.   All issuances of Shares from treasury to pay awards as contemplated by Section 7.4 shall be deemed to be issued at a price per Share equal to the Market Value on the date of issuance.

6.3
Participation Limits.   Awards under the Plan shall be limited as follows:

6.3.1
the total number of Shares reserved for issuance to Insiders (as a group) under the Plan, together with Shares reserved for issuance to Insiders under any other Share Compensation Arrangement, shall not at any time exceed 10% of the issued and outstanding Shares, provided that for the purpose of such calculation, the number of Shares issued and outstanding shall include the number of Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares;

6.3.2
within any one-year period the aggregate number of Shares issued to Insiders (as a group) pursuant to the Plan and any other Share Compensation Arrangement shall not exceed 10% of the issued and outstanding Shares, provided that for the purpose of such calculation, the number of Shares issued and outstanding shall include the number of Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares;

6.3.3
the maximum aggregate grant date fair value using the Black-Scholes-Merton valuation model of awards under the Plan, together with awards or grants under any other Share Compensation Arrangement, to any non-employee director of the Corporation in any fiscal year of the Corporation shall not exceed $150,000; and

6.3.4
no award under the Plan may be made to any non-employee director if such award could result, together with awards or grants then outstanding under the Plan and any other Share Compensation Arrangement, in the issuance to non-employee directors as a group of a number of Shares exceeding 1% of the Shares issued and outstanding immediately prior to any such Share issuance, provided that for the purpose of such calculation, the number of Shares issued and outstanding shall include the number of Shares issuable upon conversion of the issued and outstanding Multiple Voting Shares.

7.
VESTING AND PAYMENT OF AWARDS

7.1
Vesting of PSUs.   Upon the first day immediately following the end of the Performance Period, PSUs represented by the PSU Balance as at such date shall Vest subject to the terms hereof, with the number of Vested PSUs being equal to the PSU Balance as at such date multiplied by the Performance Adjustment Factor as determined by the Board in accordance with the Award Agreement. For certainty, in the event the Performance Adjustment Factor is equal to zero, no PSUs will vest. Except where the context requires otherwise, each PSU which vests pursuant to Article 7 and each Dividend Equivalent Unit credited in respect of such PSUs after the Performance Period and prior to the date of settlement shall be referred to herein as a Vested PSU. PSUs which do not become Vested PSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such PSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.1.

7.2
Performance Criteria.   The PSUs granted to a Participant under an Award Agreement and Section 4.1 (and the related Dividend Equivalent Units credited in respect of such PSUs) shall become Vested PSUs only upon the Board’s determination with respect to the Performance Adjustment Factor in accordance with the Award Agreement applicable to such PSUs or have been waived in accordance with Section 4.1.7.

7.3
Vesting of RSUs.   Upon the Vesting Date(s) specified in the applicable Award Agreement the RSUs comprising a Participant’s RSU Balance shall Vest in such proportion as may be determined in accordance with such Award Agreement. Except where the context requires otherwise, each RSU which vests pursuant to Article 7 and each Dividend Equivalent Unit credited in respect of such RSU after its Vesting Date and prior to the date of settlement shall be referred to herein as a Vested RSU. RSUs which do not become Vested RSUs in accordance with this Article 7 shall be forfeited by the Participant and the Participant will have no further right, title or interest in such RSUs. The Participant waives any and all right to compensation or damages in consequence of the termination of employment (whether lawfully or unlawfully) or otherwise for any reason whatsoever insofar as those rights arise or may arise from the Participant ceasing to have rights or be entitled to receive any Shares or cash payment under the Plan pursuant to this Section 7.3.

7.4
Payment in Shares.   In the event that a Participant’s Vested PSUs or Vested RSUs have been designated by the Board for settlement in Shares issued from treasury, the Participant or his legal representative, as applicable, shall receive a number of Shares equal to the number of Vested PSUs or Vested RSUs, as the case may be, credited to the Participant’s Account (rounded down to the nearest whole number of Shares). In such event, such Shares shall be distributed to the Participant or his legal representative, as applicable, as soon as practicable following the applicable Vesting Date. For purposes of clarity of the intent to comply with certain Canadian tax rules, in no event shall the payment be made later than December 31 of the third calendar year following the year in which the services giving rise to the award of PSUs or RSUs were rendered. No Participant who is resident in the United States may receive Shares upon settlement of Vested PSUs or Vested RSUs unless the Shares to be issued upon such settlement are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.
7.5
Payment in Cash.   In the event that a Participant’s Vested PSUs or Vested RSUs have not been designated by the Board for settlement in Shares issued from treasury, the Participant or his legal representative, as applicable, shall receive a cash payment equal to: (i) in the case of PSUs, the Market Value determined as of the last day of the Performance Period multiplied by the number of Vested PSUs credited to his PSU Account as determined in accordance with Section 7.1 (rounded down to the nearest whole number of PSUs); and (ii) in the case of RSUs, the Market Value determined as of the Vesting Date of such RSUs multiplied by the number of Vested RSUs credited to his RSU Account as determined in accordance with Section 7.3 (rounded down to the nearest whole number of RSUs). Subject to Section 10.9, the cash payment shall be made to the Participant or his legal representative, as applicable, in a single lump sum as soon as practicable following the applicable Vesting Date. For purposes of clarity of the intent to comply with certain Canadian tax rules, in no event shall the payment be made later than December 31 of the third calendar year following the year in which the services giving rise to the award of PSUs or RSUs were rendered.

7.6
Death. Period of Absence.

7.6.1
Death.   Where the employment or service as a director of a Participant terminates during a Performance Period in the case of PSUs or prior to a Vesting Date in the case of RSUs by reason of the Participant’s death: (i) the PSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall continue to be eligible to become Vested PSUs in accordance with Sections 7.1 and 7.2; and (ii) the RSUs credited to the Participant’s Account as at December 31 of the year immediately preceding the Participant’s date of death shall Vest as of the Participant’s date of death. The estate of the Participant shall be entitled to receive cash or Shares (or a combination thereof) as specified by the Board determined in accordance with Sections 7.4 or 7.5. For greater clarity, the number of Vested PSUs used to calculate the value of the payment shall equal the number of Vested PSUs determined in accordance with Sections 7.1 and 7.2 as at December 31 of the year immediately preceding the Participant’s date of death.

7.6.2
Period of Absence.   In the event of a Participant’s Period of Absence during a Performance Period for PSUs or prior to a Vesting Date for RSUs and subject to this Section 7.6.2 and Section 7.6.4, PSUs and RSUs credited to the Participant’s Account immediately prior to the commencement of such Period of Absence (and any related Dividend Equivalent PSUs and RSUs) shall continue to be eligible to become Vested in accordance with the provisions of Sections 7.1 and 7.3 and the Participant shall be entitled to receive cash or Shares (or a combination thereof) as specified by the Board in respect of such Vested PSUs and Vested RSUs determined in accordance with Sections 7.4 or 7.5, as applicable, except that the number of Vested PSUs and Vested RSUs used to calculate the value of the payment shall equal the number of Vested PSUs or Vested RSUs, as applicable determined in accordance with Section 7.1 and 7.3 multiplied by a fraction, (i) in the case of PSUs, the numerator of which equals the number of whole and partial months in the Performance Period for which the Participant actively performed services for the Corporation or a Subsidiary and the denominator of which equals the number of whole and partial months in the Performance Period; and (ii) in the case of RSUs, the numerator of which equals the number of whole and partial months in the period from the Award Date to the Vesting Date of such RSUs for which the Participant actively performed services for the Corporation or a Subsidiary and the denominator of which equals the number of whole and partial months in the period from the Award Date to the Vesting Date of such RSUs.

7.6.3
No Additional Grants.   For greater clarity, no additional PSUs or RSUs (whether pursuant to Section 4.1 or in the form of Dividend Equivalent Units) shall be granted to a Participant following his or her date of death or during his or her Period of Absence, including following his or her date of Disability.

7.6.4
Failure to Return.   Notwithstanding Section 7.6.2, where a Participant experiences a Period of Absence that extends beyond the end of a Performance Period for PSUs or a Vesting Date for RSUs and fails to return to active full-time employment with the Corporation or a Subsidiary within 180 days following the end of such Performance Period or such Vesting Date, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise.

7.7
Other Terminations of Employment.   Except as otherwise provided in the Award Agreement governing the grant of PSUs or RSUs to a Participant or a written employment or other agreement between the Participant and the Corporation or any Subsidiary, in the event that, during a Performance Period with respect to PSUs or prior to a Vesting Date with respect to RSUs, (i) the Participant’s employment or service as a director is terminated by the Corporation or a Subsidiary of the Corporation for any reason, or (ii) a Participant voluntarily terminates his employment with the Corporation or a Subsidiary of the Corporation or service as a director, including due to retirement, no portion of the PSUs subject to such Performance Period or RSUs that would otherwise Vest on such Vesting Date shall Vest and the Participant shall receive no payment or other compensation in respect of such PSUs or RSUs or loss thereof, on account of damages or otherwise; provided that any Vested PSUs and Vested RSUs will be settled in accordance with Sections 7.4 and 7.5.
7.8
Change in Control.   Notwithstanding any other provision of the Plan, but subject to the terms of any Award Agreement or any employment agreement between the Participant and the Corporation or any Subsidiary, in the event of a Change in Control, all PSUs and RSUs credited to each Account (including for greater certainty Dividend Equivalent Units) which have not become Vested PSUs or Vested RSUs, shall become Vested PSUs and Vested RSUs on the basis of one PSU becoming one Vested PSU and one RSU becoming one Vested RSU, as at the time of Change in Control (unless otherwise determined by the Board). As soon as practicable following a Change in Control each Participant shall, at the discretion of the Board, receive in cash or in Shares (or a combination thereof) a payment equal to the number of such Vested PSUs and Vested RSUs (as determined pursuant to this Section 7.8) credited to the Participant’s Account at the time of the Change in Control (rounded down to the nearest whole number of Vested PSUs and Vested RSUs) multiplied by the price at which the Shares are valued for the purpose of the transaction or series of transactions giving rise to the Change in Control, or if there is no such transaction or transactions at the Market Value on the date of the Change in Control, less any statutory withholdings or deductions. Notwithstanding the foregoing, where a Change in Control occurs and no Shares are distributed and no cash payments are made to a Participant within 30 days following the Change in Control, the Corporation shall cease to have the discretion to provide the Participant with Shares and shall be required to pay (or cause a Subsidiary to pay) to the Participant in respect of his Vested PSUs and Vested RSUs and Dividend Equivalent Units in cash the amount determined in accordance with the payment formula set out above.

8.
COMPLIANCE WITH U.S. LAWS

8.1
Neither the awards granted hereunder nor the securities which may be acquired pursuant to the settlement of such awards have been registered under the U.S. Securities Act or under any securities law of any state of the United States and are considered “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act) and any Shares issued to U.S. Award Holder shall be affixed with an applicable restrictive legend as set forth in the Award Agreement. The awards may not be offered, sold pledged or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or pursuant to available exemptions therefrom, and the Corporation has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the awards granted hereunder or the securities underlying such awards, which could result in such U.S. Award Holder not being able to dispose of any Shares issued upon settlement of Awards for a considerable length of time. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an award pursuant to this Plan in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

8.2
Notwithstanding any provisions contained in the Plan to the contrary and to the extent required by applicable U.S. state corporate laws, U.S. federal and state securities laws, the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable laws of any jurisdiction in which awards are granted under the Plan, the following terms shall apply to all such awards granted to residents of the State of California, until such time as the Board amends this Section 8.2 or the Board otherwise provides:

(A)
Unless determined otherwise by the Board, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution. If the Board makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution, (iii) to a revocable trust, or (iv) as permitted by Rule 701 of the U.S. Securities Act.

(B)
All Shares issuable under the Plan must be issued within ten years from the date of adoption of the Plan or the date the Plan is approved by the shareholders of the Corporation, whichever is earlier.

(C)
In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spinoff, combination, repurchase, or exchange of Shares or other securities of the Corporation, or other change in the corporate structure of the Corporation affecting the Shares occurs, the Board, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Vested award.
(D)
The Corporation shall furnish summary financial information (audited or unaudited) of the Corporation’s financial condition and results of operations, consistent with the requirements of applicable law, at least annually to each Participant in California during the period such Participant has one or more award outstanding, and in the case of an individual who acquired Shares pursuant to the Plan, during the period such Participant owns such Shares; provided, however, the Corporation shall not be required to provide such information if (i) the issuance is limited to key persons whose duties in connection with the Corporation assure their access to equivalent information or (ii) the Plan or any agreement complies with all conditions of Rule 701 of the U.S. Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701 of the U.S. Securities Act.

(E)
The Plan or any increase in the maximum aggregate number of Shares issuable thereunder as provided in Section 6.1 (the “Authorized Shares”) shall be approved by a majority of the outstanding securities of the Corporation entitled to vote by the later of (i) within twelve (12) months before or after the date of adoption of the Plan by the Board or (ii) prior to or within 12 months of the first issuance of any security pursuant to the Plan in the State of California. Any Shares issued pursuant to this Plan prior to shareholder approval of the Plan or in excess of the Authorized Shares previously approved by the shareholders shall be rescinded if such shareholder approval is not received in the manner described in the preceding sentence. Notwithstanding the foregoing, a “foreign private issuer”, as defined by Rule 3b-4 of the United States Securities Exchange Act of 1934, as amended shall not be required to comply with this paragraph provided that the aggregate number of persons in California granted options under all Share Compensation Arrangements and issued securities under all purchase and bonus plans and agreements does not exceed 35.

9.
CURRENCY

9.1
Currency.   All references in the Plan to currency refer to Canadian dollars.

10.
SHAREHOLDER RIGHTS

10.1
No Rights to Shares.   PSUs and RSUs are not Shares and neither the grant of PSUs or RSUs nor the fact that Shares may be acquired by, or provided from, the Corporation in satisfaction of Vested PSUs or Vested RSUs will entitle a Participant to any shareholder rights, including, without limitation, voting rights, dividend entitlement or rights on liquidation.

11.
ADMINISTRATION

11.1
Delegation and Administration.   The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee of the Board or any one or more directors, officers or employees of the Corporation and/or its Subsidiaries as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law.

11.2
Effects of Board’s Decision.   Any interpretation, rule, regulation, determination or other act of the Board hereunder shall be made in its sole discretion and shall be conclusively binding upon all persons.

11.3
Liability Limitation.   No member of the Board or any officer, director or employee of the Corporation or any Subsidiary shall be liable for any action or determination made in good faith pursuant to the Plan or any Award Agreement under the Plan. To the fullest extent permitted by law, the Corporation and its Subsidiaries shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Board or is or was an officer, director or employee of the Corporation or a Subsidiary.

11.4
Compliance with Laws and Policies.   The Corporation’s issuance of any PSUs and RSUs and its obligation to make any payments or discretion to provide any Shares hereunder is subject to compliance with Applicable Law. Each Participant shall acknowledge and agree (and shall be conclusively deemed to have so acknowledged and agreed by participating in the Plan) that the Participant will, at all times, act in strict compliance with Applicable Law and all other laws and any policies of the Corporation applicable to the Participant in connection with the Plan including, without limitation, furnishing to the Corporation all information and undertakings as may be required to permit compliance with Applicable Law. Such laws, regulations, rules and policies shall include, without limitation, those governing “insiders” or “reporting issuers” as those terms are construed for the purposes of Applicable Laws.

11.5
Withholdings.   So as to ensure that the Corporation or a Subsidiary, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, the Corporation, or a Subsidiary may withhold or cause to be withheld from any amount payable to a Participant, either under this Plan, or otherwise, such amount, or may require the sale of such number of Shares, as may be necessary to permit the Corporation or the Subsidiary, as applicable, to so comply.

11.6
No Additional Rights.   Neither designation of an employee as a Participant nor the establishment of an Award Value for or grant of any PSUs or RSUs to any Participant entitles any person to the establishment of an Award Value, grant, or any additional grant, as the case may be, of any PSUs or RSUs under the Plan.

11.7
Amendment, Termination.   The Plan may be amended or terminated at any time by the Board in whole or in part, provided that:

11.7.1
no amendment of the Plan shall, without the consent of the Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Participants with respect to PSUs or RSUs granted prior to the date of the amendment;

11.7.2
no amendment of the Plan shall be effective unless such amendment is approved by the Stock Exchange whose approval is required under Stock Exchange Rules; and

11.7.3
approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

11.7.3.1
amendment for which, under the requirements of the Stock Exchange or any applicable law, shareholder approval is required;

11.7.3.2
a reduction in pricing of an award under the Plan (other than an adjustment pursuant to Section 5.3) or the cancellation and reissuance of awards under the Plan;

11.7.3.3
extension of the term of an award under the Plan beyond the original expiry date of the award;

11.7.3.4
any amendment to remove or exceed the Insider participation limits set out in Sections 6.3.1 or 6.3.2;

11.7.3.5
any amendment to remove or exceed the limits on participation in the Plan by non-employee directors as set out in Sections 6.3.3 or 6.3.4;

11.7.3.6
an increase to the maximum number of Shares which may be issuable under the Plan, other than an adjustment pursuant to Section 5.3;

11.7.3.7
the addition of additional categories of Participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis;

11.7.3.8
allowance of awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes; or

11.7.3.9
amendment to this Section 11.7.

11.8
Administration Costs.   The Corporation will be responsible for all costs relating to the administration of the Plan. For greater certainty and unless otherwise determined by the Board, a Participant shall be responsible for brokerage fees and other administration or transaction costs relating to the transfer, sale or other disposition of Shares on behalf of the Participant that have been previously distributed to or provided to the Participant pursuant to the Plan.

11.9
Compliance with Section 409A of the U.S. Internal Revenue Code.   Notwithstanding any provision in this Plan or an Award Agreement to the contrary, to the extent a Participant is subject to taxation under the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), then any PSUs and RSUs awarded to such Participant shall be interpreted and administered so that any amount payable with respect to such awards shall be paid in a manner that is either exempt from or compliant with the requirements of Section 409A of the U.S. Tax Code and the applicable regulatory and other guidance issued thereunder (“Section 409A”). In furtherance of the foregoing, the Addendum attached hereto shall apply to U.S. Participants (as defined therein).

11.10
Compensation Recoupment Policy.   Any awarding of PSUs or RSUs under the Plan, the Vesting thereof and the settlement of Awards pursuant thereto are subject to the Compensation Recoupment Policy of the Corporation.

12.
NO FINANCIAL ASSISTANCE

12.1
No Financial Assistance.   The Corporation shall not provide financial assistance to Participants in connection with the Plan.

13.
ASSIGNMENT

13.1
Assignment.   The assignment or transfer of the PSUs or RSUs, or any other benefits under this Plan, shall not be permitted, other than by operation of law.

ADDENDUM
TO THE
MIND MEDICINE (MINDMED) INC.
(formerly Broadway Gold Mining Ltd.)
PERFORMANCE AND RESTRICTED SHARE UNIT PLAN
SPECIAL PROVISIONS FOR U.S. PARTICIPANTS
The provisions of this Addendum apply only to U.S. citizens, U.S. permanent residents or any other persons whose Award PSUs or Award RSUs are subject to U.S. Federal Income Tax (“U.S. Participants”) at the relevant time.
This Addendum modifies the Plan for U.S. Participants and where there is any conflict between the Plan and the terms of this Addendum, the terms of this Addendum shall prevail.
1. Title and Conflict	All Award PSUs and Award RSUs issued under the Plan to U.S. Participants are intended to be exempt from and avoid the penalties imposed by Section 409A, or any successor thereto, and all provisions hereunder shall be read, interpreted, and applied with that purpose in mind. The provisions of the Award Agreement applicable to any U.S. Participant ~~may be revised to address~~shall reflect this intention.
2. Definitions
“Change in Control”	“Change in Control” means a transaction described in Section 1.3.9 of the Plan, but only to the extent that such a transaction constitutes a “change in the ownership of a corporation, a change in the effective control of ~~the Corporation~~a corporation, or a change in the ownership of a substantial portion of ~~the~~a corporation’s assets ~~of the Corporation~~, as defined in ~~regulation~~U.S. Treasury Regulation Section 1.409A-3(i)(5) under Section 409A.
“Market Value”	“Market Value” shall have the meaning as to U.S. Participants as specified in Section 1.3.14 of the Plan.
“Section 409A”	“Section 409A” means section 409A of the U.S. Tax Code.
“Separation from Service”	“Separation from Service” means a “separation from service” for purposes of Section 409A(a)(2)(A)(i) of the U.S. Tax Code.
“Specified Employee”	“Specified Employee” means a “specified employee” as determined in a manner that complies with Section 409A(2)(B)(i) of the U.S. Tax Code.
“U.S. Tax Code”	“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations and guidance issued under it from time to time.
3. Payment	The Award Agreement shall state the Vesting Date. It is intended that the vesting conditions for the ~~Award~~award shall constitute a “substantial risk of forfeiture” within the meaning of Section 409A and that PSUs and RSUs will be exempt from Section 409A under U.S. Treasury Regulation section 1.409A-1(b)(4). Sections 7.4 and 7.5 and all other ~~provision~~provisions of the Plan shall be interpreted and administered such that RSUs and PSUs will be settled and paid out by March 15th of the calendar year following the calendar year in which such RSUs and PSUs are not, or are no longer, subject to a substantial risk of forfeiture. Further, for greater certainty, where a U.S. Participant experiences a Period of Absence as described in Section 7.6.4 of the Plan, PSUs and RSUs will be subject to forfeiture until the date that the U.S. Participant returns to active full-time employment within 180 days following the end of the Performance Period, or the Vesting Date for RSUs, as applicable.
However, to the extent that any PSU or RSU awarded would constitute “non-qualified deferred compensation” that is subject to Section 409A, then the following terms shall apply to such award:

Notwithstanding Sections 7.4 or 7.5 to the contrary, payment of Vested PSUs or Vested RSUs shall be made to the U.S. Participant or his legal representative, as applicable, in a single lump sum, less any applicable statutory withholdings or deductions, ~~either (1) between January 1 and March 15, if the last day of the Performance Period or the Vesting Date, as applicable, is December 31, or (2) if (1) does not apply, no later than 75 days~~during the calendar year immediately following the ~~last day of~~calendar year in which the Performance Period ends or the Vesting Date~~, as applicable~~ occurs (or, in the event of the Participant’s death, ~~no later than 75 days~~payment of Vested RSUs shall be made in the calendar year following the ~~date~~calendar year of the Participant’s death)~~, provided that the Participant does not have a right to designate the year of the payment~~. Neither the Board, the Corporation nor its directors, officers or employees make any representations or warranties regarding the tax treatment of any payments under the Plan and none of them shall be held liable for any taxes, interest, penalties or other monetary amounts owed by a U.S. Participant as a result of the application of Section 409A. Notwithstanding any contrary provision set forth in the Plan (and, in particular, in Section 7 of the Plan) , the payment of any amounts due under the Plan subject to Section 409A shall be made in compliance with Section 409A and shall not be accelerated except as otherwise permitted under Section 409A. Where applicable to avoid violation of Section 409A, any reference to or requirement relating to the termination or cessation of a U.S. Participant’s employment ~~may~~shall instead refer to or require such U.S. Participant’s Separation from Service. If required for Award PSUs or Award RSUs subject to Section 409A, if any Award Agreement requires payment upon Separation from Service, then a Specified Employee’s payment shall be delayed until a date that is six months following the date of the U.S. Participant’s Separation from service (or, if earlier, the date of death of the U.S. Participant).
4. Change in Control	Section 7.8 of the Plan (“Change in Control”) shall apply to Award PSUs and Award RSUs that constitute deferred compensation under Section 409A held by a U.S. Participant only if the Change in Control constitutes a Change in Control ~~of the Corporation~~ as defined in this Addendum. With respect to a transaction that constitutes a Change in Control under Section 7.8 of the Plan but does not constitute a Change in Control as defined in this Addendum, to the extent so provided by the Plan, unless otherwise determined not to become vested by the Board, all unvested PSUs and RSUs shall become fully vested (shall become Vested PSUs and Vested RSUs), but the payment of such rights shall be in the Award Agreement.

If you have any questions or require
any assistance in executing your
proxy or voting instruction form,
please call Gryphon Advisors Inc. at:
North American Toll-Free Number: 1.833.335.6118
Outside North America, Banks, Brokers and Collect Calls: 1.416.902.5565
Email: inquiries@gryphonadvisors.ca
North American Toll-Free Facsimile: 1.877.218.5372
Facsimile: 1.416.214.3224
MIND MEDICINE (MINDMED) INC.
One World Trade Center, Ste 8500 | New York, NY 10007
P:
203.648.5275

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